MORRISON | FOERSTER     555 WEST FIFTH STREET        MORRISON & FOERSTER LLP
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                        TELEPHONE: 213.892.5200      SAN DIEGO, WASHINGTON, D.C.
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January 5, 2006                                          Writer's Direct Contact
                                                         213/892-5290
                                                         ASussman@mofo.com


Via Edgar and Overnight Mail

Mr. James B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Re: Integrated Healthcare Holdings, Inc.
    - Staff Comment letter dated November 2, 2005
    ------------------------------------------------------------------
    Form 10-KSB for the year ended December 31, 2004
    Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 Form 8-K/A dated March 3, 2005 filed June 8, 2005
    File No. 0-23511

Dear Mr. Rosenberg:

We are counsel to Integrated Healthcare Holdings, Inc. (the "Company"). In response to Comment #1 in the Staff's comment letter to the Company dated November 2, 2005, we are hereby filing as "Correspondence" on Edgar the Company's proposed disclosure changes that were previously submitted in paper format to the Staff on or about October 20, 2005 in response to the Staff's comment letter dated September 21, 2005. If you have any questions, please feel free to contact the undersigned at (213) 892-5290. Our facsimile number is (213) 892-5454.

Very truly yours,

/s/ Allen Z. Sussman

Allen Z. Sussman

Enclosures

MORRISON | FOERSTER

Mr. James B. Rosenberg
January 5, 2006
Page Two


cc:      Mr. Mark Brunhofer -- Securities and Exchange Commission
         Mr. Donald Abbott -- Securities and Exchange Commission
         Mr. Bruce Mogel -- Integrated Healthcare Holdings, Inc.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Form 10-KSB


(Mark One)
      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2004; or

      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-23511
                                ----------------

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                 (Name of Small Business Issuer in its Charter)

           Nevada                                      87-0412182
  (State of incorporation)                (I.R.S. Employer Identification No.)


      1301 N Tustin Santa Ana, CA                               92705
(Address of principal executive offices)                     (Zip Code)

       Registrant's telephone number, including area code: (714) 434-9191

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)
                                ----------------

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year. $0

The aggregate market value of all stock held by non-affiliates of the registrant was $5,139,200 as of March 18, 2005 (computed by reference to the last sale price of a share of the registrant's common stock on that date as reported by the Over the Counter Bulletin Board). For purposes of this computation, it has been assumed that the shares beneficially held by directors and officers of registrant were "held by affiliates"; this assumption is not to be deemed to be an admission by such persons that they are affiliates of registrant.

    State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 118,059,000

                      DOCUMENTS INCORPORATED BY REFERENCE:

No portions of other documents are incorporated by reference into this Report.

Transitional Small Business Disclosure Format (Check one): Yes[_] No [X]

================================================================================

                      INTEGRATED HEALTHCARE HOLDINGS, INC.

                                   Form 10-KSB

               Annual Report for the Year ended December 31, 2004

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
           Part I
Item 1.    Description of Business...........................................1
Item 2.    Description of Property...........................................8
Item 3.    Legal Proceedings.................................................9
Item 4.    Submission of Matters to a Vote of Security Holders...............9
           Part II
Item 5.    Market for Equity and Related Stockholder Matters.................10
Item 6.    Management's Discussion and Analysis or Plan of Operation.........10
Item 7.    Financial Statements..............................................11
Item 8.    Changes in and Disagreements with Accountants on Accounting and
           Financial Disclosure..............................................11
Item 8A.   Controls and Procedures...........................................11
Item 8B.   Other Information.................................................12
           Part III
Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange
           Act...............................................................12
Item 10.   Executive Compensation............................................13
Item 11.   Security Ownership of Certain Beneficial Owners and Management
           and Related Stockholder
           Matters...........................................................14

Item 12.   Certain Relationships and Related Transactions....................15
Item 13.   Exhibits..........................................................15
Item 14.   Principal Accountant Fees and Services............................16

           Signatures........................................................17
           Financial Statements..............................................F-1
           Exhibits

                                     PART I

      This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

      As used in this annual report, the terms "we", "us", "our", "the Company" or "IHHI" mean Integrated Healthcare Holdings, Inc., unless otherwise indicated.

ITEM 1.  BUSINESS

Background

      Integrated Healthcare Holdings, Inc. is a predominantly physician-owned management company that, on March 8, 2005, acquired and began operating the following four hospital facilities in Orange County, California (referred to as the "Hospitals"):

o 282-bed Western Medical Center in Santa Ana; o 188-bed Western Medical Center in Anaheim; o 178-bed Coastal Communities Hospital in Santa Ana; and o 114-bed Chapman Medical Center in Orange.

      Together we believe that the Hospitals represent approximately 12.1% of all hospital beds in Orange County, California.

      Prior to March 8, 2005, including during the fiscal year ended December 31, 2004 covered by this Report, we were primarily a development stage company with no material operations. On November 18, 2003, our current executive management team, Bruce Mogel, Larry B. Anderson, and James T. Ligon, purchased a controlling interest in the Company and redirected its focus towards acquiring and managing hospitals and healthcare facilities that are financially distressed and/or underperforming. On September 29, 2004, the Company entered into a definitive agreement to acquire the four Hospitals from subsidiaries of Tenet Healthcare Corporation, and the transaction closed in March 2005.

      Western Medical Center - Santa Ana. Western Medical Center - Santa Ana, located at 1001 N. Tustin Avenue, Santa Ana, CA 92705, is Orange County's first hospital, founded over 100 years ago. The hospital has 282 beds and is one of only three designated trauma centers in Orange County, offering Neurosurgical emergency care round the clock. Located within the hospital is the renowned Grossman Burn Center. The hospital also maintains Intensive Care Units for adults and pediatrics, and a Neonatal Intensive Care Unit in a family-centered environment. The hospital has 800 active physicians and 1,200 nurses and hospital staff.

      Western Medical Center - Anaheim. Western Medical Center - Santa Ana, located at 1025 South Anaheim Blvd., Anaheim, CA 92805, offers a full range of health care and wellness services. The hospital is actively involved in the community through numerous outreach programs to educate and promote wellness. The hospital offers special expertise in The Heart and Vascular Institute, Behavioral Health Services, Women and Children Health Services, and 24-hour Emergency Services. The medical team responds to each patient as a unique individual, with sensitivity to cultural diversity and language needs. The hospital has 325 active physicians and 525 nurses and hospital staff.

      Coastal Communities Hospital. Coastal Communities Hospital, located in the heart of Santa Ana at 2701 S. Bristol St., Santa Ana, CA 92704, has served the community for more than 30 years, providing comprehensive medical and surgical services in a caring and compassionate environment. The hospital has tailored its services to meet the changing needs of the community. The hospital's staff reflects the cultural diversity of the community and is particularly responsive and sensitive to diverse health care needs. While services continue to expand, the 178-bed facility is small enough to retain the family atmosphere associated with a community hospital. Coastal Communities Hospital is accredited by the Joint Commission on the Accreditation of Healthcare Organizations, the nation's oldest and largest hospital accreditation agency. The hospital has 300 active physicians and 600 nurses and hospital staff.

      Chapman Medical Center. Founded in 1969, Chapman Medical Center is a 114-bed acute care facility located at 2601 East Chapman Ave., Orange, CA 92869. The hospital provides high technology tertiary services, and boasts pleasant surroundings designed to promote comfort and a sense of well-being. The hospital's advanced capabilities position the facility as a leader in specialty niche programs, including the following centers: Chapman Center for Obesity (surgical weightloss program); Center for Heartburn and Swallowing; Chapman Lung Center; Chapman Family Health Center; Doheny Eye Center; House Ear Clinic; Center for Senior Mental Health; and Positive Action Center (Adult and Adolescent Chemical Dependency Program). The hospital has 300 active physicians and 450 nurses and hospital staff.

Our Strategy

      Our goal is to provide high-quality health care services in a community setting that are responsive to the needs of the communities that we serve. To accomplish our mission in the complex and competitive health care industry, our operating strategies are to (1) improve the quality of care provided at our hospitals by identifying best practices and implementing those best practices,
(2) improve operating efficiencies and reduce operating costs while maintaining or improving the quality of care provided, (3) improve patient, physician and employee satisfaction, and (4) improve recruitment and retention of nurses and other employees. We intend to integrate and efficiently operate the four Hospitals in order to achieve profitability from operations. We may also seek additional acquisitions of hospitals or health facilities in the future when opportunities for profitable growth arise.

Transition of Hospital Administration and Management

      On March 8, 2005, we assumed management responsibility and control over the Hospitals. Prior to closing, our management team had been working with the individual management staffs of the Hospitals on a transition plan, so the transition occurred seamlessly. We believe that all primary systems and controls have been successfully transitioned to our Company for the effective management of the Hospitals. To date we have achieved a number of key milestones in transitioning the Hospitals to our management, including the following:

      o We have executed long term employment agreements with all key members of the Hospital administrative staffs;
      o We have augmented our management capabilities in the areas of legal compliance and managed care contracting;
      o Employee benefits packages have been negotiated and are in roll-out phase with Hospital staffs, which we believe maintain costs at approximately 2004 levels through May 2006;
      o A full portfolio of insurances are in place at costs which we believe are a substantial discount from prior rates;
      o Corporate administration and overhead has been established and will be maintained at levels that are substantially less costly than prior levels;
      o Billing and collection activities have been centralized and are now resident at IHHI;
      o Daily financial and accountability reporting systems have been established which allow the Company to track financial and operating performance in real time; and

      o Payor, vendor and physician contracts have been reviewed and assigned and/or renewed where appropriate.

      Over the next sixty days, we plan to transition to our own payroll and time and attendance systems, which will allow us to terminate our Employee Leasing Agreements with Tenet effective May 22, 2005. Additionally, we plan to pursue various cost control and revenue enhancement strategies going forward, including renegotiating agreements with primary payors and expanding service offerings where appropriate.

Health Care Regulation And Licensing

      Certain Background Information. Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Changes in the Medicare and Medicaid programs and other government health care programs, hospital cost-containment initiatives by public and private payers, proposals to limit payments and health care spending, and industry-wide competitive factors greatly impact the health care industry. The industry is also subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, physician relationships, addition of facilities and services, and charges and effective reimbursement rates for services. The laws, rules and regulations governing the health care industry are extremely complex, and the industry often has little or no regulatory or judicial interpretation for guidance. Compliance with such regulatory requirements, as interpreted and amended from time to time, can increase operating costs and thereby adversely affect the financial viability of our business. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies including fines, restrictions on admission, denial of payment for all or new admissions, the revocation of licensure, decertification, imposition of temporary management or the closure of a facility.

      Medicare and Medicaid. The Health Insurance for Aged and Disabled Act (Title XVIII of the Social Security Act), known as "Medicare," has made available to nearly every United States citizen 65 years of age and older a broad program of health insurance designed to help the nation's elderly meet hospital and other healthcare costs. The Medicare program consists of four parts: (i) Medicare Part A, which covers, among other things, inpatient hospital, skilled long-term care, home healthcare and certain other types of healthcare services; (ii) Medicare Part B, which covers physicians' services, outpatient services and certain items and services provided by medical suppliers; (iii) a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B, known as Medicare Advantage or Medicare Part C and (iv) a new Medicare Part D benefit that becomes effective in 2006 covering prescription drugs. Under Medicare Part B, we are entitled to payment for medically necessary therapy services and products that replace a bodily function, home medical equipment and supplies and a limited number of specifically designated prescription drugs. The Medicare program is administered by the Centers for Medicare and Medicaid Services (referred to as "CMS").

      Medicaid (Title XIX of the Social Security Act) is a federal-state matching program, whereby the federal government, under a need based formula, matches funds provided by the participating states for medical assistance to "medically indigent" persons. The programs are administered by the applicable state welfare or social service agencies under federal rules. Medicaid programs vary from state to state. Although traditionally they have provided for the payment of certain expenses up to established limits at rates determined in accordance with each state's regulations, more recently payment is made on a prospective basis or in accordance with fee schedules. For skilled nursing centers, most states pay prospective rates, and have some form of acuity adjustment. In addition to facility based services, most states cover an array of medical ancillary services. Payment methodologies for these services vary based upon state preferences and practices permitted under federal rules.

      We receive revenues from Medicare and Medicaid, as well as from private insurance, self-pay residents and other third-party payors. Medicare and Medicaid are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially affect the timing and/or levels of payments to us for our services.

      We are subject to periodic audits by the Medicare and Medicaid programs, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. These rights and remedies may include requiring the repayment of any amounts alleged to be overpayments or in violation of program requirements, or making deductions from future amounts due to us. Such programs may also impose fines, criminal penalties and/or program exclusions. Other third-party payor sources also reserve rights to conduct audits and make monetary adjustments in connection with or inclusive of auditing activities.

      In addition, there are from time to time proposed legislative changes, new interpretations or administration of legislation and other governmental initiatives, which may have an effect on our business. There can be no assurance that the impact of any future healthcare legislation or regulation will not further adversely affect our business, or that payments under governmental and private third-party payor programs will be timely, will remain at levels similar to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Our financial condition and results of operations are affected by the reimbursement process, which is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

      Anti-Kickback and Self-Referral Regulations. Medicare and Medicaid anti-kickback and anti-fraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Anti-kickback Amendments") prohibit certain business practices and relationships that might affect the provision and cost of health care services payable under the Medicare and Medicaid programs and other government programs, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by such programs. Sanctions for violating the Anti-kickback Amendments include criminal penalties and civil sanctions, as well as fines and possible exclusion from government programs, such as Medicare and Medicaid. Many states have statutes similar to the federal Anti-kickback Amendments, except that the state statutes usually apply to referrals for services reimbursed by all third-party payers, not just federal programs. In addition, it is a violation of the federal Civil Monetary Penalties Law to offer or transfer anything of value to Medicare or Medicaid beneficiaries that is likely to influence their decision to obtain covered goods or services from one provider or service over another.

      Section 1877 of the Social Security Act (commonly referred to as the "Stark" law) generally restricts referrals by physicians of Medicare or Medicaid patients to entities with which the physician or an immediate family member has a financial relationship, unless one of several exceptions applies. The referral prohibition applies to a number of statutorily defined "designated health services," such as clinical laboratory, physical therapy, radiology services and hospital services. The exceptions to the referral prohibition cover a broad range of common financial relationships. These statutory, and the subsequent regulatory, exceptions are available to protect certain permitted employment relationships, leases, group practice arrangements, medical directorships, hospital ownerships, and other common relationships between physicians and providers of designated health services, such as hospitals. A violation of the Stark law may result in a denial of payment, required refunds to patients and the Medicare program, civil monetary penalties of up to $15,000 for each violation, civil monetary penalties of up to $100,000 for "sham" arrangements, civil monetary penalties of up to $10,000 for each day that an entity fails to report required information, and exclusion from participation in the Medicare and Medicaid programs and other federal programs. Many states have adopted or are considering similar self-referral statutes, some of which extend beyond the Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care.

      Health Insurance Portability and Accountability Act. The Health Insurance Portability and Accountability Act, or HIPAA, mandates the adoption of industry standards for the exchange of health information in an effort to encourage overall administrative simplification and enhance the effectiveness and efficiency of the health care industry. HIPAA requires that health providers and other "covered entities," such as insurance companies and other third-party payers, adopt uniform standards for the electronic transmission of medical records, billing statements and insurance claims forms. HIPAA also establishes new federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. The law provides both criminal and civil fines and penalties for covered entities that fail to comply with HIPAA.

      HHS regulations include deadlines for compliance with the various provisions of HIPAA. In 2001, in response to concerns by many health care providers about their ability to comply with impending HIPAA deadlines, Congress extended until October 2003 the original deadline for compliance with the electronic data transmission (transaction and code set) standards that health care providers must use when transmitting certain health care information electronically. In October 2003, under authority given by HHS, CMS implemented a plan that allows providers and other electronic billers to continue to submit pre-HIPAA format electronic claims for periods after October 16, 2003, provided they can show good faith efforts to become HIPAA compliant. All covered entities were required to comply with the privacy requirements of HIPAA by April 14, 2003. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information.

      Health Care Facility Licensing Requirements. In order to maintain their operating licenses, health care facilities must comply with strict governmental standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our health care facilities hold all required governmental approvals, licenses and permits material to the operation of our business.

      Utilization Review Compliance and Hospital Governance. In addition to certain statutory coverage limits and exclusions, federal laws and regulations, specifically the Medicare Conditions of Participation, generally require health care providers, including hospitals that furnish or order health care services that may be paid for under the Medicare program or state health care programs, to assure that claims for reimbursement are for services or items that are (1) provided economically and only when, and to the extent, they are medically reasonable and necessary, (2) of a quality that meets professionally recognized standards of health care, and (3) supported by appropriate evidence of medical necessity and quality. CMS administers the Quality Improvement Organization ("QIO") program through a network of QIOs that work with consumers, physicians, hospitals and other caregivers to refine care delivery systems to assure patients receive the appropriate care at the appropriate time, particularly among underserved populations. The QIO program also safeguards the integrity of the Medicare trust fund by reviewing Medicare patient admissions, treatments and discharges, and ensuring payment is made only for medically necessary services, and investigates beneficiary complaints about quality of care. The QIOs have the authority to deny payment for services provided and recommend to HHS that a provider that is in substantial noncompliance with certain standards be excluded from participating in the Medicare program.

      Environmental Regulations. Our health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Our operations, as well as our purchases and sales of facilities, also are subject to compliance with various other environmental laws, rules and regulations.

Corporate History

      The Company was originally incorporated under the laws of the State of Utah on July 31, 1984 under the name "Aquachlor Marketing Inc." On December 23, 1988, the Company reincorporated in the State of Nevada. From 1989 until 2003, the Company pursued a number of potential business opportunities but was mostly dormant and had no material assets, revenues or business operations.

      On November 18, 2003, Bruce Mogel, Larry B. Anderson, and James T. Ligon purchased a controlling interest in First Deltavision with the objective of transforming the Company into a leading provider of high-quality, cost-effective healthcare through the acquisition and management of financially distressed and/or under performing hospitals and other healthcare facilities.

      In the first quarter of 2004, the Company changed its fiscal year end from June 30 to December 31, and changed the Company's name to "Integrated Healthcare Holdings, Inc."

      Our principal executive offices are located at 695 Town Center Drive, Suite 260, Costa Mesa, California 92626, and our telephone number is (714) 434-9191.

Employees

      At December 31, 2004, we had six employees. At March 25, 2005, we had on a consolidated basis 2,050 full-time employees and 263 part-time employees. Some of our employees are represented by labor unions and covered by collective bargaining agreements. We believe that our relations with our employees are good.

      Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Members of the medical staffs of our hospitals also often serve on the medical staffs of hospitals not owned by us. Members of our medical staffs are free to terminate their affiliation with our hospitals or admit their patients to competing hospitals at any time. Most of the physicians who practice at our hospitals are not our employees. Nurses, therapists, lab technicians, facility maintenance staff and the administrative staff of hospitals, however, normally are our employees.

Risk Factors Relating to Our Business and Stock

      An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and our results could differ materially from those expressed in any forward-looking statements contained in this report. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

      We may face difficulties integrating our acquisition of the Hospitals.

      Our acquisition of the Hospitals involves numerous potential risks, including:

            o potential loss of key employees and management of acquired companies;
            o difficulties integrating acquired personnel and distinct cultures;
            o difficulties integrating acquired companies into our proposed operating, financial planning and financial reporting systems;
            o     diversion of management attention; and
            o assumption of liabilities and potentially unforeseen liabilities, including liabilities for past failure to comply with healthcare regulations.

      Our acquisition also involves significant cash expenditures, debt incurrence and integration expenses that could seriously strain our financial condition. If we are required to issue equity securities to raise additional capital, existing stockholders will likely be diluted, which could affect the market price of our stock.

      Healthcare-related legislation and regulations may negatively affect our financial condition and results of operations.

      Our Hospitals receive a substantial portion of their revenues from Medicare and Medicaid. The healthcare industry is experiencing a strong trend toward cost containment, as the government seeks to impose lower reimbursement and resource utilization group rates, limit the scope of covered services and negotiate reduced payment schedules with providers. These cost containment measures generally have resulted in a reduced rate of growth in the reimbursement for the services that we provide relative to the increase in our cost to provide such services.

      Changes to Medicare and Medicaid reimbursement programs have limited, and are expected to continue to limit, payment increases under these programs. Also, the timing of payments made under the Medicare and Medicaid programs is subject to regulatory action and governmental budgetary constraints resulting in a risk that the time period between submission of claims and payment could increase. Further, within the statutory framework of the Medicare and Medicaid programs, a substantial number of areas are subject to administrative rulings and interpretations which may further affect payments.

      We conduct business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions, including loss of licensure and decertification.

      Our business is subject to extensive federal, state and, in some cases, local regulation with respect to, among other things, participation in the Medicare and Medicaid programs, licensure and certification of facilities, and reimbursement. These regulations relate, among other things, to the adequacy of physical plant and equipment, qualifications of personnel, standards of care, government reimbursement and operational requirements. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs and thereby adversely affect the financial viability of our business. Because these regulations are amended from time to time and are subject to interpretation, we cannot predict when and to what extent liability may arise. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies including (with respect to inpatient care) fines, restrictions on admission, denial of payment for all or new admissions, the revocation of licensure, decertification, imposition of temporary management or the closure of a facility or site of service.

      We are subject to periodic audits by the Medicare and Medicaid programs, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements. Rights and remedies available to these programs include repayment of any amounts alleged to be overpayments or in violation of program requirements, or making deductions from future amounts due to us. These programs may also impose fines, criminal penalties or program exclusions. Other third-party payor sources also reserve rights to conduct audits and make monetary adjustments in connection with or exclusive of audit activities.

      We face intense competition in our business.

      The healthcare industry is highly competitive. We compete with a variety of other organizations in providing medical services, many of which have greater financial and other resources and may be more established in their respective communities than we are. Competing companies may offer newer or different centers or services than we do and may thereby attract patients or customers who are presently patients, customers or are otherwise receiving our services.

      An increase in insurance costs may adversely affect our operating cash flow, and we may be liable for losses not covered by or in excess of our insurance.

      An increasing trend in malpractice litigation claims, rising costs of malpractice litigation, losses associated with these malpractice lawsuits and a constriction of insurers have caused many insurance carriers to raise the cost of insurance premiums or refuse to write insurance policies for hospital facilities. Also, a tightening of the reinsurance market has affected property, auto and excess liability insurance carriers. Accordingly, the costs of all insurance premiums have increased.

      A significant portion of our business is concentrated in certain markets and the respective economic conditions or changes in the laws affecting our business in those markets could have a material adverse effect on our operating results.

      We receive all of our inpatient services revenue from operations in Orange County, California. The economic condition of this market could affect the ability of our patients and third-party payors to reimburse us for our services, through its effect on disposable household income and the tax base used to generate state funding for Medicaid programs. An economic downturn, or changes in the laws affecting our business in our market and in surrounding markets, could have a material adverse effect on our financial position, results of operations and cash flows.

      There is a lack of an active public market for our common stock.

      Our common stock is listed for trading on the Over-the-Counter Bulletin Board. There can be no assurance that a market will develop or continue for our common stock. Our common stock may be thinly traded, if traded at all, and is likely to experience significance price fluctuations. In addition, our stock is defined as a "penny stock" under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. In general, a "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or National Market System ("NASDAQ NMS") and have a bid price in the market of less than $5.00. "Penny stocks" are subject to Rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell our common stock, and therefore, may adversely affect the ability of our stockholders to sell common stock in the public market.

ITEM 2.   PROPERTIES

      The Company uses approximately 3,400 square feet of office space within an office facility that is leased to Mogel Management, LLC, a company owned by its senior executive officers, Bruce Mogel, Larry B. Anderson and James T. Ligon. The Company reimburses Mogel Management, LLC for its use of space in the amount of $5,717 per month.

      In March 2005, the Company completed the acquisition of the Hospitals. At the closing of the acquisition, the Company transferred all of the fee interests in the real estate acquired from Tenet (the "Hospital Properties") to Pacific Coast Holdings Investments, LLC ("PCHI"). The Company entered into a Triple Net Lease, dated March 7, 2005 (the "Triple Net Lease"), under which it leased back from PCHI all of the real estate that it transferred to PCHI. The Triple Net Lease covers the properties listed on the table below.

                                           Approximate Aggregate Square                       Initial Lease
           Name of Property                           Footage                Lease Rate        Expiration
-----------------------------------------------------------------------------------------------------------
Western Medical Center-Santa Ana                      360,000                                 Feb. 28, 2030
1001 North Tustin Ave.                                                      See note 1.
Santa Ana, CA 92705

Administrative Building at                             40,000                                 Feb. 28, 2030
1301 N. Tustin Ave.                                                         See note 1.
Santa Ana, CA

Western Medical Center-Anaheim                        132,000                                 Feb. 28, 2030
1025 South Anaheim Blvd.                                                    See note 1.
Anaheim, CA 92805

Parking lot at                                         56,000                                 Feb. 28, 2030
979 South Anaheim Blvd.                                                     See note 1.
Anaheim, CA 92805

Coastal Communities Hospital                          115,000                                 Feb. 28, 2030
2701 South Bristol St.                                                      See note 1.
Santa Ana, CA 92704

Doctor's    Hospital   Medical   Office                37,000                                March 30, 2009
Building                                                                    See note 2.
1901/1905 N. College Ave.
Santa Ana, CA 92706

(If  acquired  by the  Company  or PCHI     25,000 (aggregate)                               March 30, 2009
during 2005:)                                                               See note 2.

22 Condominium Units
Hospital Department (WMCSA)
999 North Tustin Ave.
Santa Ana, CA 92705

      ----------------------------
      (1) Initial monthly lease rate for all five properties equals one-twelfth of (a) the amount obtained by multiplying $50 million by the sum of the average annual interest rate charged on the loan secured by the first lien deed of trust on the Hospital Properties for the preceding month (the "Real Estate Loan") plus the "landlord's spread" (for the first year, the difference between 12% and the annual interest rate on the Real Estate Loan up to 2.5%, and then 2.5% thereafter), plus (b) beginning on the earlier of the refinancing of the Hospital Properties or March 8, 2007, $2.5 million.

      (2) Initial monthly lease rate for all of the medical office properties equals the rent received from the tenants of these properties less the actual monthly costs to operate the properties, including insurance and real property taxes.


ITEM 3.  LEGAL PROCEEDINGS

      We are not a party to any legal proceedings.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      There was no matter submitted to a vote of our security holders during the fourth quarter of our fiscal year ending December 31, 2004.

                                     PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


      There is no organized or established trading market for our Company Stock. The Company's common stock is listed for trading on the OTC Bulletin Board under the symbol "IHCH.BB". There currently is a very limited public market for the Company's common stock and no assurance can be given that a large public market will develop in the future. The trading market for the Common Stock is extremely thin. In view of the lack of an organized or established trading market for the Common Stock and the extreme thinness of whatever trading market may exist, the prices reflected on the chart as reported on the Bulletin Board may not be indicative of the price at which any prior or future transactions were or may be effected in the Common Stock. Stockholders are cautioned against drawing any conclusions from the data contained herein, as past results are not necessarily indicative of future stock performance.

      The following table sets forth the high and low bid price for the Company's Common Stock for each quarter for the period from January 1, 2003 through December 31, 2004, as quoted on the Over-the-Counter Bulletin Board. Such Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

      YEAR            PERIOD          HIGH         LOW
      ----            ------          ----         ---
      2003       First Quarter       $0.51        $0.40
                 Second Quarter      $1.50        $0.40
                 Third Quarter       $1.50        $0.40
                 Fourth Quarter*     $2.00        $0.51
      2004       First Quarter       $3.15        $0.65
                 Second Quarter      $1.00        $0.65
                 Third Quarter       $0.70        $0.15
                 Fourth Quarter      $0.62        $0.25

      -----------------------
      * Note: Messrs. Mogel, Anderson and Ligon acquired control of the Company on November 18, 2003. Prior to that date the Company was not engaged in any material operations.

      As of the date of this report, there were approximately 237 record holders of the Company's common stock; this number does not include an indeterminate number of stockholders whose shares may be held by brokers in street name. The Company has not paid and does not expect to pay any dividends on its shares of common stock for the foreseeable future, as any earnings will be retained for use in the business.

      The Company currently has no compensation plans under which equity securities of the Company are authorized for issuance.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      During the fiscal year ended December 31, 2004 covered by this Report, we were primarily a development stage company with no material operations and no revenue from operations. On September 29, 2004, the Company entered into a definitive agreement to acquire four hospitals from subsidiaries of Tenet Healthcare Corporation, and the transaction closed in March 2005. Effective March 8, 2005, we acquired and began operating the following four hospital facilities in Orange County, California (the "Hospitals"):

            o 282-bed Western Medical Center in Santa Ana; o 188-bed Western Medical Center in Anaheim; o 178-bed Coastal Communities Hospital in Santa Ana; and o 114-bed Chapman Medical Center in Orange.

      Our plan of operation over the next 12 months is to integrate and efficiently operate the four Hospitals in order to achieve profitability from operations. We may also seek additional acquisitions of hospitals or health care facilities in the future when opportunities for profitable growth arise. In addition, we plan in the future to seek other sources of long-term financing to replace our current outstanding debt at lower interest rates.

      We believe that we can satisfy our cash requirements over the next 12 months through internal sources. However there can be no assurance that we will not require additional cash financing over the next 12 months, or that such capital will be available to us at all or on terms that are acceptable to us. Our failure to obtain the necessary amount of working capital to fund our operations as currently anticipated could have a material, adverse effect upon our capacity to grow or continue our operations. In addition, if we need to raise additional equity financing, the sale of our equity securities may be issued at a price per share significantly below the then trading prices listed for our common stock on the OTC Bulletin Board and thus may be dilutive to our current stockholders.

      During the year ended December 31, 2004, the Company earned no revenues. At December 31, 2004, the Company had no off-balance sheet arrangements, as defined by Securities and Exchange Commission Regulation S-B Item 303(c).

ITEM 7. FINANCIAL STATEMENTS

The following financial statements are filed as a part of this report beginning on page F-1:

      Page   Description

      F-2 Auditors Report of Ramirez International dated March 30, 2005.

      F-3 Consolidated Balance Sheet as of December 31, 2004 and 2003.

      F-4    Consolidated Statement of Operations
             for years ended December 31, 2004 and 2003, and cumulative from inception, July 31, 1984, through December 31, 2004.

      F-5 Consolidated Statement of Shareholders' Equity from Inception, July 31, 1984, through December 31, 2004.

      F-6 Consolidated Statement of Cash Flow for years ended December 31, 2004 and 2003, and from Inception, July 31, 1984, through December 31, 2004.

      F-7    Notes to Consolidated Financial Statements.


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

ITEM 8A.  CONTROLS AND PROCEDURES

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 15d-15(e). The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company's certifying officers have concluded that the Company's disclosure controls and procedures are effective in reaching that level of assurance.

      As of the end of the period of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the

Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

      There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

ITEM 8B. OTHER INFORMATION

      None.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

      The following table contains certain information concerning our directors and executive officers:

             Name                    Age       Positions with the Company         Date Became Director
-----------------------------        ---       --------------------------         --------------------
Anil V. Shah, M.D.                   55     Executive Chairman of the Board         January 31, 2005

Bruce  Mogel.................        47     Director, Chief Executive Officer       November 18, 2003

Larry B. Anderson ...........        56     Director, President                     November 18, 2003

James T. Ligon...............        63     Director, Chief Financial Officer       November 18, 2003

Daniel J. Brothman...........        50     Senior Vice President, Operations              N/A

      Dr. Anil V. Shah is Executive Chairman of the Board of Directors of the Company. He is also the manager of Orange County Physicians Investment Network, LLC. Dr. Shah is a Board certified cardiologist active in practice for the last 23 years. He is an interventional and nuclear cardiologist and also performs cutting edge imaging techniques including CT angiography of the heart. Dr. Shah was a fellow in cardiology and subsequently a research fellow in nuclear cardiology at the VA Hospital Wadsworth and UCLA School of Medicine. He has held several positions at hospitals where he practices and has been an active speaker at various forums in his field.

      Bruce Mogel, who is Chief Executive Officer and director of the Company, has over 25 years of experience in operational management and has held several lead executive roles in the healthcare field. Most recently, from 1999-2002, Mr. Mogel served as Executive Vice President of Operations for Doctors' Community Healthcare Corp, where he was responsible for the operations and profitability of five acute care hospitals and one psychiatric hospital, and managed a team of six hospital CEOs and other senior management members. Mr. Mogel earned his Bachelor's degree from The State University of New York at Buffalo with a degree in English.

      Larry B. Anderson, who is President and director of the Company, has over 20 years of senior level executive experience in an enterprise with over $65 billion per year in sales. A California licensed attorney since 1975, Mr. Anderson specializes in employment and business law matters, including collective bargaining, arbitrations, unfair labor practices and court cases as well as transactional work in contracts and due diligence. From 2002-2003, as the Executive Vice President, Human Resources and General Counsel, Litigation, Mr. Anderson managed all litigation for a seven hospital chain in Southern California. Mr. Anderson earned his Bachelor of Arts degree in Political Science from California State University, Long Beach, and his law degree from Loyola University.

      James T. Ligon, who is Chief Financial Officer and director of the Company, launched and operated several successful businesses, including JAMAR Associates, a California healthcare consulting company. He also has over 30 years of hospital experience in California, having been in charge of the Finance and Accounting functions at Robert F. Kennedy Medical Center, Brotman Medical Center and Bellflower Hospitals, among others. Mr. Ligon has substantial experience in, and knowledge of, hospital finance, accounting and administration. Mr. Ligon has a BBA degree in Accounting and an MBA Degree.

      Daniel J. Brothman, who is Senior Vice President, Operations, of the Company and Chief Executive Officer of Western Medical Center Santa Ana, is an experienced single and multi-hospital operations executive. He has spent the last five years building the Western Medical Center in Santa Ana for Tenet Healthcare, and improved its performance with increasing EBITDA each successive year from 1999-2002. Mr. Brothman also ran Columbia Healthcare's Utah Division from 1996-1998. Mr. Brothman has in excess of 30 years experience in hospital administration. Mr. Brothman earned his Bachelor of Arts degree from Washington University at St. Louis, and his Master's in Health Care Administration from the University of Colorado at Denver.

      The Company does not currently have an Audit Committee of the Board of Directors or a Nominating Committee. The entire Board of Directors performs the functions of those committees. None of the members of the Board of Directors are considered "independent" under the description of independence used for Nasdaq-listed companies. The Board of Directors has determined that James Ligon is an "audit committee financial expert" as defined in the SEC rules.

Code of Ethics

      We have adopted a Code of Business Conduct and Ethics that applies to our employees (including our principal executive officer, chief financial officer and controller) and directors. Our Code of Business Conduct and Ethics can be obtained free of charge by sending a request to our Corporate Secretary to the following address: Integrated Healthcare Holdings, Inc.,
Attn: James T. Ligon, 695 Town Center Drive, Suite 260, Costa Mesa, California 92626.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

      Based solely upon the copies of Section 16(a) reports which we received from such persons or written representations from them regarding their transactions in our common stock, we believe that, during the year ended December 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were met in a timely manner.

ITEM 10. EXECUTIVE COMPENSATION

      The following table sets forth compensation information during 2004 and 2003 for services rendered to us by each of our executive officers as of December 31, 2004 in all capacities, other than as directors.

                           SUMMARY COMPENSATION TABLE

                                                 Annual Compensation          Long-Term Compensation
                                                ---------------------   ----------------------------------
                                                                                 Awards            Payouts
                                                                        -----------------------    -------
                                                                        Restricted   Securities
                                                         Other Annual   Stock        Underlying     LTIP      All Other
                                     Salary     Bonus    Compensation     Awards    Option/SARs    Payouts   Compensation
   Name and Position       Year         $         $           $             $       and Warrants      $            $
   -----------------       ----      ------     -----    ------------   ----------  ------------   -------   ------------
Bruce Mogel               2004       111,500    12,500        0             0            0            0             0
Chief Executive Officer   2003          0         0           0             0            0            0             0

Larry B. Anderson         2004       101,500    12,500        0             0            0            0             0
President                 2003          0         0           0             0            0            0             0

James T. Ligon            2004       116,500    12,500        0             0            0            0             0
Chief Financial Officer   2003          0         0           0             0            0            0             0

      ----------------------------

      During the periods covered by this table, none of the Company's executive officers were granted any stock option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item. There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts, Severance Agreements and Change of Control Arrangements

      In February 2005, we entered into three-year employment agreements with Messrs. Mogel, Anderson and Ligon, with each agreement on the following terms:

            o     Base salary of $360,000 per year;
            o     Bonus as determined by the Board of Directors;
            o Stock options for 1,000,000 shares, vesting annually in three equal installments;
            o     Standard medical and dental insurance;
            o     Up to four weeks vacation annually;
            o Monthly auto allowance of $1,000, and use of cellular telephone; and
            o Twelve months severance pay upon termination without cause or resignation for cause.

      The Company also intends to enter into an employment agreement with Dr. Shah, on terms to be determined.


ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 25, 2005, unless otherwise noted, by:

o each shareholder known to us to own beneficially more than 5% of our common stock;
o each of our directors and each of our executive officers at December 31, 2004; and
o     all of our current directors and executive officers as a group.

      Except as otherwise noted below, the address of each person or entity listed on the table is 695 Town Center Drive, Suite 260, Costa Mesa, California 92626.

                                                                                Amount and
                                                                                Nature of
                                                                                Beneficial    Percentage
                                             Name                              Ownership(1)    of Total
                                             ----                              ------------   ----------
   DIRECTORS AND EXECUTIVE OFFICERS
          Dr. Anil V. Shah(1)..................................................96,100,000(2)    77.9%(2)
          Bruce Mogel.......................................................... 5,376,000        4.6%
          Larry B. Anderson.................................................... 5,376,000        4.6%
          James T. Ligon....................................................... 5,376,000        4.6%
   All current directors and executive officers as a group (5 persons)........112,228,000       95.1%
   PRINCIPAL SHAREHOLDERS (other than those named above)
          Orange County Physicians Investment Network, LLC ("OCPIN") 1.........96,100,000(2)    77.9%(2)


      ----------------------------
      (1) Dr. Shah is the managing member and part owner of OCPIN. Dr. Shah and OCPIN may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Dr. Shah disclaims beneficial ownership of all shares held by OCPIN except to the extent of his pecuniary interest therein.

      (2) Includes 5,400,000 shares that may be acquired within 60 days under the terms of a Stock Purchase Agreement with the Company dated as of January 28, 2005.

      The Company currently has no compensation plans under which equity securities of the Company are authorized for issuance.

      ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The following is a summary of certain transactions occurring in the last two years between the Company and its directors, officers and 5% or greater shareholders (other than compensatory arrangements which are discussed above):

      In January 2004, the Company began reimbursing Mogel Management, LLC for leased office space. This transaction is described above under Item 2. Properties.

      On January 1, 2004, the Company acquired Mogel Management Group, Inc., an operating company owned by Messrs. Mogel, Anderson and Ligon, for promissory notes with an aggregate principal amount of $60,000. The notes are due on December 31, 2004 and bear interest at the rate of six percent per year.

      On January 1, 2004, Messrs. Mogel, Ligon and Anderson executed Employment Agreements with the Company, which are described above under Item 10. Executive Compensation, and also filed as Exhibits 10.1, 10.2 and 10.3 to this Report.

      On November 16, 2004, the Company entered into a Purchase Option Agreement (the "Purchase Option Agreement") with Dr. Anil V. Shah or his assignee, OCPIN, granting to OCPIN an option (the "Purchase Option") to (i) purchase up to 50,000,000 shares of common stock of the Company for an aggregate of $15,000,000 and (ii) invest $2,500,000 for a 49% membership interest in a new limited liability company (the "Real Estate LLC") to be formed for the purpose of holding real estate which the Company agreed to acquire from subsidiaries of Tenet Healthcare Corporation. The Company also granted a stock option to Dr. Anil V. Shah individually providing that, if the Purchase Option is exercised in full by OCPIN, the Company will provide Dr. Shah with an additional right to purchase 10,000,000 shares of common stock of the Company for $0.25 per share.

      On January 28, 2005, the Company entered into a Stock Purchase Agreement with OCPIN, under which (i) the Purchase Option Agreement was terminated, and
(ii) OCPIN agreed to invest $30,000,000 in the Company for an aggregate of 108,000,000 shares of common stock of the Company.

      Also, on January 27, 2005, the Company entered into a Rescission, Restructuring and Assignment Agreement (the "Restructuring Agreement") with Kali
P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D. The Restructuring Agreement amended and canceled certain portions of an agreement under which Dr. Chaudhui agreed to acquire stock in the Company. Also under the Restructuring Agreement, (i) OCPIN agreed to pay or cause to be paid to Dr. Chaudhuri his escrow deposit of $10,000,000 plus accrued interest, and (ii) OC-PIN and Dr. Chaudhuri agreed to form a new real estate holding company to own and operate the Real Estate LLC, with Dr. Chaudhuri to own no more than 49% of the Real Estate LLC.

      On March 7, 2005, upon acquisition of the Hospitals, the Company transferred its right to all of the fee interests in the Hospital Properties to Pacific Coast Holdings Investments, LLC ("PCHI"). PCHI is 51% owned by West Coast Holdings, LLC (owned in part by Dr. Anil Shah) and 49% by Ganesha Realty LLC (owned in part by Dr. Kali Chaudhuri). The Company entered into a Triple Net Lease under which it leased back from PCHI all of the Hospital Properties.

ITEM 13. EXHIBITS

      Exhibits required to be filed are listed below and except where incorporated by reference, immediately follow the Financial Statements. Each management or compensation plan is marked with an asterisk (*). Each document filed with this report is marked with two asterisks (**).

Exhibit
Number      Description
------      -----------

2.1 Asset Sale Agreement, dated September 29, 2004, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (AHM CGH, Inc., Health Resources Corporation of America - California, SHL/O Corp., and UWMC Hospital Corporation) (incorporated herein by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

2.2 First Amendment to Asset Sale Agreement, dated January 28, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

2.3 Second Amendment to Asset Sale Agreement, effective as of January 1, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.4 Third Amendment to Asset Sale Agreement, effective as of March 8, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.5 Letter Agreement, dated January 28, 2005, by and between the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

3.1 Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibits 3.3, 3.4 and 3.6 to Form 10-SB filed by the Registrant on December 16, 1997).

3.2 Certificate of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Appendix A to Registrant's Definitive Information Statement on Schedule 14C filed by the Registrant on October 20, 2004).

3.3         Bylaws of the Registrant. **

10.1 Employment Agreement with Bruce Mogel, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.1 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.2 Employment Agreement with Larry B. Anderson, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.2 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.3 Employment Agreement with James T. Ligon, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.3 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.4 Secured Convertible Note Purchase Agreement, dated as of September 28, 2004, by and between the Registrant and Kali P. Chaudhuri, M.D. (incorporated herein by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 5, 2004).

10.5 First Amendment to Secured Convertible Note Purchase Agreement, dated as of November 16, 2004, by and between the Registrant and Kali P. Chaudhuri, M.D. (incorporated herein by reference from
            Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

10.6 Purchase Option Agreement, dated as of November 16, 2004, by and between the Registrant and Anil V. Shah, M.D. (incorporated herein by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

10.7 Rescission, Restructuring and Assignment Agreement, dated January 27, 2005, by and among the Registrant, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.8 Stock Purchase Agreement, dated January 28, 2005, by and between the Registrant and Orange County Physicians Investment Network, LLC (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.9 Guaranty Agreement, dated as of March 3, 2005, by Orange County Physicians Investment Network, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.10 Guaranty Agreement, dated as of March 3, 2005, by Pacific Coast Holdings Investments, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.11 Subordination Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.12 Credit Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC and its members, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.13 Form of $50 million acquisition note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.7 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.14 Form of $30 million line of credit note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.8 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.15 Triple Net Hospital and Medical Office Building Lease dated March 7, 2005, as amended by Amendment No. 1 To Triple Net Hospital and Medical Office Building Lease (incorporated herein by reference from
            Exhibit 99.9 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.16       Employment Agreement with Bruce Mogel, dated February 25, 2005. * **

10.17       Employment Agreement with Larry B. Anderson, dated February 25,
            2005. * **

10.18       Employment Agreement with James T. Ligon, dated February 25, 2005. *
            **

10.19       Employment Agreement with Milan Mehta, dated February 25, 2005. * **

10.20       Employment Agreement with Hari S. Lal, dated February 25, 2004. * **

10.21       Employment Agreement with Daniel J. Brothman, dated December 31,
            2004. * **

10.22       Employment Agreement with Steve Blake, dated March 21, 2005. * **

21.1 The subsidiaries of the Registrant are WMC-SA, Inc., a California corporation, WMC-A, Inc., a California corporation, Chapman Medical Center, Inc., a California corporation, Coastal Communities Hospital, Inc., a California corporation, and Mogel Management, Inc., a Nevada corporation.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table sets forth the aggregate fees that we incurred for audit and non-audit services provided by Ramirez International, which acted as independent auditors for the year ended December 31, 2004 and performed audit services for us during this period. The audit fees include only fees that are customary under generally accepted auditing standards and are the aggregate fees that we incurred for professional services rendered for the audit of our financial statements for the year ended December 31, 2004.

          Nature of fees            December 31, 2004
          --------------            -----------------
      Audit Fees (Financial)                $24,330
      Audit Related Fees                         $0
      Tax Fees                                   $0
      Other Fees                                 $0

      The full Board of Directors pre-approves all audit and permissible non-audit services to be performed by the independent auditors.

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    INTEGRATED HEALTHCARE HOLDINGS, INC.

  Dated: March 31, 2005             By:  /s/ Bruce Mogel
                                         -------------------------
                                         Bruce Mogel
                                         Chief Executive Officer
                                         (Principal Executive Officer)

      Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

  Dated: March 31, 2005             By:  /s/ Bruce Mogel
                                         -------------------------
                                         Bruce Mogel
                                         Director and Chief Executive  Officer
                                         (Principal Executive Officer)

  Dated: March 31, 2005             By:  /s/ Larry B. Anderson
                                         -------------------------
                                         Larry B. Anderson
                                         Director

  Dated: March 31, 2005             By:  /s/ James T. Ligon
                                         -------------------------
                                         James T. Ligon
                                         Director and Chief Financial  Officer
                                         (Principal Financial Officer)

  Dated: March 31, 2005             By:  /s/ Anil V. Shah, M.D.
                                         -------------------------
                                         Anil V. Shah, M.D.
                                         Director

                                  EXHIBIT INDEX

Exhibit
Number      Description
------      -----------

2.1 Asset Sale Agreement, dated September 29, 2004, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (AHM CGH, Inc., Health Resources Corporation of America - California, SHL/O Corp., and UWMC Hospital Corporation) (incorporated herein by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

2.2 First Amendment to Asset Sale Agreement, dated January 28, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

2.3 Second Amendment to Asset Sale Agreement, effective as of January 1, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.4 Third Amendment to Asset Sale Agreement, effective as of March 8, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.5 Letter Agreement, dated January 28, 2005, by and between the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

3.1 Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibits 3.3, 3.4 and 3.6 to Form 10-SB filed by the Registrant on December 16, 1997).

3.2 Certificate of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Appendix A to Registrant's Definitive Information Statement on Schedule 14C filed by the Registrant on October 20, 2004).

3.3         Bylaws of the Registrant. **

10.1 Employment Agreement with Bruce Mogel, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.1 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.2 Employment Agreement with Larry B. Anderson, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.2 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.3 Employment Agreement with James T. Ligon, dated January 1, 2004* (incorporated herein by reference from Exhibit 10.3 to the Registrant's Transitional Report on Form 10-K filed with the Commission on April 15, 2004).

10.4 Secured Convertible Note Purchase Agreement, dated as of September 28, 2004, by and between the Registrant and Kali P. Chaudhuri, M.D. (incorporated herein by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on October 5, 2004).

10.5 First Amendment to Secured Convertible Note Purchase Agreement, dated as of November 16, 2004, by and between the Registrant and Kali P. Chaudhuri, M.D. (incorporated herein by reference from
            Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

10.6 Purchase Option Agreement, dated as of November 16, 2004, by and between the Registrant and Anil V. Shah, M.D. (incorporated herein by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Commission on November 22, 2004).

10.7 Rescission, Restructuring and Assignment Agreement, dated January 27, 2005, by and among the Registrant, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.8 Stock Purchase Agreement, dated January 28, 2005, by and between the Registrant and Orange County Physicians Investment Network, LLC (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.9 Guaranty Agreement, dated as of March 3, 2005, by Orange County Physicians Investment Network, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.10 Guaranty Agreement, dated as of March 3, 2005, by Pacific Coast Holdings Investments, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.11 Subordination Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.12 Credit Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC and its members, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.13 Form of $50 million acquisition note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.7 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.14 Form of $30 million line of credit note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.8 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.15 Triple Net Hospital and Medical Office Building Lease dated March 7, 2005, as amended by Amendment No. 1 To Triple Net Hospital and Medical Office Building Lease (incorporated herein by reference from
            Exhibit 99.9 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.16       Employment Agreement with Bruce Mogel, dated February 25, 2005. * **

10.17       Employment Agreement with Larry B. Anderson, dated February 25,
            2005. * **

10.18       Employment Agreement with James T. Ligon, dated February 25, 2005. *
            **

10.19       Employment Agreement with Milan Mehta, dated February 25, 2005. * **

10.20       Employment Agreement with Hari S. Lal, dated February 25, 2004. * **

10.21       Employment Agreement with Daniel J. Brothman, dated December 31,
            2004. * **

10.22       Employment Agreement with Steve Blake, dated March 21, 2005. * **

21.1 The subsidiaries of the Registrant are WMC-SA, Inc., a California corporation, WMC-A, Inc., a California corporation, Chapman Medical Center, Inc., a California corporation, Coastal Communities Hospital, Inc., a California corporation, and Mogel Management, Inc., a Nevada corporation.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

                       Financial Statements and Report of
                    Independent Certified Public Accountants

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)

                           December 31, 2004 and 2003


                                Table of Contents


Report of Independent Registered Public Accounting Firm..................... F-2

Consolidated Financial Statements

         Consolidated Balance Sheet......................................... F-3

         Consolidated Statement of Operations............................... F-4

         Consolidated Statement of Stockholders' Equity..................... F-5

         Consolidated Statement of Cash Flows............................... F-6

         Notes to Consolidated Financial Statements......................... F-7

             Report of Independent Registered Public Accounting Firm


The Board of Directors of
Integrated Healthcare Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Integrated Healthcare Holdings, Inc. and subsidiary (a Development Stage Enterprise) (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended and the period from inception (July 31, 1984) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit. The Company's financial statements as of June 30, 2003 and for the period July 31, 1984 (date of inception) through June 30, 2003 were audited by other auditors whose report, dated September 8, 2003, expressed an unqualified opinion with an explanatory paragraph regarding the Company's ability to continue as a going concern. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such period, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Healthcare Holdings, Inc. and subsidiary as of December 31, 2004 and 2003 and the results of their operations and cash flows for each of the years ended December 31, 2004 and 2003, and for the period from July 31, 1984 (date of inception) to December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

RAMIREZ INTERNATIONAL
Financial & Accounting Services, Inc.

March 30, 2005
Irvine, CA

INDEPENDENT AUDITORS' REPORT

Board of Directors FIRST DELTAVISION, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheet of First Deltavision, Inc. (a development stage company that changed its name to Integrated Healthcare Holdings, Inc. subsequent to the completion of our audit) at June 30, 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended June 30, 2003 and 2002 (not separately presented in the Company's Form 10-KSB for the year ended December 31, 2004) and for the period from inception on July 31, 1984 through June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First Deltavision, Inc. for the period from inception on July 31, 1984 to June 30, 1999 were audited by other auditors whose report dated September 28, 1999 expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern. The financial statements for the period from inception on July 31, 1984 to June 30, 1999 reflect a net loss of $129,168. Our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements audited by us present fairly, in all material respects, the financial position of First Deltavision, Inc. [a development stage company] as of June 30, 2003 and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002 (not separately presented in the Company's Form 10-KSB for the year ended December 31, 2004) and for the period from inception on July 31, 1984 through June 30, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the company has incurred losses since its inception, has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


PRITCHETT, SILER & HARDY, P.C.
September 8, 2003
Salt Lake City, Utah

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                           Consolidated Balance Sheet
                                  December 31,

        ASSETS
                                                       2004          2003
                                                   ------------  ------------
Current assets
       Cash and cash equivalents                   $     69,454  $    265,000
       Prepaid expenses and other assets                 18,519            --
                                                   ------------  ------------
                                                         87,973       265,000

Property and equipment:
       Office equipment                                  41,445        26,537
       Furniture and fixtures                            27,347        21,095
                                                   ------------  ------------
                                                         68,792        47,632
       Accumulated depreciation                         (11,369)         (651)
                                                   ------------  ------------
                                                         57,423        46,981

Investment in hospital asset purchase                11,142,145            --
Intangible asset, net of accumulated
       amortization of $57,819 and $6,424                44,970        96,366
Due from shareholders                                        --        60,000
                                                   ------------  ------------
       Total assets                                $ 11,332,511  $    468,347
                                                   ============  ============


         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
       Accounts payable                            $    156,142  $     15,727
       Accrued compensation and benefits                800,313            --
       Secured notes payable                         11,264,013       100,000
                                                   ------------  ------------
         Total current liabilities                   12,220,468       115,727

Commitments and contingencies                                --            --

Stockholders' equity:
       Common stock, $0.001 par value; 250,000,000
        shares authorized; 20,780,000 and
        19,380,000 shares issued and
        outstanding, respectively                        20,780        19,380
       Additional paid in capital                     1,199,621       551,021
       Stock subscription receivable                    (10,000)           --
       Deficit accumulated during
        the development stage                        (2,098,358)     (217,781)
                                                   ------------  ------------
         Total stockholders' equity                    (887,957)      352,620

                                                   ------------  ------------
Total liabilities and stockholders' equity         $ 11,332,511  $    468,347
                                                   ============  ============


   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                      Consolidated Statement of Operations


                                                                                 Year Ended
                                                                     ------------------------------------
                                              Cumulative from
                                                 inception
                                             (July 31, 1984)
                                                 through
                                             December 31, 2004      December 31,2004       December 31, 2003
                                               ------------           ------------           ------------
Revenue                                        $         --           $         --           $         --

General and administrative expenses               2,057,972              1,840,191                 28,132
                                               ------------           ------------           ------------
Loss from operations before provision
  for income taxes                               (2,057,972)            (1,840,191)               (28,132)

Provision for income taxes                               --                     --                     --
                                               ------------           ------------           ------------
Net loss                                       $ (2,057,972)          $ (1,840,191)          $    (28,132)
                                               ============           ============           ============

Basic and diluted net loss per share                                  $      (0.09)          $      (0.01)

Weighted average shares outstanding                                     19,986,750              3,470,589

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                 Consolidated Statement of Stockholder's Equity

                                                                                          Deficit
                                                                                        Accumulated
                                       Common Stock          Additional      Stock       During the
                                --------------------------    Paid-in     Subscription  Development
                                    Shares       Amount       Capital     Receivable       Stage          Total
                                ------------- ------------ ------------- ------------  ------------   -----------
Balance, December 31, 2002          1,342,000      $ 1,342     $ 101,269    $     --     $ (189,649)    $ (87,038)

Issuance of common stock for
   relief of debt at $0.0062       16,128,000       16,128        83,872          --             --       100,000

Issuance of common stock for
  letter of indemnification at
  $0.0062 per share                   450,000          450         2,340          --             --         2,790

Issuance of common stock for
  cash at $0.25 per share           1,460,000        1,460       363,540          --             --       365,000

Net loss                                   --           --            --          --        (28,132)      (28,132)
                                ------------- ------------ ------------- ------------  ------------   -----------
Balance, December 31, 2003         19,380,000     $ 19,380     $ 551,021    $     --     $ (217,781)    $ 352,620

Issuance of debt for the
 acquisition of MMG, Inc.                  --           --            --          --        (40,386)      (40,386)

Issuance of common stock for
  cash at $0.25 per share             200,000          200        49,800          --             --        50,000

Issuance of common stock for
  cash at $0.50 per share           1,180,000        1,180       588,820          --             --       590,000

Issuance of common stock for
  cash at $0.50 per share              20,000           20         9,980     (10,000)            --            --

Net loss                                   --           --            --          --     (1,840,191)   (1,840,191)
                                ------------- ------------ ------------- ------------  ------------   ------------
Balance, December 31, 2004         20,780,000     $ 20,780    $1,199,621    $ (10,000) $ (2,098,358)   $ (887,957)
                                ============= ============ ============= ============  ============   ===========

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                      Consolidated Statement of Cash Flows

                                                                      Cumulative
                                                                            From
                                                                       Inception
                                                                 (July 31, 1984)
                                                                  Through                Year Ended           Year Ended
                                                              December 31, 2004       December 31, 2004    December 31, 2003
                                                                ------------           ------------           ------------
Cash flows from operating activities:
Net loss                                                        $ (2,057,972)          $ (1,840,191)          $    (28,132)
Adjustments to reconcile net loss to cash
  used in operating activities:
    Depreciation and amortization expense                             69,189                 62,114                  7,075
    Noncash forgiveness of debt                                      (19,745)               (60,000)                    --
    Increase in prepaids                                             (10,725)               (10,725)                    --
    Increase in accounts payable                                     146,142                130,415                 15,727
    Increase in accrued compensation and benefits                    800,313                800,313                     --
    Decrease in accounts payable - related party                          --                     --                  8,607
    Decrease in due to officers                                           --                     --                  4,355
                                                                ------------           ------------           ------------
      Net cash (used in) provided by operating activities         (1,072,798)              (918,074)                 7,632
                                                                ------------           ------------           ------------

Cash flows from investing activities:
    Purchase of property and equipment                               (68,792)               (21,160)               (47,632)
    Acquisition of MMG, Inc., net of cash acquired                     8,535                  8,535                     --
                                                                ------------           ------------           ------------
      Net cash used in investing activities                          (60,257)               (12,625)               (47,632)

Cash flows from financing activities:
    Proceeds from issuance of stock                                1,167,356                640,000                365,000
    Issuance of notes payable                                        121,868                121,868                     --
    Repayment of prommisory note                                    (100,000)              (100,000)                    --
    Advances from (to) shareholders                                   13,285                 73,285                (60,000)
                                                                ------------           ------------           ------------
      Net cash provided by financing activities                    1,202,509                735,153                305,000
                                                                ------------           ------------           ------------

Net increase (decrease) in cash                                       69,454               (195,546)               265,000
                                                                ------------           ------------           ------------

Cash and cash equivalents, beginning of period                            --                265,000                     --
                                                                ------------           ------------           ------------
Cash and cash equivalents, end of period                        $     69,454           $     69,454           $    265,000
                                                                ============           ============           ============


Supplemental Schedule of Noncash Financing Activities:
 Issuance of promissory notes for the initial
   investment in the Tenet Hospital Acquisition                 $ 11,142,145           $ 11,142,145           $         --

 Issuance of a promissory note in exchange
   for a letter of indemnification                              $    100,000           $         --           $    100,000

 Issuance of common stock for the
   relief of debt                                               $    100,000           $         --           $    100,000

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Integrated Healthcare Holdings, Inc., ("the Company") was organized under the laws of the State of Utah on July 31, 1984 under the name of Aquachlor Marketing. The Company never engaged in business activities and was suspended for failure to file annual reports and tax returns. In December 1988, all required reports and tax returns were filed and the Company was reinstated by the State of Utah. In December 1988, the Company merged with Aquachlor, Inc., a Nevada corporation incorporated on December 20, 1988. The Nevada corporation became the surviving entity and changed its name to Deltavision, Inc. In March 1997, the Company received a Certificate of Revival from the State of Nevada using the name First Deltavision, Inc. In March 2004, the Company changed its name to Integrated Healthcare Holdings, Inc.

Consolidation - The consolidated financial statements include the accounts of Integrated Healthcare Holdings, Inc. ("the Company") and its wholly owned subsidiary, Mogel Management Group, Inc. ("MMG"). All intercompany transactions and balances have been eliminated in consolidation.

Company Operations - The Company has not engaged in any business activities that have produced revenues and, therefore, is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company seeks to acquire, own, and operate hospitals and surgical services throughout the United States.


The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of obligations in the normal course of business. The Company generated losses from continuing operations of $1,840,191 and $28,132 during the years ended December 31, 2004 and 2003, respectively. In addition, the Company had negative working capital of $12,132,495 at December 31, 2004. These factors, among others, raise doubt about the Company's ability to continue as a going concern. Similar conditions including the Company's history of losses since its inception, its financial position where current liabilities exceeded current assets, and the Company's lack of success in establishing profitable operations, caused the former independent auditor that issued a report on the Company's financial statements at June 30, 2003 and for the period from inception through June 30, 2003 to conclude that at June 30, 2003 there was substantial doubt about the ability of the Company to continue as a going concern and to modify its report, dated September 8, 2003, accordingly. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


In March 2005, the Company completed its purchase of certain hospitals and has secured a credit agreement that consists of a $50 million Acquisition Loan and a $30 million working line of credit with a lender. In addition in March 2005, the Company converted its $10 million Secured Promissory Note to equity. Management believes the Company has sufficient access to funds and the ability to raise additional capital to meet its continuing obligations for the foreseeable future.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Stock-Based Compensation - Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in previously issued standards. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation is charged to expense over the shorter of the service or vesting period. Stock options issued to non-employees are recorded at the fair value of the services received or the fair value of the options issued, whichever is more reliably measurable, and charged to expense over the service period. As of December 31, 2004, the Company did not have any stock options or warrants outstanding.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Fair Value of Financial Instruments - The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and six months from the purchase date. All cash and short-term investments are classified as available for sale and are recorded at market using the specific identification method; unrealized gains and losses are reflected in other comprehensive income. Cost approximates market for all classifications of cash and short-term investments.

Net Loss per Common Share - Net loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that options are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Impairment of Long-Lived Assets - The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of December 31, 2004, the Company has determined that no impairment of its long-lived assets exists.

Goodwill and Intangible Assets - On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for using the purchase method of accounting. The cost of intangible assets with indefinite lives and goodwill are no longer amortized, but are subject to an annual impairment test based upon its fair value.

Goodwill and intangible assets principally result from business acquisitions. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the net assets acquired is recorded as goodwill.

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123," SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," were recently issued. SFAS No. 144, 146, 147, 148, 149 and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

On October 13, 2004, the Financial Accounting Standards Board issued Statement 123R, Share-Based Payment, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The statement is effective for all public companies for interim or annual periods after June 15, 2005. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statements of operations. The standard also requires that the modified prospective transition method be used, which would necessitate the Company to recognize compensation cost for the fair value of new awards granted, modified or settled after the effective date of the SFAS 123R. In addition, the measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123R would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

As a result of SFAS 123R, the Company will be required to expense the fair value of its stock option grants rather than disclose the impact on its consolidated statement of operations within the Company's footnotes, as is current practice. The Company is currently assessing the potential impact of the new standard on its consolidated financial statements and is evaluating alternative equity compensation arrangements.

In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities," which requires consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Paragraph 1 of ARB 51 states that consolidated financial statements are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies. Paragraph 2 states that "the usual condition for a controlling financial interest is ownership of a majority voting interest..." However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. The Company is currently assessing the potential impact of the new standard on its consolidated financial statements in connection with the Company's sale leaseback transaction in connection with the Tenet Hospital Acquisition in March 2005, as mentioned in Notes 2, 5 and 6.

Restatement - The financial statements have been restated for all periods presented to reflect a 4-for-1 forward stock split on April 4, 2002, a 248.399-for-1 reverse stock split on April 23, 1997 and a 5-for-1 forward stock split on December 9, 1988.

NOTE 2 - ACQUISITIONS

Tenet Healthcare Acquisition - On September 29, 2004 and amended as of January 1, 2005, January 28, 2005, and February 28, 2005, the Company entered into an Asset Sale Agreement with Tenet Healthcare Corporation ("Tenet") to purchase four hospitals located in Orange County, California. On March 8, 2005, Integrated Healthcare Holdings, Inc. (the "Company") announced the completion of its $70-million acquisition (the "Hospital Acquisition") of four Orange County, California hospitals and associated real estate from subsidiaries of Tenet. The four hospitals that were acquired are: (i) 282-bed Western Medical Center--Santa Ana, CA; (ii) 188-bed Western Medical Center--Anaheim, CA; (iii) 178-bed Coastal Communities Hospital in Santa Ana, CA; and (iv) 114-bed Chapman Medical Center in Orange, CA (collectively, the "Hospitals"). The Hospitals were assigned to four wholly-owned subsidiaries of the Company (the "Subsidiaries") formed for the purpose of completing the Hospital Acquisition.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

The Company also acquired the following real estate, leases and assets associated with the Hospitals: (i) a fee interest in the Western Medical Center at 1001 North Tustin Avenue, Santa Ana, CA 92705, a fee interest in the administration building at 1301 North Tustin Avenue, Santa Ana, CA 92705, certain rights to acquire condominium suites located in the medical office building at 999 North Tustin Avenue, Santa Ana, CA, and the business known as the West Coast Breast Cancer Center; (ii) a fee interest in the Western Medical Center at 1025 South Anaheim Blvd., Anaheim, CA 92805; (iii) a fee interest in the Coastal Communities Hospital at 2701 South Bristol Street, Santa Ana, CA 92704, and a fee interest in the medical office building at 1901 North College Avenue, Santa Ana, CA; (iv) a lease for the Chapman Medical Center at 2601 East Chapman Avenue, Orange, CA 92869, and a lease for the medical office building at 2617 East Chapman Avenue, Orange, CA; and (v) the furniture, fixtures and contract rights associated with the Hospitals.

As part of the Company's previously announced agreement to obtain equity financing and financing commitments of up to $30 million from Orange County Physicians Investment Network, LLC ("OC-PIN"), at the closing of the Hospital Acquisition the Company transferred all of the fee interests in real estate described in the preceding paragraph (the "Transferred Properties") to Pacific Coast Holdings Investments, LLC ("PCHI"). PCHI is 51% owned by West Coast Holdings, LLC (owned in part by Dr. Anil Shah) and 49% by Ganesha Realty LLC (owned in part by Dr. Kali Chaudhuri). The Company then entered into a triple net lease under which it leased back from PCHI all of the real estate that it transferred to PCHI.

OC-PIN became the majority shareholder of the Company in 2005 and is managed by Dr. Anil V. Shah. OC-PIN is owned by Dr. Shah and a number of physicians practicing at the Hospitals.

The aggregate purchase price paid by the Company to Tenet for the Hospital Acquisition was (a) $70,000,000 (the "Purchase Price"), minus (b) the amount of Seller's capital lease obligations with respect to the Hospitals on the Closing Date, if any, that are assumed by the Company pursuant to Section 1.11 of the Third Amendment to the Asset Sale Agreement, minus (c) the net present value on the Closing Date of the Employee Loan Liabilities, minus (d) $750,000, reflecting the credit made available to the Company hereunder for assuming the Sick Pay Amount at Closing; minus (e) $500,000, the appraised value, as determined by the appraisal by FMV Opinions, Inc., of Seller's partnership interest in the Santa Ana Radiology Center partnership (the "Santa Ana Radiology Center Amount"), which amount is the price at which Seller will sell such partnership interest to the Santa Ana radiology Center partnership, reflecting the treatment of such Santa Ana Radiology Center partnership interest as an Excluded Asset, as reflected on Schedule 1.10(y); minus (f) $5,000,000, reflecting the treatment of the twenty two (22) condominium units owned by Seller located at 999 N. Tustin Ave., Santa Ana, CA (the "Condominium Units") as Excluded Assets, as reflected on Schedule 1.10(y); and (g) the Accrued Paid Time Off Amount on the Closing Date.

Upon the close of the Tenet Hospital Requisition on March 8,2005, among other purchase price adjustments, there were current assets of approximately $8.1 million added to the purchase price and liabilities of approximately $16.6 million subtracted from the purchase price.

As of December 31, 2004, the Company recorded its initial deposit of $10 million on the Tenet Hospital Acquisition and direct acquisition costs of $1,142,145, consisting primarily of legal fees, as an Investment in hospital asset purchase in the accompanying consolidated balance sheet.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Rescission, Restructuring and Assignment Agreement - As of January 27, 2005, the Company entered a Rescission, Restructuring and Assignment Agreement (the "Restructuring Agreement") with Kali P. Chaudhuri, M.D. ("Dr. Chaudhuri"), William E. Thomas ("Thomas"), Anil V. Shah, M.D. ("Dr. Shah"), and Orange County Physicians Investment Network, LLC, a Nevada limited liability company ("OC-PIN").

The Company and Dr. Chaudhuri are parties to a Secured Convertible Note Purchase Agreement dated as of September 28, 2004, which was amended by a First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 (collectively, the "Purchase Agreement"), pursuant to which Dr. Chaudhuri was issued a $500,000 Secured Convertible Promissory Note ("Convertible Note"), a $10,000,000 Secured Promissory Note ("Secured Note"), and a Stock Option Agreement dated November 16, 2004 ("Stock Option Agreement"). The Company was in default of its obligation to repay the Convertible Note by December 31, 2004. The Company desires that OC-PIN invest in the Company. Dr. Chaudhuri and Dr. Shah, an authorized representative and affiliate of OC-PIN, are parties to a Non-Circumvention Agreement dated November 11, 2004 ("Non-Circumvention Agreement"). As a condition to investment, OC-PIN has requested that the Convertible Note, the Secured Note, the Stock Option Agreement and certain provisions of the Agreement be rescinded and canceled, and Dr. Chaudhuri restructure his financial arrangements with the Company, and that he terminate the Non-Circumvention Agreement. The parties acknowledge that Dr. Chaudhuri had the right to acquire a majority interest in the Company, which right he has agreed (subject to the conditions herein) to rescind, and accept in its place stock purchase warrants in favor of Dr. Chaudhuri and Thomas to acquire only up to (and not to exceed) 24.9% of the Company's capital stock, which warrants are not exercisable for two years from the date of issuance, and the Company and OC-PIN are willing to consent to this arrangement.

Pursuant to the Restructuring Agreement, the Purchase Agreement was rescinded and canceled, except for certain provisions which will remain in effect.

The Company has agreed to issue to Dr. Chaudhuri (i) a new non-convertible secured promissory note reflecting amounts loaned to the Company by Dr. Chaudhuri as well as expenditures made by Dr. Chaudhuri on the Company's behalf or for the Company's benefit, plus accrued interest to date, and (ii) a new stock purchase warrant reflecting the right to purchase shares of the Company's Common Stock. Dr. Chaudhuri has assigned to Thomas certain of his rights with respect thereto, to which assignments the Company and OC-PIN hereby consent. As a result of the assignment, the parties acknowledge and agree that, within 48 hours after the execution of this Agreement, but dated and effective as of the date of this Agreement, the Company shall issue to (A) Dr. Chaudhuri a non-convertible secured promissory note, and in a principal amount equal to 80% of the sum of all amounts loaned by Dr. Chaudhuri to the Company or paid, advanced or incurred by Dr. Chaudhuri on behalf or for the benefit of the Company, or in connection with the Purchase Agreement and related documents, or in connection with the Tenet Transaction (collectively, the "Advances"), (B) Thomas a non-convertible secured promissory note, in substantially the form of Exhibit A-2, and in a principal amount equal to 20% of the Advances (collectively, the "New Notes"), (C) Dr. Chaudhuri a stock purchase warrant reflecting the right to purchase up to 60,000,000 shares of the Company's Common Stock (but not to exceed 20% of the Company's Fully-Diluted capital stock) in substantially the form of Exhibit B-l and (D) Thomas a stock purchase warrant reflecting the right to purchase up to 14,700,000 shares of the Company's Common Stock (but not to exceed 4.9% of the Company's Fully-Diluted capital stock) (collectively, the "New Warrants"). The New Notes and accrued interest were repaid in full in connection with the close of the Tenet Hospital Acquisition on March 8, 2005.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Provided that Dr. Chaudhuri and William E. Thomas ("Thomas") have exercised their Stock Purchase Warrants dated January 17, 2005, the Company hereby grants to Dr. Chaudhuri and Thomas a right of first refusal with respect to future sales by the Company of its equity securities or securities convertible into or exercisable for equity securities, where issuance of those securities would result in dilution of Dr. Chaudhuri's and Thomas's combined equity position to less than 24.9% of the Common Stock of the Company on a Fully-Diluted basis. Each time the Company proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of the Company's equity securities which would reduce Dr. Chaudhuri's and Thomas's combined equity position to below 24.9% (the "New Shares"), the Company shall first make an offer to Dr. Chaudhuri and Thomas of such portion of the New Shares which would maintain Dr. Chaudhuri's and Thomas's combined equity position at a minimum of 24.9% (the "Pro Rata Share"). The closing of the sale of the Pro Rata Share shall occur simultaneously with the sale of the New Shares to other investors, and the Pro Rata Share shall be priced equal to the lowest price paid by any of the other investors, including any who may be purchasing New Shares by virtue of similar pre-emptive or other purchase rights.

The Company hereby grants to Dr. Chaudhuri and Thomas a purchase right with respect to future issuances by the Company of any of its securities to Anil V. Shah, M.D. or Orange County Physicians Investment Network, or affiliates of either of them (collectively, "OC-PIN Group"), where the issuance of such additional shares of Common Stock would result in the OC-PIN Group having been issued, in the aggregate, more than 187,240,000 shares of the Company's Common Stock on a Fully-Diluted basis (as adjusted for any stock splits, dividends, combinations or the like). Upon satisfaction of these conditions, Dr. Chaudhuri and Thomas shall have the right to acquire, for a period of 90 days following notification by the Company to Dr. Chaudhuri and Thomas that the pre-emptive right is triggered (which notice shall be given within 10 business days of such trigger), the same securities, and at the same price, as the member of the OC-PIN Group purchasing the Company's securities, in an amount that represents the same proportion as Dr. Chaudhuri's and Thomas's combined holdings of the Company's Common Stock on a Fully-Diluted basis bears to the OC-PIN Group's combined holdings of the Company's Common Stock on a Fully-Diluted basis immediately prior to the issuance in question. The pre-emptive rights shall terminate and cease to have effect upon the earlier of (i) the closing of an acquisition of the Company to an unrelated third party or (ii) the later of 3 1/2 years from the date of the Restructuring Agreement or the termination of any similar pre-emptive rights granted to OC-PIN or its affiliates."

On the date of approval of this Agreement by Tenet as contemplated by Section 9, OC-PIN shall pay, or shall cause the Company to pay, or shall cause to be released from the Escrow Fund, $10,000,000 plus the accrued interest in the Escrow Fund to Dr. Chaudhuri, in immediately available funds. Nothing in this Agreement or any of the exhibits hereto shall be effective or of any force and effect until Dr. Chaudhuri has received this payment of $10,000,000 plus accrued interest. Any agreements or arrangements between OC-PIN and the Company with respect to this payment of $10,000,000 plus accrued interest shall be pursuant to a separate agreement between them, and Dr. Chaudhuri shall have no involvement therewith or responsibility therefore. The Company and OC-PIN agree to indemnify, defend and hold Dr. Chaudhuri harmless from and against any claims, liabilities or losses incurred by either of them as a result of the financial or other arrangements between them.

The parties have agreed as follows with respect to the Tenet Transaction and the proposed $80,000,000 credit facility ("Facility") from Company's current Lender, or other lender agreeable to the parties ("Lender") related thereto:

      (a)The Company and the LLC shall be co-borrowers with respect to the Facility, with the Company and the LLC each fully liable for the entire amount borrowed thereunder, (b)The Company and the LLC will enter into a mutually acceptable inter-borrower and cross-indemnity agreement, (c) If requested by the Lender, the Lender will have a security interest not only in all of the assets of the Company and the LLC, but also in all LLC membership interests and in the master lease from the LLC to the Company.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

This Restructuring Agreement, and specifically Dr. Chaudhuri's and Thomas's obligations hereunder, are expressly conditioned upon Tenet's acceptance of the restructuring and other terms set forth herein, and, because Dr. Chaudhuri is rescinding his right to receive any interest in the Chapman Hospital real estate, upon Tenet's release of Dr. Chaudhuri's guarantee in Tenet's favor of the tenant's obligations under the Chapman Hospital lease. Dr. Shah shall provide his personal guarantee of the tenant's obligations in place of that of Dr. Chaudhuri, in a form substantially identical to the form of guaranty provided by Dr. Chaudhuri to Tenet. The provisions of the Restructuring Agreement, including the exhibits hereto, shall only be effective upon (i) receipt by Dr. Chaudhuri of written evidence reasonably satisfactory to him, and executed by Tenet, setting forth Tenet's acceptance and release as described above, (ii) receipt by Dr. Chaudhuri of the payment of $10,000,000 plus accrued interest referred to in Section 6, (iii) receipt by Dr. Chaudhuri and Thomas of fully executed originals of the New Notes and New Warrants, and (iv) execution and delivery of a mutually agreeable Operating Agreement for the LLC pursuant to
Section 7 above.

Post-Closing Condominium Units Purchase. Pursuant to the Third Amendment to the Asset Sale Agreement dated as of February 28, 2005, Tenet has been unable to obtain a waiver of the Condominium Association's rights under the right of first refusal contained in the Condominium Association Bylaws with respect to the Condominium Units (located at 999 North Tustin Avenue, Santa Ana, CA) on or before the Closing Date. The Company acknowledges and agrees that it has submitted to Tenet its bona fide and binding offer (the "Offer") to acquire the Condominium Units for a purchase price of $5,000,000, for purposes of presentation of such offer to the Condominium Association pursuant to the right of first refusal process. Seller acknowledges and agrees that it has forwarded the Offer to the Condominium Association as required by the right of first refusal process. If, as of March 24, 2005 the Condominium Association has not exercised its first right as addressed below, Tenet shall sell and the Company shall purchase the Condominium Units on the terms and conditions set forth in the Offer. If the Condominium Association exercises its rights under the right of first refusal, Tenet shall sell the Condominium Units to the Condominium Association on the terms and conditions set forth in the Offer. In the event that, following exercise by the Condominium Association of its rights under the right of first refusal, the Condominium Association is unable or unwilling to consummate such sale in accordance with the terms of the Offer, Tenet shall sell and the Company shall purchase the Condominium Units on the terms and conditions set forth in the offer as soon as reasonably practicable following the failure of the Condominium Association to consummate the purchase of the Condominium Units. In the event the Condominium Units are ultimately sold to the Company following completion of the foregoing process, the Condominium Units shall be treated as part of the Assets sold to the Company under the Agreement for purposes of all of Tenet's and the Company's respective rights and obligations with respect to such sale. In addition, if the Condominium Units are ultimately sold to the Company, they will be treated as other medical office buildings or "MOB Properties" and leased back to the Company in accordance with the Lease as mentioned in Note 5.

The Company has currently not completed its purchase of the Condominium Units.

Mogel Management Group, Inc. Acquisition - On January 1, 2004, the Company entered into a Securities Purchase Agreement and Plan of Reorganization with Mogel Management Group, Inc. ("MMG"), an entity with certain common ownership with the Company, and the shareholders of MMG. The Company purchased all of the issued and outstanding stock of MMG, 48 million shares, in exchange for the issuance of three promissory notes to the stockholders of MMG with a total face value of $60,000. The stockholders of MMG are also the officers and directors of

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

the Company. The fair value of the tangible assets acquired in excess of liabilities assumed amounted to $15,000, which resulted in goodwill of $45,000. During the year ended December 31, 2004, the Company recorded an impairment charge of $45,000 related to the goodwill from the MMG acquisition. In 2004, the stockholders of MMG forgave the promissory notes totaling $60,000. The Company has recorded this forgiveness of debt as a reduction in its general and administrative costs for the year ended December 31, 2004. MMG was organized under the laws of the State of Nevada on October 2, 2003 and has not engaged in any business activities that have produced any revenues and, therefore, is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.

KyoMedix Corporation - On April 9, 2002, the Company entered into a share exchange agreement with KyoMedix Corporation ("KyoMedix"). The agreement called for the Company to issue 15,166,550 shares of common stock to the shareholders of KyoMedix for all of the issued and outstanding shares of common stock of KyoMedix. The agreement also called for the repurchase and cancellation of 746,592 shares of common stock for a $250,000 note payable and effecting a 4-for-1 forward stock split. The $250,000 note payable was due 90 days from signing and was secured by 13,916,000 shares of common stock of the Company. Any unpaid portion of the note was to accrue interest at 10% per annum after the 90-day term. The agreement also called for the resignation of the Company's officers and directors, the adoption of the 2002 Stock Plan of KyoMedix, changing the name of the Company to KyoMedix, Inc. and the grant of similar options to replace the options previously granted by KyoMedix. The acquisition closed April 9, 2002; however, subsequently, former and current shareholders of the Company sued to rescind the merger claiming that certain conditions of the agreement were not satisfied. On November 11, 2002, the Company signed a Compromise and Settlement Agreement and the Company cancelled the 15,166,550 shares of common stock that had been issued to the shareholders of KyoMedix. As part of the rescission agreement, the Company reissued 746,592 shares of common stock to the previous shareholder and the $250,000 note payable was voided. As part of the rescission agreement, the Company's former officers and directors were re-appointed, the adoption of the 2002 Stock Plan of KyoMedix was voided and options granted to KyoMedix option holders were cancelled. The financial statements have been restated to reflect the acquisition as having been rescinded.

NOTE 3 - COMMON STOCK AND WARRANTS

2005 Stock Transactions

Stock Purchase Agreement with OC-PIN - On January 28, 2005, the Company entered into a Stock Purchase Agreement (the "Stock PurchaseAgreement") with Orange County Physicians Investment Network, LLC ("OC-PIN"), a company founded by Dr. Anil V. Shah and owned by a number of physicians practicing at the acquired hospitals, pursuant to which OC-PIN will invest $30,000,000 in the Company for an aggregate of 108,000,000 shares of common stock of the Company (a portion of which shares will be acquired by an affiliate of OC-PIN). In addition, the Purchase Option Agreement, dated November 16, 2004, between the Company and Dr. Anil V. Shah has been terminated.

The Company shall issue and sell to OC-PIN, and OC-PIN agrees to purchase from the Company, an aggregate of 108,000,000 shares of the Company's common stock for a total of $30,000,000 and other consideration pursuant to the Stock Purchase Agreement. Payments for the Company's stock issuance shall occur as follow:

      (a) On or prior to February 4, 2005, OC-PIN shall pay an aggregate of $10,000,000 on behalf of the Company by depositing such amount with Tenet on behalf of the Company in connection with the Tenet Hospital Acquisition and/or by reimbursing Dr. Chaudhuri for his $10,000,000 on deposit with Tenet (upon which Dr. Chaudhuri will assign to OC-PIN or the Company his rights to the deposit).

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

      (b) OC-PIN made a $5,000,000 deposit to the Tenet Hospital Acquisition escrow under the Purchase Option Agreement; and OC-PIN made an additional deposit of $5,000,000 to the Tenet Hospital Acquisition escrow according to the terms of the Company's escrow commitment with Tenet, by February 4, 2005. The Company issued a total of 96,100,000 shares of its Common Stock to OC-PIN in exchange for the financing of the $10 million deposit in connection with the Tenet Hospital Acquisition. According to the Stock Purchase Agreement, the Company shall issue an additional 6,500,000 to Hari S. Lal, legal counsel for OC-PIN, related to the $10 million in deposits received from OC-PIN and the Company receiving its acute care licenses from the Department of Health Services.

      (c) No later than six calendar days before the closing of the transactions under the Tenet Agreement, OC-PIN shall deliver to the Company additional financing totaling $20,000,000. Upon receipt of the $20,000,000, the Company shall issue to OC-PIN a certificate for an additional 5,400,000 shares of its common stock (as adjusted for any stock splits, dividends, combinations or the like). The Company has extended OC-PIN's additional $20 million financing committment to the Company to March 31,2005.

During the three months ended March 31, 2005, the Company issued 1,179,000 shares of its common stock at $0.50 per share for cash proceeds of $589,500.

Stock Warrants - OC-PIN will provide most of the financing that was originally agreed to be provided by Dr. Kali Chaudhuri. The financing agreements with Dr. Chaudhuri were rescinded, and Chaudhuri and his associates will now receive stock warrants from the Company. In connection with the Company's Restructuring Agreement entered into on January 27, 2005 mentioned in Note 2, the Company issued Dr. Chaudhuri a stock purchase warrant reflecting the right to purchase up to 60,000,000 shares of the Company's Common Stock (but not to exceed 20% of the Company's Fully-Diluted capital stock) and issued William Thomas a stock purchase warrant reflecting the right to purchase up to 14,700,000 shares of the Company's Common Stock (but not to exceed 4.9% of the Company's Fully-Diluted capital stock). The warrants are exercisable beginning January 27, 2007 and the warrants expire in three and one-half years from the date of the issuance of the warrants, January 27, 2005.

The exercise or purchase price for the first 34,538,153 shares purchased upon exercise of Dr. Chaudhuri's warrant shall be $0.003125 per share, and the exercise or purchase price for the remainder of the shares shall be $0.078 per share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 thereafter, all subject to adjustment as provided in Section 2 of the warrant agreement.

The exercise or purchase price for the first 8,461,847 shares purchased upon exercise of Thomas's warrant shall be $0.003125 per share, and the exercise or purchase price for the remainder of the Shares shall be $0.078 per Share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 thereafter, all subject to adjustment as provided in Section 2 of the warrant agreement.

Among other terms, the exercise price in effect at any time and the number of Shares purchasable upon the exercise of this Option shall be subject to adjustment from time to time upon the happening of any of the following events:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

      (a) If at any time the Company subdivides its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced. If at any time the outstanding shares of Common Stock of the Company are combined into a smaller number of shares, the exercise price in effect immediately prior to such combination shall be proportionately increased.

      (b) Whenever the Exercise Price payable upon exercise of this warrant is adjusted pursuant to this Section 2, the number of shares purchasable upon exercise hereof simultaneously shall be adjusted by multiplying the number of Shares issuable immediately prior to such adjustment by the exercise price in effect immediately prior to such adjustment and dividing the product so obtained by the exercise price, as adjusted.

2004 Stock Transactions

During the year ended December 31, 2004, the Company issued 200,000 shares of common stock at $0.25 per share for total cash proceeds of $50,000. Additionally, during the year ended December 31, 2004, the Company issued 1,180,000 shares of common stock at $0.50 per share for total cash proceeds of $590,000. During the year ended December 31, 2004, the Company issued 20,000 shares of common stock at $0.50 per share in exchange for a stock subscription agreement. The Company received total proceeds of $10,000 related to this stock subscription agreement in 2005.

2003 Stock Transactions

In December 2003 the Company issued 1,460,000 shares of its common stock at $0.25 per share for cash proceeds of $365,000.

In November 2003, the board of directors approved the issuance of 16,128,000 shares of the Company's common stock to three individuals ("the Purchasers") for $100,000, pursuant to a certain Stock Purchase Agreement. In connection with this stock sale, the Company issued a promissory note for $100,000 to the former president and director of the Company and 450,000 shares of common stock to the former president and director of the Company, and a shareholder, in exchange for a certain letter of indemnification. The letter of indemnification holds the Company and the Purchasers harmless from and against any and all liabilities of any type or nature, whatsoever, of the Company that existed prior to the closing of the Stock Purchase Agreement, including fees of legal counsel for the Company in connection with the completion of the Stock Purchase Agreement and the promissory note due to the former president and director of the Company.

2000 & Other Stock Transactions

In January 2000, the board of directors approved a compensation agreement that included the issuance of a total of 400,000 shares of common stock to two shareholders, 200,000 to each, for services rendered which were valued at $1,000. The shares were issued in August 2000 for $.0025 per share.

During the year ended June 30, 1998, the Company issued 142,000 shares of common stock for services rendered. Total proceeds amounted to $1,255 (or $.04 per share). The Company previously reported the issuance as 140,000 shares of common stock. The financial statements have been restated for the years ended June 30, 1999 and 1998 to reflect the issuance of an additional 2,000 shares of common stock related to services previously rendered.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

During 1996, the Company issued 611,908 shares of common stock for consulting fees valued at $38,000 (or $.25 per share) resulting in a change in control of the Company.

During the year ended June 30, 1989, the Company issued 96,640 shares of common stock for $1,200.

The Company issued 91,452 shares of stock upon incorporation for $57,576.

Stock Splits - On December 9, 1988, the Company effected a 5-for-1 forward stock split. On April 23, 1997, the Company effected a 248.399-for-1 reverse stock split. On April 4, 2002, the Company effected a 4-for-1 forward stock split. The financial statements for all periods presented have been restated to reflect these stock splits.


NOTE 4 - NOTES PAYABLE

On September 28, 2004 and amended on November 16, 2004, the Company entered into a Secured Convertible Note Purchase Agreement with Dr. Kali P. Chaudhuri to finance the Tenet Hospital Acquisition mentioned in Note 2. This credit facility consists of a $500,000 Secured Convertible Promissory Note and a $10 million Secured Promissory Note.

Secured Promissory Note - In connection with the Hospital Acquisition noted in
Note 2, the Company entered into a Secured Promissory Note with Dr. Chaudhuri, effective September 29, 2004. The Company used the proceeds of $10 million as its good faith deposit in connection with the Hospital Acquisition. The Secured Note bears interest at 7.25% per annum and interest only shall be payable on the first business day of each calendar quarter beginning January 2, 2005. In connection with the Restructuring and Payment Agreements, the $10 million Secured Promissory Note was transferred to OC-PIN and the note was converted to equity as mentioned in Note 3.

Secured Convertible Promissory Note - In connection with the Hospital Acquisition noted in Note 2, the Company entered into a Secured Convertible Note Purchase Agreement, dated September 29, 2004 and amended November 16, 2004, with Dr. Chaudhuri. The original face amount of the Secured Convertible Note was $500,000 and Dr. Chaudhuri may assist the Company with the payment of necessary transactional costs incurred in connection with the Hospital Acquisition including fees necessary to secure financing in connection with the Hospital Acquisition, which transaction costs and fees cannot be otherwise paid by the Company. In connection with the Restructuring Agreement noted above, the Company entered into the following new promissory notes dated January 31, 2005, which replace the Secured Convertible Promissory Note dated September 28, 2004 and amended November 16, 2004:

      o Secured Promissory Note in the amount of $963,186 payable to Dr.
            Chaudhuri
      o Unsecured Promissory Note in the amount of $60,031 payable to Dr. Chaudhuri
      o     Secured Promissory Note in the amount of $240,797 payable to William
            E. Thomas

The total balance outstanding on these new promissory notes as of December 31, 2004 was $1,264,014. The Secured Promissory Notes in the amount of $963,186 and $240,797 and the Unsecured Promissory Note in the amount of $60,031 were recorded in the Company's consolidated balance sheet as current notes payable. Concurrent with the completion of the Tenet Hospital Acquisition in March 2005, the Company repaid these three promissory notes plus accrued interest.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Payment Agreement - Effective as of January 31, 2005, the Company entered into a Payment Agreement with Dr. Kali Chaudhuri, William E. Thomas, Dr. Anil V. Shah, and Orange County Physicians Investment Network, LLC, a Nevada limited liability company ("OC-PIN"). The parties are parties to a Rescission, Restructuring and Assignment Agreement dated as of January 27, 2005 (the "Restructuring Agreement"), pursuant to which OC-PIN is obligated to pay, or cause the payment of, $10,000,000 plus accrued interest to Dr. Chaudhuri, and Dr. Chaudhuri is obligated to pay $2,450,000 to the Company for a 49% interest in the LLC upon the closing of the Tenet Transaction. Pursuant to this Payment Agreement, OC-PIN will pay, or cause the payment of, $7,500,000 in immediately available funds to Dr. Chaudhuri at this time. Dr. Chaudhuri has agreed to accept certain promissory notes for the balance, provided that Dr. Shah, an authorized representative and affiliate of OC-PIN, provides a personal guarantee thereof.

OC-PIN'S obligation under Section 6 of the Restructuring Agreement shall be modified so that OC-PIN shall be required to pay, or cause the payment of, $7,500,000 in immediately available funds to Dr. Chaudhuri, and deliver to Dr. Chaudhuri two promissory notes, (the "OC-PIN Notes"), on the terms and subject to the conditions otherwise set forth in the Restructuring Agreement. In addition, the Company shall deliver to Dr. Chaudhuri its promissory note, (the "Interest Note"), in a principal amount of $60,031, equal to the accrued interest referred to in Section 6 of the Restructuring Agreement. Repayment of the OC-PIN Notes and the Interest Note shall be guaranteed by Dr. Shah pursuant to a General Continuing Guaranty substantially in the form of Exhibit B. In addition, Dr. Shah shall become a co-guarantor (jointly and severally) with OC-PIN of these new notes pursuant to the same General Continuing Guaranty.

Acquisition Loan and Line of Credit - In connection with the Tenet Hospital Acquisition, the Company obtained borrowings to complete the Hospital Acquisition from affiliates of Medical Capital Corporation of Anaheim, CA. Effective March 3, 2005, the Company and its Subsidiaries collectively entered into a Credit Agreement (the "Credit Agreement") with Medical Provider Financial Corporation II ("the Lender"), whereby the Company has obtained initial financing in the form of a loan with interest at the rate of 14% per annum in the amount of $80,000,000 of which $30,000,000 will be in the form of a non-revolving Line of Credit (the "Line of Credit") and $50,000,000 will be in the form of a real estate loan (the "Acquisition Loan") (collectively, the "Obligations"). The Company used the proceeds from the $50 million Acquisition Loan and $3 million from the Line of Credit to complete its purchase of the Tenet Hospital Acquisition mentioned in Note 2. The Line of Credit is to be used for the purpose of providing (a) working capital financing for the Company and its Subsidiaries, (b) funds for other general corporate purposes of the Company and its Subsidiaries, and (c) funds for other purposes permitted hereunder.

Interest payments are due on the Obligations on the first business day of each calendar month to occur while any Obligation is outstanding at the interest rate of 14% per annum. The Obligations mature at the first to occur of (i) the Commitment Termination Date for the Line of Credit Loan, (ii) March 2, 2007, or
(iii) the occurrence or existence of a continuing Event of Default under any of the Obligations. The Commitment Termination Date means the earliest of (a) thirty calendar days prior to March 2, 2007; (b) the date of termination of Lender's obligations to make Advances under the Line of Credit Note or permit existing Obligations to remain outstanding pursuant to Section 8.2(b), (c) the date of prepayment in full by the Company and its Subsidiaries of the Obligations and the permanent reduction of all Commitments to zero dollars; (d) March 2, 2007. Per the Credit Agreement, all future capital contributions to the Company by OC-PIN shall be used by the Company as mandatory prepayments of the Line of Credit.

In connection with the Credit Agreement, AHM CGH, Inc., a California corporation, has agreed to sell its ownership interest in certain condominium units located at 999 North Tustin Avenue, Santa Ana, California (the "Condominium Units") to the Company, and upon such acquisition using the Company's own funds, the parties intend that the Liens granted in Leasehold Deed of Trust shall be expanded and spread to encumber such interests in the Condominium Units. The Company intends to immediately transfer the Condominium Units to PCHI, to which transfer Lender hereby consents.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

The Acquisition Loan and Line of Credit are secured by a lien on substantially all of the assets of the Company and its Subsidiaries, including without limitation, a pledge of the capital stock by the Company in the other Borrowers. In addition, (i) PCHI has agreed to guaranty the payment and performance of all obligations of the Obligations, (ii) West Coast and Ganesha have each agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, (iii) the members of West Coast have agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, and
(iv) Orange County Physicians Investment Network, LLC, a Nevada limited liability company and a significant shareholder of IHHI ("OC-PIN") has agreed to guaranty the payment and performance of all the Obligations.

Credit Agreement Fees - Concurrently with the execution and delivery of the Credit Agreement and as a condition to the funding of the Acquisition Loan, Company and its Subsidiaries shall pay to Lender an origination fee in an amount equal to 2% of the Credit Line Commitment or $600,000, and 2% of the Acquisition Loan or $1,000,000 (together the "Origination Fee"), to be payable out of Company and its Subsidiaries own funds, which fee shall be deemed earned in full upon receipt by Lender. Upon the completion of the Tenet Hospital Acquisition on March 8, 2005, the Company paid the lender a total of $1,600,000 in origination fees and paid the Lender's legal fees of approximately $333,000.

Mandatory Prepayments. Immediately upon receipt by any Credit Party of any cash proceeds of any sale or other disposition of any Collateral, the Company and its Subsidiaries shall prepay the Obligations in an amount equal to all such proceeds, net of (A) commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the Company and its Subsidiaries in connection therewith (in each case, paid to non-Affiliates), (B) transfer taxes, (C) amounts payable to holders of senior Liens on such asset (to the extent such Liens constitute Permitted Encumbrances hereunder), if any, and (D) an appropriate reserve for income taxes in accordance with GAAP in connection therewith. Any such prepayment shall be applied in accordance with Section 1.2(c). The following shall not be subject to mandatory prepayment under this subsection: (1) proceeds of sales of Inventory in the ordinary course of business; (2) proceeds of collection of Accounts in the ordinary course of business; (3) proceeds of sales of equipment and other personal property in the ordinary course of business so long as such equipment and other personal property is replaced (if necessary in the exercise of prudent business judgment) by equipment and other personal property of equal or greater value or utility for a Borrower's business; and (4) transfers of equipment and other personal property between the Company and its Subsidiaries in the ordinary course of business.

In addition to the foregoing, if by the date which is thirty (30) calendar days from the Closing Date, March 7, 2005 (the "Mandatory Prepay Date"), the Company and its Subsidiaries for any reason fail to acquire all of the Condominium Units from Sellers as provided in the Asset Sale Agreement with capital contributed to the Company by its shareholders, then the Company and its Subsidiaries agree to and shall on the Mandatory Prepay Date prepay the amount of $5,000,000 against outstanding principal balance of the Obligations. Said $5,000,000 must consist of capital contributed to Company by its shareholders and may not constitute funds borrowed from any source. Said mandatory $5,000,000 prepayment shall be applied to the principal balance of the Acquisition Loan outstanding to the Company and its Subsidiaries.

2003 Purchase Promissory Note - In connection with the Company's sale of 16,128,000 shares of its common stock in November 2003, the Company issued a promissory note to the former president and director of the Company in the amount of $100,000. The Company received a letter of indemnification which holds the Company and the Purchasers harmless from and against any and all liabilities of any type or nature, whatsoever, of the Company that existed prior to the closing of the Stock Purchase Agreement, including fees of legal counsel for the Company in connection with the completion of the Stock Purchase Agreement and the promissory note due to the former president and director of the Company. The promissory note dated November 18, 2004 has a term of 90 days and bears interest at 10% per annum. The Company repaid the promissory note in full on February 18, 2004.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

NOTE 5 - REAL ESTATE SALE

Hospital Real Estate Sale - In order to induce Dr. Chaudhuri to enter into the Secured Convertible Note Purchase Agreement to provide the financial support for the Company's Tenet Hospital Acquisition, the Company granted an option to Dr. Chaudhuri (or his assignee or designee) to acquire all of the real estate which the Company will acquire in the Hospital Acquisition (i.e. Western Medical Center - Santa Ana, Western Medical Center - Anaheim and Coastal Community Hospital) for the price of $5,000,000 and the assumption of the Acquisition Loan of $50 million. The Company agrees to deliver title to the property free and clear of all liens of all liens and encumbrances except only those exceptions to title agreed to in the Hospital Acquisition and the real estate loan the Company will incur in connection with the closing of the Hospital Acquisition. The Company and Dr. Chaudhuri agree to cooperate in negotiating with the Company's lenders to organize the financing in a manner which permits Dr. Chaudhuri to exercise the option and acquire the real property subject to the real estate loan while the Company will remain liable for the working capital loan.

On November 16, 2004, the Company entered into a Purchase LLC Option Agreement (the "LLC Option Agreement") with Dr. Anil V. Shah (or his assignee, Orange County Physicians Investment Network, LLC, a California limited liability company) (collectively, "Shah"). Pursuant to the LLC Option Agreement, the Company intends to contribute substantially all of the real property acquired in the Tenet Hospital Acquisition to a limited liability company to be formed by the Company (the "LLC") in which Dr. Kali P. Chaudhuri has certain rights to become a member pursuant to that certain LLC Option Agreement, dated on or about the date hereof, between Chaudhuri and the Company.

Amendment and Exercise or Real Estate Purchase Option - Pursuant to Section 3 of the Option agreement dated September 28, 2004, as amended and restated on November 16, 2004 ("LLC Option Agreement"), Dr. Chaudhuri currently has an option to purchase 100% of the membership interests of the LLC (as defined in the LLC Option Agreement) for $5,000,000. The LLC Option Agreement was amended to provide that Dr. Chaudhuri's option shall be to purchase 49% of the membership interests of the LLC for $2,450,000, and may be assigned to and exercised by an affiliate of Dr. Chaudhuri. Dr. Chaudhuri hereby exercises that option, as so amended, such exercise to be conditioned upon, and effective at, the Closing of the Tenet Transaction. The exercise is also conditioned upon (a) receipt by Dr. Chaudhuri of receipt of evidence satisfactory to him that OC-PIN has acquired the remaining 51% of the LLC membership interests simultaneously with Dr. Chaudhuri's acquisition of the 49% interest, (b) receipt by Dr. Chaudhuri of receipt of evidence satisfactory to him that the LLC has acquired the real estate (owned in fee) in the Tenet Transaction (i.e. Western Medical Center - Santa Ana, Western Medical Center - Anaheim and Coastal Community Hospital and the medical office buildings, but not the leased Chapman Hospital and medical office building), (c) execution by Dr. Chaudhuri, OC-PIN and Dr. Shah, and by the Company if initially required, of a customary Operating Agreement for a California manager-managed limited liability company reasonably satisfactory to Dr. Chaudhuri and OC-PIN in which (i) Dr. Chaudhuri and Dr. Shah have equal rights of management of the LLC, and (ii) Dr. Chaudhuri may not sell, syndicate or otherwise transfer any of his management rights in the LLC without the consent of the holder(s) of a majority of the LLC membership interests (although it is expressly understood that Dr. Chaudhuri may hold title to the

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

LLC membership interests through an affiliate), and (d) execution by the Company, as tenant, of a lease with the LLC, as landlord, in substantially the form of Exhibit D. The exercise price shall be placed into escrow and released against delivery of certificates or other satisfactory evidence of transfer to Dr. Chaudhuri or an affiliate of 49% of the membership interests of the LLC. The Company and OC-PIN agree to comply with all of the aforesaid covenants which may, at Dr. Chaudhuri's election, be specifically enforced as provided in
Section 11.6.

Payment Agreement - Effective as of January 31, 2005, the Company entered into a Payment Agreement with Dr. Kali Chaudhuri, William E. Thomas, Dr. Anil V. Shah, and Orange County Physicians Investment Network, LLC, a Nevada limited liability company ("OC-PIN"). In connection with the close of the Tenet Hospital Acquisition in March 2005, OC-PIN and Dr. Chaudhuri paid the Company the $5 million Real Estate Option purchase price. The Company used the proceeds from this real estate sale to complete the Tenet Hospital Acquisition.

NOTE 6 - REAL ESTATE LEASE

Triple Net Hospital and Medical Office Building Lease - As of March 7, 2005, the Company entered into a Triple Net Hospital and Medical Office Building Lease (the "Lease") with Pacific Coast Holdings Investment, LLC, a California limited liability company ("Landlord"). Concurrent with the closing of the Tenet Hospital Acquisition, the Company transferred all of the real estate of the acquired Hospitals (the "Hospital Properties") to the Landlord whereupon the Landlord shall lease back the Hospital Properties to the Company on the terms and conditions set forth in the Lease. Upon the closing of the Tenet Hospital Acquisition, Landlord shall be the owner of the property consisting of hospital properties (the "Hospital Properties") and medical office buildings and a long term acute care facility (collectively "MOB Properties") together with the buildings, improvements and fixtures (hereinafter collectively referred to as the "Property").

The term of the Lease for the Hospital Properties shall be for approximately 25 years, commencing March 8, 2005 (the "Commencement Date") and which shall terminate on February 28, 2030. The Company has the option to extend the term of this Lease for the Hospital Properties (the "Option") for one additional term of twenty-five (25) years commencing when the initial term expires (the "Option Period") upon each and all of the following terms and conditions:

      (a) This lease shall automatically renew for the Option Period unless Tenant gives to Landlord, and Landlord actually receives, on a date which is at least six and not more than nine months prior to the date that such Option Period would commence (if exercised), a written notice that Tenant has declined to exercise the Option to extend this Lease. If said notification of the exercise of the Option is not so given and received, the Option shall automatically renew as herein provided. (b) Tenant shall not be in breach of this Lease at the time of exercise of each of the Options. (c) All of the terms and conditions of the Lease except where specifically modified by this Option shall apply.

The term of this Lease for the defined MOB Properties shall be for approximately one year, commencing March 8, 2005 (the "Commencement Date") and which shall terminate on February 28, 2006.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

The Company has requested and Landlord has agreed to permit the Company to use the Property as collateral for the purposes of joint financing of the Property and the Company's business operation for an initial period of time and, subject to the terms herein, the operations of the Company and the Property. The Company's obligation for base rent ("Base Rent") payments shall be set in relationship to said financing. The Company has arranged for an initial financing ("Initial Financing") in the form of a loan with interest at the rate of 14% per annum in the amount of $80,000,000 of which $30,000,000 will be in the form of an operating loan ("Operating Loan") and $50,000,000 will be in the form of a real estate loan ("Real Estate Loan"). In addition, the Company may borrow additional funds against accounts receivable ("A/R Financing"). The Operating Loan, the Real Estate Loan and the A/R Financing will be secured by both the Property and the Company's operations.

The Company and the Landlord agree that the Initial Financing should be replaced as soon as practical but in any event within two years of the Commencement Date of the Lease term the Company and Landlord covenant and agree to work cooperatively to secure said refinancing meeting the following criteria: (a) The refinancing shall be provided by an institutional lender in an arms length transaction. (b) The refinancing shall not exceed $100 million of which not more than $50 million will be a Real Estate Loan. (c) The terms of said refinancing shall not impair the financial viability of either the Company or the Landlord.
(d) Neither the Landlord, nor any of Landlord's members shall be required to assume any personal liability or obligation for said refinancing. The sole recourse of the lender shall be to the Property and the Company's assets. (e) The loan shall be at commercially reasonable rates and upon commercially reasonable terms including reasonable amortization of principal. (f) The loan will not include any contingent interest provisions or any payments other than interest upon a principal sum. (g) The loan shall not limit the sale or transfer of all or portions of the Property or of interests in Landlord for a period greater than five years.

So long as the Real Estate Loan, Operating Loan and/or A/R Financing are cross collateralized, the Company shall have an obligation and duty to Landlord to pay when due all sums coming due under the Operating Loan and A/R Financing and to otherwise fully comply with all terms and conditions of the Operating Loan and A/R Financing and Landlord shall have an obligation and duty to the Company to pay when due all sums coming due under the Real Estate Loan and to otherwise fully comply with all terms and conditions of the Real Estate Loan. Five years after the Commencement Date, Landlord shall have the right to terminate the cross collateralization of the Operating Loan and A/R Financing with the Real Estate Loan and to refinance the Real Estate Loan as provided in Section 2.13 of the Lease.

Base Rent (Hospital Properties) - The monthly Hospital Properties Base Rent shall equal the Principal Sum multiplied by the sum of the Cost of the Landlord's Principal Sum plus the Landlord's Spread the product of which shall be added to the Landlord's Amortization Expense, then divided by twelve. Set forth as a formula this calculation is as follows:

Monthly Base Rent = [Principal Sum x (Cost of Landlord's Principal Sum +Landlord's Spread)] + Amortization Expense

The definitions of the Monthly Base Rent are (a) The "Principal Sum" is $50,000,000. (b) The "Cost of Landlord's Principal Sum" is the average annual interest rate charged on loan secured by the first lien Deed of Trust (or Mortgage) on the Property for the preceding month, as the same may vary from time to time. (c) The "Landlord's Spread" for the first one year of the lease term is the difference between 12% per annum and the annual interest rate (which may vary monthly) of the Real Estate Loan but in no event more than 2 1/2 % per annum, thereafter "Landlord's Spread" is 2 1/2% over the Cost of Landlord's Principal Sum. (d) Commencing on the earlier of (i) the refinancing contemplated by Section 2.3 of the Lease or (ii) two years following the Commencement Date, the "amortization Expense" shall be the annual sum of $2,500,000 until such time as a total Amortization Expense of $50,000,000 has been paid. (e) "Consumer Price Index" or "CPI" shall refer to the "Consumer Price Index, Los Angeles-Long Beach-Anaheim Average, All Items (1982-1984=100)" as published by the United States Department of Labor, Bureau of Labor Statistics ("Bureau"). In the event that the Bureau shall cease to publish said Consumer Price Index, then the national index shall apply and if the national index is no longer published, then the successor or most nearly comparable index thereto shall be used as determined by Landlord.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

On each five year anniversary of the Commencement Date the Hospital Base Rent shall be increased (but not decreased) to an amount equal to the then current fair market rental rate, but in no event increased by more than 5% over the preceding month's Hospital Base Rent (provided however that such time as the Amortization Payment is no longer being made the 5% limitation shall cease to apply). Commencing not less than ninety days prior to each fifth anniversary of the Commencement Date, Landlord and the Company shall attempt to agree on the fair market rental rate for the Hospital Properties. If Landlord and the Company are not able to agree to the fair market rental rate within thirty days, Landlord and the Company shall each choose an independent, licensed real estate broker, with not less than five years experience in leasing healthcare related facilities including hospitals. The two real estate brokers so appointed shall appoint a third real estate broker, similarly qualified. Each broker shall independently determine the fair market rental rate. The three rates so determined will be averaged. The rate determined by the brokers which varies the most from the average shall be discarded and the two remaining values and the average value shall be averaged and said second average shall constitute the fair market rental rate. Each party shall bear the costs of the real estate broker appointed by that party and the parties shall equally divide the costs of the third real estate broker. Notwithstanding the provisions of this Section 2.10, if at any time the monthly Hospital Base Rent determined in accordance with Section 2.9 hereof would exceed the monthly Hospital Base Rent determined in accordance with this Section 2.10, then this Section 2.10 of the Lease shall be discarded and the monthly Hospital Base Rent shall be determined in accordance with Section 2.9 of the Lease.

Base Rent ( MOB Properties) - The monthly MOB Properties Base Rent shall equal the rent received from tenants of the MOB Properties, less the actual monthly costs to operate said MOB Properties, and also less a monthly charge for insurance and real property taxes equal to one-twelfth the estimated annual cost thereof. In the event the estimated monthly charge for insurance and real property taxes is in error at the end of the lease term, then Landlord and the Company shall make an appropriate adjustment so that the sum deducted in order to calculate the MOB Properties Base Rent is correct.

NOTE 7 - INTANGIBLE ASSET

In connection with the Company's stock sale of 16,128,000 shares of its common stock in November 2004, the Company issued a promissory note of $100,000 and 450,000 shares of its common stock in exchange for a letter of indemnification from the Company's former President and shareholder. The 450,000 shares of common stock were valued by the Company at $0.0062 per share. The letter of indemnification holds the Company and the Purchasers harmless from and against any and all liabilities of any type or nature, whatsoever, of the Company that existed prior to the closing of the Stock Purchase Agreement, including fees of legal counsel for the Company in connection with the completion of the Stock Purchase Agreement and the promissory note due to the former president and director of the Company. The Company has recorded the letter of indemnification as an intangible asset of $102,790 based on the total fair market value of the promissory note and common stock issued. The Company is amortizing the intangible asset using the straight-line method over the enforceable life of the letter of indemnification of two years. During the year ended December 31, 2004 and 2003, the Company incurred amortization expense of $51,395 and $6,424.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

NOTE 8 - INCOME TAXES

The Company has not made a provision for income taxes because of its financial statement and tax losses since its inception on July 31, 1984. A valuation allowance has been used to offset the recognition of any deferred tax assets related to net operating loss carryforwards due to the uncertainty of future realization. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

At December 31, 2004 and 2003, the Company had unused operating loss carryforwards of approximately $1,849,000 and $116,000, respectively, which may be applied against future taxable income in various years through 2024. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of net operating loss carryforwards which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards, therefore, no deferred tax asset has been recognized for the loss carryforwards. The deferred tax assets were approximately $800,000 and $41,000 at December 31, 2004 and 2003, respectively, with an offsetting valuation allowance of the same amount resulting in a change in the valuation allowance of approximately $759,000 and $14,000 during the years ended December 31, 2004 and 2003, respectively.

Tenet Hospital Acquisition - The Tenet Hospital Acquisition was an asset purchase transaction and the Company will have limited benefit from the net operating losses of the acquired Hospitals. In connection with the Company's completion of the Tenet Hospital Acquisition in March 2005, the Company sold 100% of its interest in PCHI to its majority shareholders. For income tax purposes, the sale of 100% of its interest in PCHI could require the Company to report dividend and/or interest income. If the Company is required to report dividend and/or interest income in connection with this transaction, the Company would be required to withhold 28% backup witholding on any deemed dividend or interest income.

The March 3, 2005 contribution of the real estate acquired in the Tenant Hospital Acquisition to Pacific Coast Holdings Investment LLC ("PCHI"), a 100% owned subsidiary of the Company, was intended to be a non-taxable event. The Company's sale of 100% of the membership interest in PCHI on March 3, 2005, to West Coast Holdings LLC and Ganesha Realty LLC in consideration of $5 million plus the assumption of the $50 million Acquisition Loan on the real property debt is a taxable event to the Company. The Company is currently assessing the potential impact of this taxable event in 2005.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to/from Shareholders and Officers - During the year ended December 31, 2004 and 2003, the Company's President paid expenses on behalf of the Company totaling nil and $4,355, respectively. During the years ended December 31, 2004 and 2003, the Company advanced nil and $60,000, respectively, to the officers and majority shareholders of the Company. At December 31, 2004 and 2003, the total amount due from the Company's officers and majority shareholders was nil and $60,000, respectively. The amounts due to/from shareholders and officers bear no interest and are due when funds are available.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

Management Compensation - Effective January 1, 2004, the Company entered into employment agreements with each of its three executive officers. The employment agreements provide among other terms, each officer a base salary of $250,000 per year, a bonus of $50,000 per year, and an employment term of five years. During the year ended December 31, 2004, the Company incurred total compensation expense of $1,205,640 related to these three employment agreements, including accrued compensation of $913,388 at December 31, 2004. During the year ended December 31, 2003, the Company did not pay any compensation to its officers and directors.

In December 2004, February 2005, and March 2005, the Company entered into seven employment agreements with its executive officers. Among other terms the three year employment agreements in aggregate provide for annual salaries totaling $2,540,000, total stock option grants to purchase 7,500,000 shares of the Company's common stock at an exercise price equal to the mean average per share for the ten days following the date of issuance with vesting at 33% per year, and an annual bonus to be determined by the Board of Driectors.

Office Lease - The Company's office facility is leased by Mogel Management Group, LLC ("MMG LLC"), a company owned by the officers of the Company. The Company reimbursed MMG LLC for the use of the office space in the amount of $68,044 and $0 for the years ended December 31, 2004 and 2003, respectively.


NOTE 10 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:


                                                        Year Ended
                                           -----------------------------------
                                           December 31, 2004 December 31, 2003
                                           ----------------- -----------------

Loss from continuing operations available
 to common shareholders (numerator)             $(1,840,191)      $ (28,132)

Weighted average number of common
 shares used in loss per share during
 the period (denominator)                        19,986,750       3,470,589


Dilutive loss per share was not presented, as the Company did not have any common equivalent shares for all periods presented that would effect the computation of diluted loss per share.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Commitments - Pursuant to the new Lease entered into as of March 7, 2005 as mentioned in Note 6, the Company's future minimum lease payments related to the acquired Tenet Hospitals and other medical facilities are as follows as of December 31:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                           December 31, 2004 and 2003

                      Year Ending December 31,
                      ------------------------
                       2005                                   $ 10,642,672
                       2006                                     13,153,611
                       2007                                     13,233,219
                       2008                                     13,315,216
                       2009                                     13,315,216
               Thereafter (2010-2029)                          278,706,133
                                                             -------------
                                                             $ 342,366,067
                                                             =============

Contingencies - In the ordinary course of business, the Company is subject to legal proceedings and claims. The Company is not currently aware of any legal proceedings or claims that the Company believes are likely to have a material adverse effect on the Company's financial position and results of operations.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                    FORM 10-Q

 (Mark One)

     |X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 2005

                                       OR

     |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from        to

                         Commission File Number: 0-23511

                                  ------------


                      Integrated Healthcare Holdings, Inc.
        (Exact name of small business issuer as specified in its charter)


                 Nevada                                 87-0412182
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)


695 Town Center Drive, Suite 260, Costa Mesa,             92626
                California                              (Zip Code)
(Address of principal executive offices)


                                 (714) 434-9191
              (Registrant's telephone number, including area code)


              (Former name, former address and former fiscal year,
                         if changed since last report)

                                  ------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes |X| No |_|

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                                    FORM 10-Q

                                TABLE OF CONTENTS

                                                                           Page
                                                                          Number

PART I   FINANCIAL INFORMATION

Item 1.  Financial Statements:

         Unaudited Consolidated Balance Sheet as of March 31, 2005 and
         December 31, 2004                                                  2

         Unaudited Consolidated Statement of Operations for the three
         months ended March 31, 2005 and March 31, 2004                     3

         Unaudited Consolidated Statement of Stockholders' Equity as of
         March 31, 2005 and December 31, 2004                               4

         Unaudited Consolidated Statement of Cash Flows for the three
         months ended March 31, 2005 and March 31, 2004                     5

         Condensed Notes to Unaudited Consolidated Financial Statements     6

Item 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations                                             25

Item 3.  Quantitative and Qualitative Disclosures About Market Risk        32

Item 4.  Controls and Procedures                                           32

PART II  OTHER INFORMATION

Item 1.  Legal Proceedings                                                 33

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds       34

Item 3.  Defaults Upon Senior Securities                                   36

Item 4.  Submission of Matters to a Vote of Security Holders

Item 5.  Other Information

Item 6.  Exhibits                                                          42

SIGNATURES                                                                 45

                         PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                             MARCH 31,     DECEMBER 31,
                                                                               2005            2004
                                                                           ----------------------------
Current assets:                                                             (Unaudited)
       Cash and cash equivalents                                           $  6,414,122    $     69,454
       Accounts receivable, net of allowance for doubtful
         accounts of $3,141,406 at March 31, 2005                            16,968,328              --
       Inventories of supplies, at cost                                       5,947,127              --
       Prepaid expenses and other assets                                      3,854,474          18,519
                                                                           ----------------------------
                                                                             33,184,051          87,973

Property and equipment, net                                                  59,321,425          57,423
Investment in hospital asset purchase                                                --      11,142,145
Deferred loan fees, net of accumulated amortization of $62,355                1,870,645              --
Intangible asset, net of accumulated amortization of $70,668 and $57,819         32,122          44,970
                                                                           ----------------------------
       Total assets                                                        $ 94,408,243    $ 11,332,511
                                                                           ============================
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
       Secured line of credit note                                         $ 13,200,000    $         --
       Secured acquisition note                                              50,000,000      11,264,013
       Income taxes payable                                                   1,472,000              --
       Accounts payable                                                       5,145,396         156,142
       Accrued compensation and benefits                                      1,063,677         800,313
       Accrued contract labor costs                                           6,810,000              --
       Other current liabilities                                              1,643,292              --
                                                                           ----------------------------
         Total current liabilities                                           79,334,365      12,220,468

Capital lease obligations, net of current of $204,141                         3,440,858              --
Commitments and contingencies                                                        --              --
Minority interest in variable interest entity                                 4,991,095              --

Stockholders' equity:
       Common stock, $0.001 par value; 250,000,000 shares
         authorized; 118,039,000 and 20,780,000 shares
         issued and outstanding, respectively                                   124,539          20,780
       Common stock warrants; 74,700,000 outstanding                         27,987,100              --
       Additional paid in capital                                            11,785,363       1,189,621
       Deferred warrant expense                                             (11,552,927)             --
       Accumulated deficit                                                  (21,702,150)     (2,098,358)
                                                                           ----------------------------
         Total stockholders' equity (deficit)                                 6,641,925        (887,957)
                                                                           ----------------------------
Total liabilities and stockholders' equity (deficit)                       $ 94,408,243    $ 11,332,511
                                                                           ============================


            The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS


                                                           THREE MONTHS ENDED
                                                     -------------------------------
                                                     MARCH 31, 2005   MARCH 31, 2004
                                                     --------------   --------------
                                                       (Unaudited)      (Unaudited)
Net operating revenues                                $ 21,747,029    $         --

Operating expenses:
      Salaries and benefits                             12,450,604         296,829
      Supplies                                           3,033,815              --
      Provision for doubtful accounts                    3,141,406              --
      Other operating expenses                           3,900,220         180,124
      Depreciation and amortization                        262,212          15,179
      Common stock warrant expense                      16,434,173              --
                                                      ------------    ------------
                                                        39,222,430         492,132

Operating loss                                         (17,475,401)       (492,132)
      Interest expense                                     665,296              --
                                                      ------------    ------------

Loss including minority interest and
      before provision for income taxes                (18,140,697)       (492,132)

      Provision for income taxes                         1,472,000              --
      Minority interest in variable interest entity         (8,905)             --
                                                      ------------    ------------

Net loss                                              $(20,384,619)   $   (492,132)
                                                      ============    ============
Per Share Data:
      Basic and fully diluted
          Loss per common share                       $      (0.23)   $      (0.03)

      Weighted average shares outstanding               88,493,611      19,582,667

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
            UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                      Common Stock          Common Stock Warrants      Additional    Deferred
                               -------------------------   ------------------------     Paid-in       Warrant      Accumulated
                                  Shares         Amount      Shares       Amount        Capital       Expense        Deficit
                               -----------   -----------   ----------   -----------   -----------   ------------  ------------
Balance, December 31, 2003      19,380,000   $    19,380           --   $        --   $   551,021   $         --  $   (217,781)

Issuance of debt for the
 acquisition of MMG, Inc.               --            --           --            --            --             --       (40,386)

Issuance of common stock for
  cash at $0.25 per share          200,000           200           --            --        49,800             --            --

Issuance of common stock for
  cash at $0.50 per share        1,200,000         1,200           --            --       588,800             --            --

Net loss                                --            --           --            --            --             --    (1,840,191)

                               -----------   -----------   ----------   -----------   -----------   ------------  ------------
Balance, December 31, 2004      20,780,000   $    20,780           --   $        --   $ 1,189,621   $         --  $ (2,098,358)
                               ===========   ===========   ==========   ===========   ===========   ============  ============

Issuance of common stock for
  cash at $0.50 per share        1,159,000         1,159           --            --       598,342             --            --

Issuance of common stock for
  cash to OCPIN                102,600,000       102,600           --            --     9,997,400             --            --

Issuance of common stock
  warrants                              --            --   41,291,892    27,987,100            --    (27,987,000)           --

Common stock warrants
  expensed at March 31, 2005                                                                          16,434,173

Net loss                                --            --           --            --            --             --   (19,603,792)

                               -----------   -----------   ----------   -----------   -----------   ------------  ------------
Balance, March 31, 2005        124,539,000   $   124,539   41,291,892   $27,987,100   $11,785,363   $(11,552,927) $(21,702,150)
                               ===========   ===========   ==========   ===========   ===========   ============  ============

                                   Total
                               -----------
Balance, December 31, 2003     $   352,620

Issuance of debt for the
 acquisition of MMG, Inc.          (40,386)

Issuance of common stock for
  cash at $0.25 per share           50,000

Issuance of common stock for
  cash at $0.50 per share          590,000

Net loss                        (1,840,191)

                               -----------
Balance, December 31, 2004     $  (887,957)
                               ===========

Issuance of common stock for
  cash at $0.50 per share          599,501

Issuance of common stock for
  cash to OCPIN                 10,100,000

Issuance of common stock
  warrants                              --

Common stock warrants
  expensed at March 31, 2005    16,434,173


Net loss                       (19,603,792)

                               -----------
Balance, March 31, 2005        $ 6,641,925
                               ===========


                                       4

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                               Three           Three
                                                                            Months Ended    Months Ended
                                                                           March 31, 2005  March 31, 2004
                                                                           --------------  --------------
Cash flows from operating activities:
Net loss                                                                    $(19,603,792)  $   (492,132)
Adjustments to reconcile net loss to cash used in operating activities:
      Depreciation and amortization expense                                      324,566         15,179
      Common stock warrant expense                                            16,434,173             --
      Minority interest in variable internet entity                               (8,905)            --
      Increase in prepaid expense and other assets                            (1,497,101)            --
      Increase in  net accounts receivable                                   (16,968,328)        (8,827)
      Increase in income taxes payable                                         1,472,000             --
      Increase in accounts payable                                             4,989,254        209,908
      Increase in accrued compensation and benefits                              385,384             --
      Increase in accrued contract labor costs                                 6,810,000             --
      Increase in other accrued liabilities                                    1,439,151             --
      Decrease in inventories of supplies                                         71,868             --
                                                                            ------------   ------------
        Net cash used in operating activities                                 (6,171,742)      (275,872)
                                                                            ------------   ------------
Cash flows from investing activities:
      Acquisition of hospital assets, net                                    (63,171,676)            --
      Purchase of property and equipment                                              --        (14,877)
      Acquisition of MMG, Inc., net of cash acquired                                  --          8,534
                                                                            ------------   ------------
        Net cash used in investing activities                                (63,171,676)        (6,343)
Cash flows from financing activities:
      Issuance of secured promissory notes, net of costs                      48,067,000        (71,715)
      Proceeds from line of credit                                            13,200,000             --
      Proceeds from issuance of stock                                         10,699,501        200,000
      Proceeds from sale of property                                           5,000,000             --
      Repayment of secured notes                                              (1,278,415)            --
                                                                            ------------   ------------
        Net cash provided by financing activities                             75,688,086        128,285
                                                                            ------------   ------------
Net increase (decrease) in cash                                                6,344,668       (153,930)
                                                                            ------------   ------------
Cash and cash equivalents, beginning of period                                    69,454        265,000
                                                                            ------------   ------------
Cash and cash equivalents, end of period                                    $  6,414,122   $    111,070
                                                                            ============   ============

Supplemmental disclosure of noncash transactions:
    Issuance of promissory notes for Acquisition                            $ 53,000,000   $         --
    Consolidation of variable interest entity                               $ 54,758,312   $         --
    Expense of common stock warrants                                        $ 16,434,173   $         --
    Rescinded secured promissory note for the
       return of initial deposit on hospital assets                         $ 10,000,000   $         --
  Interest paid                                                             $  1,629,000   $         --
  Income taxes paid                                                         $         --   $         --


            The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Acquisition - On March 8, 2005, the Company completed its acquisition (the "Acquisition") of four Orange County, California hospitals and associated real estate, including: (i) 282-bed Western Medical Center--Santa Ana, CA; (ii) 188-bed Western Medical Center--Anaheim, CA; (iii) 178-bed Coastal Communities Hospital in Santa Ana, CA; and (iv) 114-bed Chapman Medical Center in Orange, CA (collectively, the "Hospitals") from Tenet Healthcare Corporation ("Tenet"). The Hospitals were assigned to four wholly-owned subsidiaries of the Company (the "Subsidiaries") formed for the purpose of completing the Hospital Acquisition. The Company also acquired the following real estate, leases and assets associated with the Hospitals: (i) a fee interest in the Western Medical Center at 1001 North Tustin Avenue, Santa Ana, CA 92705, a fee interest in the administration building at 1301 North Tustin Avenue, Santa Ana, CA 92705, certain rights to acquire condominium suites located in the medical office building at 999 North Tustin Avenue, Santa Ana, CA, and the business known as the West Coast Breast Cancer Center; (ii) a fee interest in the Western Medical Center at 1025 South Anaheim Blvd., Anaheim, CA 92805; (iii) a fee interest in the Coastal Communities Hospital at 2701 South Bristol Street, Santa Ana, CA 92704, and a fee interest in the medical office building at 1901 North College Avenue, Santa Ana, CA; (iv) a lease for the Chapman Medical Center at 2601 East Chapman Avenue, Orange, CA 92869, and a lease for the medical office building at 2617 East Chapman Avenue, Orange, CA; and (v) the furniture, fixtures and contract rights associated with the Hospitals.

      The results of operations of the acquired assets from the acquisition date (March 8, 2005) have been included in the Company's consolidated statement of operations for the three months ended March 31, 2005. As a result of the Acquisition the Company has commenced its planned principal operations and accordingly is no longer considered a development stage enterprise.

      As discussed further in Note 7, concurrent with the close of the Acquisition the Company entered into a sale-leaseback transaction with a Pacific Coast Holdings Investment, LLC ("PCHI"), a then wholly owned subsidiary, involving all the real property acquired in the Acquisition. PCHI was then immediately sold to certain major equity holders in the Company. In this transaction the Company received consideration of $5 million in cash plus PCHI's guaranty of the Company's acquisition note of $50 million. Because, among other reasons, the Company remains primarily liable under the $50 million debt notwithstanding its guaranty by PCHI, this transaction does not qualify for sale-leaseback accounting and the $50 million in debt has not been removed from the Company's consolidated balance sheet at March 31, 2005. However, because PCHI now holds title to the real property, the Company's interest in the real estate was converted to a lease interest pursuant to the lease entered into between PCHI, as lessor, and the Company, as lessee as part of the sale-leaseback transaction. Additionally, as further discussed under Consolidation below, Company management has determined that generally accepted accounting principles require that the financial statements of PCHI must be included in the consolidated financial statements of the Company under generally accepted accounting principles.

      Consolidation - The consolidated financial statements include the accounts of Integrated Healthcare Holdings, Inc. ("the Company") and its wholly owned subsidiaries, Mogel Management Group, Inc. ("MMG") and its four hospital subsidiaries located in Orange County, California (collectively, the "Hospitals"):

         Western Medical Center - Anaheim       Anaheim, CA       188 beds
         Western Medical Center - Santa Ana     Santa Ana, CA     282 beds
         Coastal Communities Hospital           Santa Ana, CA     178 beds
         Chapman Medical Center                 Orange, CA        114 beds

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Additionally, generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. As discussed further in Note 9, the Company has determined that it provides to the entity that purchased the Hospitals' real estate the majority of its financial support through various sources including lease payments, cross-collateralization of the Company's assets to secure the transferred debt, and the use of the Company's equity financing. Accordingly, the accompanying consolidated financial statements include the accounts of this entity from the date of the real estate sale.

      All  significant   intercompany   accounts  and  transactions   have  been
eliminated in combination.

      Company Operations - The Company through the Hospitals is primarily engaged in the operation of general hospitals and related healthcare facilities. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of obligations in the normal course of business. The Company generated losses from continuing operations of $19,603,792 (inclusive of warrant expense incurred in connection with the Hospital acquisition of $16,434,173) during the three months ended March 31, 2005 and has negative working capital of $46,150,314 at March 31, 2005. In addition, on or around May 9, 2005, the Company received a notice of default from Medical Provider Financial Corporation II ("Medical Provider"), which is the lender under the $50 million acquisition loan and under a working capital line of credit that has an outstanding balance of $13.2 million as of March 31, 2005. The default has caused the acquisition loan to be classified as a current liability as of March 31, 2005. These factors, among others, indicate a need for the Company to take action to resolve its financing issues and operate its business on a profitable basis.


      Management is working to restructure the debt with Medical Provider and believes that the Company's existing cash flow from operations and the Company's ability to raise additional capital will be sufficient to meet its continuing obligations for the foreseeable future. The Company has requested and PCHI has agreed to permit the Company to use the Hospitals' real property as collateral for the purposes of joint financing of Company's business operation for an initial period of time.

      Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly its consolidated financial position at March 31, 2005, and its consolidated results of operations and cash flows for the three months ended March 31, 2005 and 2004 have been made.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2004 audited consolidated financial statements. The results of operations for the periods ended March 31, 2005 and 2004 are not necessarily indicative of the operating results for the full year.

      Organization - Integrated Healthcare Holdings, Inc. (the "Company") was organized under the laws of the State of Utah on July 31, 1984 under the name of Aquachlor Marketing. The Company never engaged in business activities and was suspended for failure to file annual reports and tax returns. In December 1988, all required reports and tax returns were filed and the Company was reinstated by the State of Utah. In December 1988, the Company merged with Aquachlor, Inc., a Nevada corporation incorporated on December 20, 1988. The Nevada corporation became the surviving entity and changed its name to Deltavision, Inc. In March 1997, the Company received a Certificate of Revival from the State of Nevada using the name First Deltavision, Inc. In March 2004, the Company changed its name to Integrated Healthcare Holdings, Inc.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Use of Estimates - The accounting and reporting policies of the Hospitals conform to accounting principles generally accepted in the United State of American and prevailing practices for investor-owned entities within the healthcare industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Hospitals operate. Although management believes that adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

      Net Patient Service Revenue - Net patient service revenue is recognized in the period in which services are performed and is recorded based on established billing rates (gross charges) less estimated discounts for contractual allowances, principally for patients covered by Medicare, Medicaid, managed care and other health plans.


      Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in the condensed consolidated statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). Because Medicare requires that a hospital's gross charges be the same for all patients (regardless of payer category), gross charges are also what hospitals charge all other patients prior to the application of discounts and allowances.

      Percentages of net patient service revenue, by payer type, for the Hospitals for the three months ended March 31, 2005 were as follows:

                                                       Three months ended
                                                         March 31, 2005

          Medicare                                             22%
          Medicaid                                             14%
          Managed care                                         43%
          Indemnity, self-pay and other                        21%

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues and certain other payments, which are based on the hospitals' cost reports, are estimated based on relationships of costs to charges subject to regulatory adjustments. For the three months ended March 31, 2005 retrospective revenues were approximately $600,000. Cost report settlements for retrospectively cost-based revenues under these programs will be subject to audit and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Hospitals could change by material amounts.

      Outlier payments, which were established by Congress as part of the diagnosis-related groups (DRG) prospective payment system, are additional payments made to hospitals for treating Medicare patients who are costlier to treat than the average patient in the same DRG. To qualify as a cost outlier, a hospital's billed (or gross) charges, adjusted to cost, must exceed the payment rate for the DRG by a fixed threshold established annually by the Centers for Medicare and Medicaid Services of the United State Department of Health and Human Services (CMS). The Medicare fiscal intermediary calculates the cost of a claim by multiplying the billed charges by the cost-to-charge ratio from the hospital's most recent filed cost report. If the computed cost exceeds the sum of the DRG payment plus the fixed threshold, the hospital receives 80% of the difference as an outlier payment. Medicare has reserved the option of adjusting outlier payments, through the cost report, to the hospital's actual cost-to charge ratio. Upon receipt of the current payment cost-to-charge ratios from the fiscal intermediary, any variance between current payments and the estimated final outlier settlement will be reported.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Under Sections 1886(d) and 1886(g) of the Social Security Act, CMS must project aggregate annual outlier payments to all prospective payment system hospitals to be not less than 5% or more than 6% of total DRG payments (Outlier Percentage). The Outlier Percentage is determined by dividing total outlier payments by the sum of DRG and outlier payments. CMS annually adjusts the fixed threshold to bring expected outlier payments within the mandated limit. A change to the fixed threshold affects total outlier payments by changing (1) the number of cases that qualify for outlier payments, and (2) the dollar amount hospitals receive for those cases that still qualify. The most recent change to the cost outlier threshold that became effective on October 1, 2004 was a decrease from $31,000 to $25,800, which CMS projects will result in an Outlier Percentage of 5.1%.

      Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. The Hospitals estimate the discounts for contractual allowances utilizing billing data on an individual patient basis. At the end of the month, the Hospitals estimate expected reimbursement for patient of managed care plans based on the applicable contract terms. These estimates are continuously reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although the Hospitals do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursements for every patient bill, management believes the estimation and review process allows for timely identification of instances where such estimates need to be revised. Management does not believe there were any adjustments to estimates of individual patient bills that were material to its net patient service revenue.

      Management is not aware of any material claims, disputes, or unsettled matters with any payers that would affect revenues that have not been adequately provided for in the accompanying combined financial statements.

      The Hospitals provide charity care to patients whose income level is below 200% of the Federal Poverty Level with only a co-payment charged to the patient. The Hospitals' policy is to not pursue collection of amounts determined to qualify as charity care; and accordingly, the Hospitals do not report the amounts in net patient service revenue or in the provision for doubtful accounts. Patients whose income level is between 200% and 300% of the Federal Poverty Level may also be considered under a catastrophic provision of the charity care policy. Patients without insurance who do not meet the Federal Poverty Level guidelines are offered assistance in applying for Medicaid and other programs they may be eligible for, such as state disability, Victims of Crime, or county indigent programs. Patient advocates from the Hospitals' Medical Eligibility Program (MEP) screen patients in the hospital and determine potential linkage to financial assistance programs. They also expedite the process of applying for these government programs. The amount of gross charges foregone under the charity policy, including indigent care accounts, for the three months ended March 31, 2005 were approximately $3,639,000.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Receivables from patients who are potentially eligible for Medicaid are classified as Medicaid pending, under the MEP, with appropriate contractual allowances recorded. If the patient does not quality for Medicaid, the receivables are reclassified to charity care and written off, or they are reclassified to self-pay and adjusted to their net realizable value through the provision of doubtful accounts. Reclassifications of Medicaid pending accounts to self-pay do not typically have a material impact on the results of operations as the estimated Medicaid contractual allowances initially recorded are not materially different than the estimated provision for doubtful accounts recorded when the accounts are reclassified. All accounts classified as pending Medicaid are fully reserved when they reach 180 days old.


      Provision for Doubtful Accounts - The Hospitals provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Hospitals estimate this allowance based on the aging of their accounts receivable, historical collections experience for each type of payer and other relevant factors. There are various factors that can impact the collection trends, such as changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients, volume of patients through the emergency department, the increased burden of co-payments to be made by patients with insurance and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and the estimation process.

      The Hospitals' policy is to attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act (EMTALA). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is the Hospitals' policy, when appropriate, to verify insurance prior to a patient being treated.

      During the three months ended March 31, 2005, the Hospitals recorded provisions for doubtful accounts of $3,141,406.

      Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

      Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and any impairment write-downs related to assets held and used. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Capital leases are recorded at the beginning of the lease term as assets and liabilities. The value recorded is the lower of either the present value of the minimum lease payments or the fair value of the asset. Such assets, including improvements, are amortized over the shorter of either the lease term or their estimated useful life.

      The Company use the straight-line method of depreciation for buildings, building improvements, and equipment over their estimated useful lives as follows:

            Buildings and improvements          4 to 25 years
            Equipment                           3 to 15 years

      The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. However, there is an evaluation performed at least annually. Fair value estimates are derived from independent appraisals, established market values of comparable assets or

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


internal calculations of estimated future net cash flows. The estimates of future net cash flows are based on assumptions and projections believed by management to be reasonable and supportable. These assumptions take into account patient volumes, changes in payer mix, revenue, and expense growth rates and changes in legislation and other payer payment patterns. The Company believes there has been no impairment in the carrying value of its property and equipment at March 31, 2005.


      Medical Claims Incurred but not Reported - The Company is contracted with CalOptima, which is a county sponsored entity that operates similar to a HMO, to provide health care services to indigent patients at a fixed amount per enrolled member per month. The Company receives payments from CalOptima based on a fixed fee and the number of enrolled members to the Company's specific hospitals. The Company recognizes these capitation fees as revenues on a monthly basis for providing comprehensive health care services for the period. The Company does not have contractual obligations with HMO's.

      In certain circumstances, members will receive health care services from hospitals not owned by the Company. In these cases, the Company records estimates of patient member claims incurred but not reported (IBNR) for services provided by other health care institutions. The claims incurred but not reported are estimated using historical claims patterns, current enrollment trends, hospital pre-authorizations, member utilization patterns, timeliness of claims submissions, and other factors. There can be no assurance that the ultimate liability will not exceed our estimates. Adjustments to the estimated IBNR reserves are recorded in our results of operations in the periods when such amounts are determined.

      Per guidance under SFAS NO. 5, the Company accures for IBNR reserves when it is probable that expected future health care costs and maintenance costs under an existing contract have been incurred and the amount can be reasonably estimable. The Company records these IBNR claim reserves against its net operating revenues. During the three months ended March 31, 2005, the Company recorded net revenues from CalOptima of approximately $300,000, net of IBNR reserves of $238,000. The Company's direct cost of providing services to patient members in IHHI facilities is recorded as an operating expense.


      Stock-Based Compensation - Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in previously issued standards. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation is charged to expense over the shorter of the service or vesting period. Stock options issued to non-employees are recorded at the fair value of the services received or the fair value of the options issued, whichever is more reliably measurable, and charged to expense over the service period.

      Fair Value of Financial Instruments - The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and six months from the purchase date. All cash and short-term investments are classified as available for sale and are recorded at market using the specific identification method; unrealized gains and losses are reflected in other comprehensive income. Cost approximates market for all classifications of cash and short-term investments.

      Net Loss per Common Share - Net loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that options and warrants are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

      Impairment of Long-Lived Assets - The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of March 31, 2005, the Company has determined that no impairment of its long-lived assets exists.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Goodwill and Intangible Assets - On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and
Intangible Assets. Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for using the purchase method of accounting. The cost of intangible assets with indefinite lives and goodwill are no longer amortized, but are subject to an annual impairment test based upon its fair value.

      Goodwill and intangible assets principally result from business acquisitions. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the net assets acquired is recorded as goodwill.

      Recently Enacted Accounting Standards - On October 13, 2004, the Financial Accounting Standards Board issued Statement 123R, Share-Based Payment, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The statement is effective for the Company as of the fiscal year commencing January 1, 2006. The statement generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. This standard also requires that the modified prospective transition method be used, under which the Company will recognize compensation cost for (1) the fair value of new awards granted, modified or settled after the effective date of the SFAS 123R; and (2) a portion of the fair value of each option and stock grant made to employees or directors prior to the implementation date that represents the unvested portion of these share-based awards as of such date.. The measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123R would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

      As a result of SFAS 123R, the Company will be required to expense the fair value of its stock option grants rather than disclose the impact on its consolidated statement of operations within the Company's footnotes, as is current practice. Additionally, if it chooses to do so, SFAS 123(R) permits the Company to adopt the new share-based award accounting by retrospectively restating results for all periods presented to facilitate period-to-period comparison. The Company has not yet made a determination as to whether it will adopt SFAS 123(R) retrospectively and is currently assessing the potential impact of the new standard on its consolidated financial statements and is evaluating alternative equity compensation arrangements.

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities," which requires consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Paragraph 1 of ARB 51 states that consolidated financial statements are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies. Paragraph 2 states that "the usual condition for a controlling financial interest is ownership of a majority voting interest..." However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. See Note 8 regarding the Company's implementation of FIN 46(R).

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005

NOTE 2 - ACQUISITION


      The  purchase  price,  after  all  purchase  price  adjustments,   of  the
Acquisition amounted to $66,164,700. The fair value of the tangible assets acquired and liabilities assumed consisted of the following:

         Property and equipment                             $ 59,493,353
         Inventories of supplies                               6,018,995
         Prepaid expenses and other current assets             2,460,874
         Deferred loan fees                                    1,933,000
         Capital lease obligations                            (3,659,401)
         Other assumed liabilities                               (82,121)
                                                            ------------
                                                            $ 66,164,700
                                                            ============


      The Company financed the asset purchase by obtaining a $50 million acquisition debt, drawing $3 million on a working capital line of credit, the sale of the Company's common stock for $10,100,000, and $5 million in proceeds from the sale of the real property of the acquired Hospitals.


      The following unaudited pro forma information represents the Company's consolidated results of operations as if the Acquisition had occurred on January 1, 2004 and after giving effect to certain adjustments including the elimination of investment losses not attributable to on-going operations, interest expense, depreciation expense, common stock warrants expense, and related tax effects. Such pro forma information does not purport to be indicative of operating results that would have been reported had the Acquisition occurred on January 1, 2004 or future operating results.

                                                    Pro Forma (Unaudited)
                                             ----------------------------------
                                                     Three Months Ended
                                             ----------------------------------
                                             March 31, 2005      March 31, 2004
                                             ----------------------------------

Net operating revenues                       $   77,013,320      $   86,745,985

Net loss                                     $  (30,532,343)     $  (22,936,391)

Loss per common share
  (basic and fully diluted)                  $        (0.25)     $        (0.18)

Weighted average shares outstanding             124,539,000         124,539,000


      As of December 31, 2004, the Company recorded its initial deposit of $10 million on the Tenet Hospital Acquisition and direct acquisition costs of $1,142,145, consisting primarily of legal fees, as an Investment in hospital asset purchase in the accompanying consolidated balance sheet.

NOTE 3 - PROPERTY AND EQUIPMENT

      Property and equipment consist of the following as of March 31, 2005:

        Land                                    $28,839,098
        Buildings and improvements               19,270,104
        Equipment                                 7,808,774
        Leasehold                                 3,659,401
                                                -----------
                                                 59,577,377

        Less accumulated depreciation              (255,952)

                                                -----------
          Property and equipment, net           $59,321,425
                                                ===========

      The  Hospitals  are affected by State of  California  Senate Bill 1953 (SB
1953), which requires certain seismic safety building standards for acute care hospital facilities. The Hospitals are currently reviewing the SB 1953 compliance requirements and developing multiple plans of action to achieve such compliance, the estimated time frame for complying with such requirements, and the cost of performing necessary remediation of certain of the properties. The Hospitals cannot currently estimate with reasonable accuracy the remediation costs that will need to be incurred in order to make the facilities SB 1953-compliant, but such remediation costs could be significant.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


NOTE 4 - COMMON STOCK

      2005 Stock Transactions

      Stock Purchase Agreement with OC-PIN - On January 28, 2005, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Orange County Physicians Investment Network, LLC ("OC-PIN"), a company founded by Dr. Anil V. Shah and owned by a number of physicians practicing at the acquired hospitals, pursuant to which OC-PIN committed to invest $30,000,000 in the Company for an aggregate of 108,000,000 shares of the Company's common stock. In addition, a prior Purchase Option Agreement, dated November 16, 2004, between the Company and Dr. Anil V. Shah was terminated.

      During the three months ended March 31, 2005, the Company issued 96.1 million shares of its common stock in consideration of $10.1 million from OC-PIN under the Stock Purchase Agreement. The Company used the proceeds from this stock sale as part of the consideration paid to Tenet for the Hospital acquisition.

      Under the Stock Purchase Agreement, no later than six calendar days before the closing of Acquisition, OC-PIN was to deliver to the Company additional financing totaling $20,000,000. Upon receipt of the $20,000,000, the Company was to issue an additional 5.4 million shares of its common stock to OC-PIN. The Company extended OC-PIN's additional $20 million financing commitment to March 31, 2005, but as of May 22, 2005, OC-PIN has not made any additional stock purchases. See "Note 12 - Subsequent Events" for information concerning the current status of this matter.

      During the three months ended March 31, 2005, the Company issued 1,179,000 shares of its common stock at $0.50 per share for cash proceeds of $589,500.

NOTE 5 - COMMON STOCK WARRANTS


      The  Company  entered  into a  Rescission,  Restructuring  and  Assignment
Agreement with Dr. Chaudhuri and William Thomas on January 27, 2005 (the "Restructuring Agreement"). Previously, the Company had obtained financing from Dr. Chaudhuri and Mr. Thomas and had issued to them a $500,000 secured convertible promissory note that was convertible into approximately 88.8% of the Company's issued and outstanding common stock on a fully-diluted basis, a $10 million secured promissory note, and a Real Estate Purchase Option agreement originally dated September 28, 2004 to purchase 100% of substantially all of the real property in the Acquisition for $5 million (the "Real Estate Option"), all of which together with related accrued interest payable pursuant to the terms of the notes were rescinded and cancelled. Pursuant to the Restructuring Agreement, the Company released its initial deposit of $10 million plus accrued interest on the Tenet Hospital Acquisition back to Dr. Chaudhuri and issued non-convertible secured promissory notes totaling $1,264,014 and warrants to purchase up to 74,700,000 shares of the Company's Common Stock (but not to exceed 24.9% of the Company's Fully-Diluted capital stock) (the "Warrants") to Dr. Chaudhuri and Mr. Thomas. In addition, the Company amended the Real Estate Option to provide that Dr. Chaudhuri's option shall be to purchase 49% of substantially all of the real property in the Acquisition for $2,450,000. Concurrent with the close of the Acquisition, IHHI repaid the non-convertible secured promissory notes of $1,264,014 to Dr. Chaudhuri and Mr. Thomas.


      The warrants are exercisable beginning January 27, 2007 and expire 3.5 years from the date of issuance. The exercise price for the first 43 million shares purchasable under the Warrants is $0.003125 per share, and the exercise price for the remaining 31.7 million shares is $0.078 per share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 thereafter.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Based upon a valuation obtained by the Company from an independent valuation firm, the Company assigned a value to the 74,700,000 warrants of $27,987,100 at the date of grant. As of March 31, 2005, the Company recognized an expense of $16,434,173 related to the issuance of the Warrants. The Company computed the expense of the Warrants based on the fair value of the Warrants at the date of grant and the maximum number of shares exercisable as of March 31, 2005 of 41,291,892 (which constitutes 24.9% of the fully diluted stock that would have been outstanding as of March 31, 2005 assuming maximum possible exercise of the Warrants). The Company recorded the fair value of the remaining unexercisable Warrants as of March 31, 2005 of $11,552,927 as deferred warrant expense in the accompanying consolidated balance sheet as of March 31, 2005. The Company will recognize additional Warrant expense in subsequent quarters over the term of the Warrants of 3.5 years based on any future increases in the number of outstanding shares of the Company's fully diluted common stock.

      The Company computed the fair value of the Warrants based on the Black-Scholes option pricing model with the following assumptions:

        Risk-free interest rate                    3.2%, 3.33%
        Expected volatility                       33.6%, 35.7%
        Dividend yield                              --
        Expected life (years)                        2,    2.5
        Fair value of Warrants (fully diluted)  $0.343, $0.398

      Due to fact that the Company emerged from the development stage during the three months ended March 31, 2005, the Company computed the volatility of its stock based on an average of comparable public companies that own hospitals.

NOTE 6 - DEBT

      The current portion of the Company's debt consists of the following notes as of March 31, 2005:

                Secured line of credit note     $  13,200,000

                Second aquisition note             50,000,000
                                                -------------

                                                $  63,200,000
                                                =============

      Acquisition Loan and Line of Credit - In connection with the Tenet Hospital Acquisition, the Company obtained borrowings to complete the Hospital Acquisition from affiliates of Medical Capital Corporation of Anaheim, CA. Effective March 3, 2005, the Company and its Subsidiaries collectively entered into a Credit Agreement (the "Credit Agreement") with Medical Provider Financial Corporation II ("the Lender"), whereby the Company has obtained initial financing in the form of a loan with interest at the rate of 14% per annum in the amount of $80,000,000 of which $30,000,000 is in the form of a non-revolving Line of Credit (the "Line of Credit") and $50,000,000 is in the form of a real estate loan (the "Acquisition Loan") (collectively, the "Obligations"). The Company used the proceeds from the $50 million Acquisition Loan and $3 million from the Line of Credit to complete the Acquisition (See Notes 1 and 2). The Line of Credit is to be used for the purpose of providing: (a) working capital financing for the Company and its Subsidiaries, (b) funds for other general corporate purposes of the Company and its Subsidiaries, and (c) other permitted purposes.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Interest payments are due on the Obligations on the first business day of each calendar month to occur while any Obligation is outstanding at the interest rate of 14% per annum. The Obligations mature at the first to occur of (i) the Commitment Termination Date for the Line of Credit Loan, (ii) March 2, 2007, or
(iii) the occurrence or existence of a continuing Event of Default under any of the Obligations. The Commitment Termination Date means the earliest of (a) thirty calendar days prior to March 2, 2007; (b) the date of termination of Lender's obligations to make Advances under the Line of Credit Note or permit existing Obligations to remain outstanding pursuant to Section 8.2(b), (c) the date of prepayment in full by the Company and its Subsidiaries of the Obligations and the permanent reduction of all Commitments to zero dollars; (d) March 2, 2007. Per the Credit Agreement, all future capital contributions to the Company by OC-PIN shall be used by the Company as mandatory prepayments of the Line of Credit.

      The Acquisition Loan and Line of Credit are secured by a lien on substantially all of the assets of the Company and its Subsidiaries, including without limitation, a pledge of the capital stock by the Company in its wholly owned subsidiaries. In addition, (i) PCHI (see Note 7) has agreed to guaranty the payment and performance of the Obligations, (ii) West Coast and Ganesha (see
Note 7) have each agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, (iii) the members of West Coast have agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, and (iv) OC-PIN (see Note 4) has agreed to guaranty the payment and performance of all the Obligations.

      Credit Agreement Fees - Concurrently with the execution and delivery of the Credit Agreement and as a condition to the funding of the Acquisition Loan, Company and its Subsidiaries agreed to pay to the Lender an origination fee in an amount equal to 2% of the Credit Line Commitment or $600,000, and 2% of the Acquisition Loan or $1,000,000, to be payable out of Company and its Subsidiaries own funds, which fee shall be deemed earned in full upon receipt by Lender. Upon the completion of the Acquisition on March 8, 2005, the Company paid the lender a total of $1,600,000 in origination fees and paid the Lender's legal fees of approximately $333,000. The Company is amortizing the deferred loan fees over the two year term of the Obligations. During the three months ended March 31, 2005, the Company recognized $62,355 of amortization expense and has unamortized deferred loan fees of $1,870,645 as of March 31, 2005.

      Former Secured Promissory Note - In t an effort to obtain financing to permit thehe Acquisition to occur, the Company entered into a Secured Promissory Note with Dr. Chaudhuri, effective September 29, 2004. The Company used the proceeds of $10 million as its good faith deposit in connection with the Acquisition. The terms of the Secured Note included interest at 7.25% per annum payable on the first business day of each calendar quarter beginning January 2, 2005. In connection with the Restructuring and Payment Agreements discussed in
Note 5, the $10 million initial deposit and accrued interest was returned to Dr. Chaudhuri during the three months ended March 31, 2005 and Dr. Chaudhuri rescinded and cancelled the $10 million secured promissory note with the Company.

      Former Secured Convertible Promissory Note - The Company also entered into a Secured Convertible Note Purchase Agreement, dated September 29, 2004 and amended November 16, 2004, with Dr. Chaudhuri. The original face amount of the Secured Convertible Note was $500,000 and Dr. Chaudhuri was to assist the Company with the payment of necessary transactional costs incurred in connection with the Acquisition, including fees necessary to secure financing in connection with the Acquisition, which transaction costs and fees could not otherwise be paid by the Company. In connection with the Restructuring Agreement noted above, the Company entered into the following new promissory notes dated January 31, 2005, which replaced the Secured Convertible Promissory Note dated September 29, 2004 and amended November 16, 2004:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      o     Secured  Promissory  Note in the amount of  $963,186  payable to Dr.
            Chaudhuri
      o Unsecured Promissory Note in the amount of $60,031 payable to Dr. Chaudhuri
      o     Secured Promissory Note in the amount of $240,797 payable to William
            E. Thomas

      Concurrent with the completion of the Acquisition, in March 2005, the Company repaid these three promissory notes plus accrued interest.

      Accounts Receivable Purchase Agreement - In March 2005, the subsidiary hospitals of the Company entered into an Accounts Purchase Agreement [that allows or requires? the sale of] their accounts receivable to Medical Provider Financial Corp as they become billable to third parties. The Company will continue to provide billing and collection services and the proceeds collected from the accounts receivable are applied to reduce amounts advanced under this agreement. As of March 31, 2005, there were no advances made under this agreement. This agreement has a term of two years.

NOTE 7 - SALE OF REAL ESTATE AND VARIABLE INTEREST ENTITY

      Concurrent  with  the  close  on the  acquisition  of the  Hospitals,  Dr.
Chaudhuri and Dr. Shah exercised their option to purchase all of the real property of the Hospitals pursuant to an Option agreement dated September 28, 2004, as amended and restated on November 16, 2004 ("LLC Option Agreement"). The option was exercised by the option holders purchasing from the Company all of the equity interests in PCHI, which holds title to the real property. The Company received $5 million and PCHI guranteed the Company's acquisition debt of $50 million.

      The Company remains primarily liable under the $50 million acquisition note notwithstanding its assumption by PCHI, and this note is cross-collateralized by substantially all of the Company's assets and all of the real property of the Hospitals. All of the Company's operating activities are directly affected by the real property that was sold to PCHI. Given these factors, it appears that the Company has indirectly guaranteed the indebtedness of PCHI. In substance, the Company is standing ready to perform on the acquisition debt should PCHI not be able to perform and has undertaken a contingent obligation to make future payments if those triggering events or conditions occur.

      In connection with the sale of all of the real property of the Hospitals, the Company entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years. Per the triple net lease, PCHI will receive rent that covers the cost of the underlying debt, plus a guaranteed spread up to 2.5%. Additionally, the Company has a right to renew the leases for periods up to an additional 25 years.

      PCHI is a related party entity that is affiliated with the Company through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors - see Note 4) and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and William Thomas - see Note 5). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, the Company determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non-real estate assets to secure the $50 million debt. Accordingly, during the three months ended March 31, 2005, the Company included in its consolidated financial statements, the net assets of PCHI, net of consolidation adjustments.

      Selected information of PCHI's balance sheet as of March 31, 2005, and its results of operations for the period March 8, 2005 to March 31, 2005 are as follows:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      Total assets            $  56,063,376
      Total liabilites        $  51,072,281
      Member's equity         $   4,991,095
      Net revenues            $     617,564
      Net loss                $      (8,905)

      Consolidation adjustments to reflect the effects of the following matters are included in the accompanying consolidated financial statements:

      o The Company's lease interest in the hospitals has been eliminated leaving PCHI's ownership of the land and buildings being presented in the accompanying consolidated financial statements. Additionally, a deferred gain of $12,157,808 arising from the Company's sale of PCHI has been eliminated to state the land and buildings at the Company's cost.

      o Because the Company remains primarily liable under the $50 million debt notwithstanding its assumption by PCHI, generally accepted accounting principles do not allow the Company to remove this liability from its balance sheet. Therefore, it is necessary to eliminate the same item from PCHI's balance sheet in consolidation.

      o PCHI's equity accounts have been classified as minority interest in variable interest entity in the accompanying consolidated balance sheet.

      o The Company's rent expense to the extent of debt servicing on the underlying debt has been eliminated against PCHI's rental income. Amounts payable by the Company to PCHI as rent expense that are in excess of debt servicing on the underlying debt are accounted for as an element of minority interest in variable interest entity expense in the accompanying consolidated statement of operations. Additionally, amounts assigned to land and buildings under lease from PCHI are being depreciated and amortized over the 25 year initial term of the lease.

NOTE 8 - INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes. A valuation allowance has been used to offset the recognition of any deferred tax assets related to net operating loss carryforwards due to the uncertainty of future realization.

      The Company's provision for income taxes is composed of the following for the three months ended March 31:

                                                    2005            2004
                                                ------------    ------------
        Current income tax expense:

                U.S. Federal and State          $  1,472,000    $         --

        Deferred income taxes:

                U.S. Federal and State          $         --    $         --
                                                ------------    ------------

                Total                           $  1,472,000    $         --
                                                ============    ============

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      The provision for income taxes differs from the federal and state statutory tax expense as follows for the three months ended March 31, 2005:

        Estimated tax benefit at federal and state statutory
         rates on an annualized basis                          $ (2,759,000)
        Common stock warrant expense                              1,636,000
        Gain on sale of assets                                    1,151,000
        Change in valuation allowance                             1,435,000
        Other                                                         9,000

                                                                -----------
                                                                $ 1,472,000
                                                                ===========

      Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following at March 31:

                                                       2005            2004
                                                  ------------    ------------
        Current deferred tax assets:
                Allowance for doubtful accounts   $  5,263,440    $         --
                Accured vacation                       770,011              --
                Other accruals                         484,048              --
                Net operating losses                        --         252,000
                                                  ------------    ------------
                Deferred tax assets                  6,517,499         252,000

        Valuation allowance                         (6,517,499)       (252,000)
                                                  ------------    ------------

                Net deferred tax assets           $         --    $         --
                                                  ============    ============

      A valuation allowance of $6.5 million was recorded in the first quarter of 2005 based on an assessment of the realization of the Company's deferred tax assets. The Company assesses the realization of its deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, Company management determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors taken into consideration include:

      o cumulative losses in recent years;
      o income/losses expected in future years;
      o unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;
      o the availability, or lack there, of taxable income in prior carryback periods that would limit realization of tax benefits;
      o the carryforward period associated with the deferred tax assets and liabilities; and
      o prudent and feasible tax-planning strategies.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      As of March 31, 2005, Company management concluded that it was more likely than not that the deferred tax assets were not realizable. Therefore, it was appropriate to record a 100% valuation allowance after considering and weighing all evidence in the first quarter of 2005. The Company established the valuation allowance as a result of assessing the realization of the deferred tax assets based on the above facts.


      Tenet Hospital Acquisition - The Acquisition was an asset purchase transaction and the Company will not benefit from the net operating losses of the acquired Hospitals. In connection with the Company's completion of the Tenet Hospital Acquisition in March 2005, the Company sold all of the real estate of the acquired hospitals to its majority shareholders. For income tax purposes, the sale of the real estate of the acquired hospitals could require the Company to report dividend and/or interest income. If the Company is required to report dividend and/or interest income in connection with this transaction, the Company would be required to withhold 28% on any deemed dividend or interest income. The Company's sale of its 100% membership interest in PCHI to West Coast Holdings LLC and Ganesha Realty LLC in consideration of $5 million plus the assumption of the $50 million Acquisition Loan on the real property debt is a taxable event to the Company.


      PCHI Tax Status - PCHI is a limited liability corporation. PCHI's owners plan to make tax elections for it be treated as a disregarded entity for tax reporting, whereby similar to a partnership PCHI's taxable income or loss will flow through to its owners and be their separate responsibility. Accordingly, the accompanying consolidated financial statements do not include any amounts for the income tax expense or benefit of PCHI's income or loss.

NOTE 9 - RELATED PARTY TRANSACTIONS

      PCHI - The Company leases all of the real property of the acquired Tenet Hospitals from PCHI. PCHI is owned by two LLC's, which are owned and co-managed by Dr. Shah, Dr. Chaudhuri, and Mr. William Thomas. Dr. Shah is the chairman of the Company and is also the co-manager an investor in OC-PIN, which is the majority shareholder of the Company. Dr. Chaudhuri and Mr. Thomas are the holders of the Warrants to purchase up to 24.9% of the Company's fully diluted capital stock. The Company has consolidated the financial statements of PCHI for the period March 8, 2005 through March 31, 2005 in accordance with FIN 46(R). See Note 8.

      Due to/from Shareholders and Officers -As of the quarter ended March 31, 2003, the Company had advanced $60,000 to the officers and majority shareholders of the Company. The amounts due to/from shareholders and officers bore no interest and were subsequently forgiven during the year ended 12/31/04.

      Management Compensation - Effective January 1, 2004, the Company entered into employment agreements with each of its three executive officers. The employment agreements provide among other terms, each officer a base salary of $250,000 per year, a bonus of $50,000 per year, and an employment term of five years. During the year ended December 31, 2004, the Company incurred total compensation expense of $1,205,640 related to these three employment agreements and the Company had accrued compensation of $913,388 at December 31, 2004. During the year ended December 31, 2003, the Company did not pay any compensation to its officers and directors.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      In December 2004, February 2005, and March 2005, the Company entered into seven employment agreements with its executive officers. Among other terms the three year employment agreements in aggregate provide for annual salaries totaling $2,290,000, total stock option grants to purchase 6,650,000 shares of the Company's common stock at an exercise price equal to the mean average per share for the ten days following the date of issuance with vesting at 33% per year, and an annual bonus to be determined by the Board of Directors.

NOTE 10 - LOSS PER SHARE

      The following data show the amounts used in computing loss per share for the periods presented:

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                        2005              2004
                                                    ----------------------------
        Loss from continuing operations available
         to common shareholders (numerator)         $(19,603,792)  $   (492,132)

        Weighted average number of common
         shares used in loss per share during
         the period (denominator)                   $ 88,493,611   $ 19,582,667

      The Company's weighted average common stock equivalents related to the Warrants (Note 5) were 38,892,161 for the three months ended March 31, 2005. These common stock equivalents have been excluded from the Company's weighted average number of common shares outstanding due to their anti-dilutive effect for the three months ended March 31, 2005.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

      Capital Leases - The Hospitals have long-term lease obligations for certain equipment. For financial reporting purposes, the leases have been classified as capital leases; accordingly, assets with a net book value of approximately $3,659,401 are included in property and equipment in the accompanying consolidated balance sheet. The following is a schedule of future minimum lease payments under capitalized equipment leases together with the present value of the net minimum lease payments as of March 31, 2005:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


        Year ending March 31:

        2005                                    $   686,292
        2006                                        686,292
        2007                                        686,292
        2008                                        686,292
        2009                                        686,292
     Thereafter                                   2,745,168
                                                -----------
                Total minimum lease payments    $ 6,176,628

        Less amount representing interest         2,517,227
                                                -----------

                Present value of net minimum
                 lease payments                   3,659,401

        Less current portion                        204,141
                                                -----------

                Long-term portion               $ 3,455,260
                                                ===========

      Concurrent with the closing of the Acquisition as of March 7, 2005, the Company entered into a sale leaseback type agreement with a related party entity, PCHI (the "Related Party Lease"). The Company leases all of the real estate of the acquired Hospitals properties (the "Hospital Properties") and medical office buildings and a long term acute care facility (collectively the "MOB Properties") from PCHI. The term of the Lease for the Hospital Properties shall be for approximately 25 years, commencing March 8, 2005 and terminates on February 28, 2030. The Company has the option to extend the term of this triple net lease for an additional term of twenty-five years. The Related Party Lease is required to be capitalized in accordance with Statement of Financial Accounting Standard No. 13 ("SFAS 13"). This related party capital lease has been eliminated upon consolidation with PCHI.

      Operating Leases - In connection with the acquisition of the Hospitals, the Company also assumed the operating leases for the Chapman facility, which include buildings, land, and other equipment. The following is a schedule of the Company's future minimum operating lease payments that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

                                Unrelated Third     Related
Year Ended December 31,             Parties       Party (PCHI)           Total
-----------------------         ------------------------------------------------
        2005                    $  2,038,365      $ 10,642,672        12,681,037
        2006                       2,008,102        13,153,611        15,161,713
        2007                       1,660,807        13,233,219        14,894,026
        2008                       1,162,675        13,315,216        14,477,891
        2009                         844,267        13,315,216        14,159,483
     Thereafter                    8,569,793       278,706,133       287,275,926
                                ------------------------------------------------
                                $ 16,284,009      $342,366,067      $358,650,076
                                ================================================

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005


      The Company's related party lease transactions related to the Triple Net Hospital and Medical Office Building Lease are eliminated with PCHI in the accompanying consolidated financial statements.

      The Company and its subsidiaries are involved in various legal proceedings most of which relate to routine matters incidental to the Company's business. The Company does not believe that the outcome of these matters are likely to have a material adverse effect on the Company.

NOTE 12 - SUBSEQUENT EVENTS

      Default Notice - On or about May 9, 2005, the Company received a notice of default from its lender, Medical Provider Financial Corporation II ("Medical Provider"). Medical Provider is the lender for the secured acquisition note of $50 million, which was assumed by PCHI and the Company's secured line of credit note of up to $30 million, each of which was issued pursuant to a Credit Agreement dated as of March 3, 2005. In addition, each of OC-PIN, PCHI, Ganesha Realty, LLC, and West Coast Holdings, LLC, which are parties to the Credit Agreement, has received a notice of default under the Credit Agreement.

      The notice of default asserts that (i) the Company failed to provide satisfactory evidence that the Company has received capital contributions of not less than $15,000,000, as required under the Credit Agreement, (ii) the Company failed to prepay $5,000,000 by the Mandatory Prepay Date as required under the Credit Agreement, and (iii) a Material Adverse Effect has occurred under the Credit Agreement for reasons relating primarily to OC-PIN's failure to fully fund its obligations under its Stock Purchase Agreement with the Company dated January 28, 2005.

      Medical Provider has indicated that, as a consequence of the alleged events of default and for so long as such events are continuing, the interest rates applicable to the outstanding loans under the Credit Agreement will be increased to the Default Rate of 19%, the line of credit facility is suspended as to additional advances (with any additional advances made at its discretion at the Default Rate of 19%), and all Obligations (as defined in the Credit Agreement), will be forthwith due and payable. The total principal and interest due and payable under the loans made under the Credit Agreement currently amount to approximately $63,937,333 as of the date of the default letter, which does not include possible additional amounts claimed by Medical Provider for unpaid interest at the Default Rate, attorneys' fees and costs, costs of collection, trustee's fees and costs, and other fees, charges and expenses paid or incurred by Medical Provide.

      The Company has recorded the acquisition note of $50 million and outstanding draws on the line of credit of $13.2 million as current liabilities in the accompanying consolidated financial statements.

      First Amendment to stock Purchase Agreement - As of May 18, 2005, the Company entered into the First Amendment to Stock Purchase Agreement, which amends the Stock Purchase Agreement dated January 28, 2005, with OC-PIN. Concurrent with the execution of this amendment, the Company and OC-PIN entered into an Escrow Agreement as of May 17, 2005 ("Escrow"). Significant terms of this Stock Purchase Agreement Amendment include:

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2005

o OC-PIN shall submit 57,250,000 shares of the Company's common stock to Escrow (the "Escrowed Shares"). Following this deposit of shares into Escrow, the Company will not interfere or challenge in any manner, OC-PIN's or Hari Lal's ownership of an aggregate of 45,350,000 shares of the Company's common stock.
o The Company may sell or cancel the Escrowed Shares. OC-PIN will have the right of first refusal to purchase the Escrowed Shares if the Company decides to sell the Escrowed Shares within 12 months from the date of the amendment, May 18, 2005.
o OC-PIN agrees to purchase up to 5.4 million additional shares of the Company's common stock for payments totaling $15 million plus financing costs. On or before June 17, 2005, OC-PIN shall make a payment of $5 million, less $190,981, to the Company. On or before July 18, 2005, OC-PIN shall deliver $5 million to the Company. On or before August 17, 2005, the OC-PIN shall deliver $5 million to the Company. OC-PIN also agrees to pay the Company's direct and indirect financing costs incurred as a result of OC-PIN's failure to timely fund the balance of the Stock Purchase Agreement dated January 28, 2005.
o During the 45 days subsequent to May 18, 2005, the Company will work in good faith with Capital Source Finance LLC to refinance the debt with Medical Providers.
o If within 45 days from May 18, 2005, the Company is able to complete its refinancing with Capital Source Finance LLC, the Company will reduce the third payment due from OC-PIN from $5 million to $2.5 million.
o Upon the Company's receipt of $5 million from OC-PIN pursuant to the Stock Purchase Agreement dated January 28, 2005 and the Company's purchase of certain real property referred to as the 999 Medical Office Building, the Company shall transfer such real property to PCHI for no further compensation.
o The employment agreements for the Company's CEO, CFO, and President shall be amended to provide for 3 year severance payments, payable in a lump sum at employees request, if any of them are terminated without cause or if they resign for good cause. The severance shall be three years compensation from the date of this amendment and shall be reduced by one month for each month employed, not to be reduced less than one year.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      This Quarterly Report on Form 10-Q contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks discussed under the caption "Risk Factors" in our Annual Report on Form 10-KSB filed on March 31, 2005, that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

      As used in this report, the terms "we", "us", "our", "the Company", "Integrated Healthcare Holdings" or "IHHI" mean Integrated Healthcare Holdings, Inc., unless otherwise indicated.

OVERVIEW

      Prior to March 8, 2005, we were primarily a development stage company with no material operations and no revenues from operations. On September 29, 2004, the Company entered into a definitive agreement to acquire four hospitals from subsidiaries of Tenet Healthcare Corporation ("Tenet"), and the transaction closed in March 2005. Effective March 8, 2005, we acquired and began operating the following four hospital facilities in Orange County, California (referred to in this report as our "Hospitals"):

      o     282-bed Western Medical Center in Santa Ana;
      o     188-bed Western Medical Center in Anaheim;
      o     178-bed Coastal Communities Hospital in Santa Ana; and
      o     114-bed Chapman Medical Center in Orange.

      Our results of operations discussed in this report primarily reflect the last 24 days of the quarter ended March 31, 2005 during which we owned the Hospitals, and so are not indicative of an entire quarter of operations.

      We entered into agreements with third-party payers, including government programs and managed care health plans, under which rates are based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. During the 24 days ended March 31, 2005, substantially all of Tenet's negotiated rate agreements were assigned to our Hospitals. Our own Medicare provider numbers were received in April. California State Medicaid Program provider numbers are outstanding, but we believe that these will be received shortly.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES


Common Stock Warrants

      As indicated in the notes to the financial statements, the Company entered into a Rescission, Restructuring and Assignment Agreement with Dr. Chaudhuri and William Thomas on January 27, 2005 (the "Restructuring Agreement"). Pursuant to the Restructuring Agreement, the Company released its initial deposit of $10 million plus accrued interest on the Tenet Hospital Acquisition back to Dr. Chaudhuri and issued non-convertible secured promissory notes totaling $1,264,014 and warrants to purchase up to 74,700,000 shares of the Company's Common Stock. The warrants were limited not to exceed 24.9% of the Company's Fully-Diluted capital stock.

      Due to this limitation, the Company recognized an expense of $16.4 million related to the issuance of the Warrants during the three months ended March 31, 2005. No additional expense was recognized during the three months ended June 30, 2005 due to no change in the fully diluted outstanding common stock during this period. The Company computed the expense of the Warrants based on the fair value of the Warrants at the date of grant and the maxium number of shares exercisable as of June 30, 2005 of 41,298,523 (24.9% of the fully diluted stock outstanding as of June 30, 2005). The Company recorded the fair value of the remaining unexercisable Warrants as of June 30, 2005 of $11.6 million as deferred warrant expense in the accompanying consolidated balance sheet. With any future increase in the Company's outstanding fully diluted common stock, the Company will recognize additional warrant expense up to $11.6 million.


The Company computed the fair value of the Warrants based on the Black-Scholes option pricing model with the following assumptions:

                                                  Low     High
        Risk-free interest rate                    3.2%,  3.33%
        Expected volatility                       33.6%,  35.7%
        Dividend yield                             --
        Expected life (years)                        2,    2.5
        Fair value of Warrants (fully diluted)  $0.343, $0.398

      Due to fact that the Company emerged from the development stage during the three months ended March 31, 2005, the Company computed the volatility of its stock based on an average of the following comparable public companies that own hospitals:

         Amsurg Inc (AMSG)
         Community Health Systems (CYH)
         Healhcare Company (HCA)
         Health Management Associates Inc. (HMA)
         Lifepoint (LPNT)
         Tenet Healthcare Corp. (THC)
         Triad Hospitals Corp. (TRI)
         Universal (UHS)

Although management believes this is most reasonable and accurate methodology to determine the Company's volatility, the circumstances affecting volatility of the comparable companies selected may not be an accurate predictor of the Company's volatility.


      SALE OF REAL ESTATE AND VARIABLE INTEREST ENTITY

      Concurrent with the close of the Company's acquisition of the Hospitals, Dr. Chaudhuri and Dr. Anil Shah exercised their options to purchase the Company's interest in a limited liability company holding the real property underlying the Hospitals pursuant to an option agreement dated September 28, 2004, as amended and restated on November 16, 2004 (the "LLC Option Agreement"). The option holders purchased all of the Company's interests in Pacific Coast Holdings Investment LLC ("PCHI"), which acquired title to the real property. The Company received $5 million and PCHI guaranteed the Company's acquisition debt of $50 million.

      The Company remains primarily liable under the $50 million acquisition note notwithstanding its guaranty by PCHI, and this note is cross-collateralized by substantially all of the Company's assets and all of the real property of the Hospitals. All of the Company's operating activities are directly affected by the real property that was sold to PCHI. Given these factors, it appears that the Company has indirectly guaranteed the indebtedness of PCHI. The Company is standing ready to perform on the acquisition debt should PCHI not be able to perform and has undertaken a contingent obligation to make future payments if those triggering events or conditions occur.

      In connection with the sale of all of the real property of the Hospitals, the Company entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years. Per the triple net lease, PCHI will receive rent that covers the cost of the underlying debt, plus a guaranteed spread up to 2.5%. Additionally, the Company has a right to renew the leases for periods up to an additional 25 years.

      PCHI is a related party entity that is affiliated with the Company through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors), and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and William Thomas). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, the Company determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non-real estate assets to secure the $50 million debt. Accordingly, during the three months ended March 31, 2005, the Company included in its consolidated financial statements, the net assets of PCHI, net of consolidation adjustments.

RESULTS OF OPERATIONS

      The following table summarizes our results of operations from continuing operations for the three months ended March 31, 2005 and 2004. For the 2005 period, these results reflect only 24 days of operations from the Hospitals.

                                                               THREE MONTHS ENDED
                                                        --------------------------------
                                                        MARCH 31, 2005    MARCH 31, 2004
                                                        --------------    --------------
                                                          (Unaudited)       (Unaudited)

Net operating revenues                                   $ 21,747,029     $         --

Operating expenses:
        Salaries and benefits                              12,450,604          296,829
        Supplies                                            3,033,815               --
        Provision for doubtful accounts                     3,141,406               --
        Other operating expenses                            3,900,220          180,124
        Depreciation and amortization                         262,212           15,179
        Common stock warrant expense                       16,434,173               --
                                                         ------------     ------------
                                                           39,222,430          492,132

Operating loss:                                           (17,145,401)        (492,132)
        Interest expense                                      665,296               --
                                                         ------------     ------------

Loss including minority interest and
        before provision for income taxes                 (18,140,697)        (492,132)

        Provision for income taxes                          1,472,000
        Minority interest in variable interest entity          (8,905)              --
                                                         -----------------------------

Net loss                                                 $(19,603,792)    $   (492,132)
                                                         ============     ============

Per Share Data:
        Basic and fully diluted
               Loss per common share                     $      (0.22)    $      (0.03)

        Weighted average shares outstanding                88,493,611       19,582,667

      THREE MONTHS ENDED MARCH 31, 2005 AND 2004

      Losses from continuing operations, before interest, taxes and common stock warrant expense, increased to $1.0 million for the three months ended March 31, 2005 from $492,000 for the three months ended March 31, 2004. Substantially all of the 2005 loss reflects the operational losses from 24 days of operations from the newly acquired hospitals.

      For the three months ended March 31, 2005, we recognized an expense of $16.4 million relating to the issuance of common stock Warrants to Chaudhuri and Thomas. We computed the expense of the Warrants based on their fair value at the date of grant and the maximum number of shares exercisable as of March 31, 2005 of 39,136,766 (24.9% of fully diluted shares outstanding as of March 31, 2005). We recorded the fair value of the remaining unexercisable Warrants at March 31, 2005 of $11.6 million as deferred compensation in the accompanying consolidated balance sheet. We will amortize the deferred compensation in subsequent quarters over the term of the Warrants of 3.5 years, based on any future increases in the number of outstanding shares of our fully diluted common stock.

      We computed the fair value of the Warrants based on the Black-Scholes option pricing model with the following assumptions:

        Risk-free interest rate                     3.2% - 3.33%
        Expected volatility                        33.6% - 35.7%
        Dividend yield                                   --
        Expected life (years)                         2 and 2.5
        Fair value of Warrants (fully diluted)    $0.343 - $0.398

      Income tax provision was $1.5 million for the three months ended March 31, 2005, which was primarily the result of the deferred gain on sale of property (see financial statement notes), which we believe may be a taxable gain, offsetting the remaining loss from operations.

      PROVISION FOR DOUBTFUL ACCOUNTS



      Our policy is to attempt to collect amounts due from patients,including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act (EMTALA). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy, when appropriate, to verify insurance prior to a patient being treated.

      We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of certain of our accounts receivables by hospital,our historical collection experience by hospital and for each type of payer, and other relevant factors. Our practice is to write-down self-pay accounts receivable, including accounts related to the co-payments and deductible due from patients with insurance, to their estimate net realizable value at the time of billing. Generally, uncollected balances are assigned to collection agency between 90 and 120 days, once patient responsibility has been identified. When accounts are assigned for collections by the hospitals, the accounts are completely written off through provision for doubtful accounts. Any recoveries from collection agencies thereafter are credited to the provision as received. Because IHHI did not acquire accounts receivable from Tenet, estimates of recoveries from collection efforts are made based on Tenet's experience applied to new accounts. Management believes this is reasonable because the systems and personnel are substantially the same.


      The breakdown of our billed hospital receivables (which is a component of total receivables) at March 31, 2005 is summarized in the table below. Included in insured receivables are accounts that are pending provider numbers from Medicaid. These receivables totaled approximately 38.9% of our billable hospital receivables at March 31, 2005.

                                                    MARCH 31, 2005
                                                    --------------
                Insured receivables                      84.4%
                Uninsured receivables                    15.6%
                                                    --------------
                Total                                   100.0%
                                                    ==============

      Our allowance for doubtful accounts and the approximate percentages of allowance for doubtful accounts to accounts receivable at March 31, 2005 are summarized as follows (dollars in thousands):

                                                       MARCH 31, 2005
                                                       --------------
         Allowance for doubtful accounts                   $ 3,141
         Percentage of accounts receivables                   15.6%

      Our reported accounts receivable as of March 31, 2005 were all under 30 days outstanding, due to the fact that our acquisition of Hospital assets from Tenet in March 2005 did not include patient accounts.

LIQUIDITY AND CAPITAL RESOURCES

      Cash used by operating activities was $6.2 million in the three months ended March 31, 2005. Net accounts receivable increased to $17.0 million from 24 days of hospital operation. Prepaid expenses and other assets increased to $1.5 million. Accounts payable increased to $5.0 million and payroll related accruals, including contract labor, increased to $7.2 million. Income taxes payable of $1.5 million were accrued.

      Cash used in investing activities was $63.2 million in the three months ended March 31, 2005 to acquire the hospitals from Tenet.

      Cash provided by financing activities was $75.7 million in the three months ended March 31, 2005.

      At March 31, 2005, our indebtedness consisted of a $50 million, 2-year term loan for the purchase of hospitals and a $13.2 million drawn-down from a $30 million line of credit (also 2-year term), both of which bear interest at 14%. Payments are interest only for the 2-year term. We received $5 million in net proceeds from PCHI, a related party entity, in connection with the sale of the real property of The Hospitals. In addition, in March 2005, our subsidiary hospitals entered into a 2-year Accounts Purchase Agreement to sell Accounts Receivable to a lending institution as they become billable to third parties. We will continue to provide billing and collection services and the proceeds collected thereby are applied to reduce amounts advanced under this agreement. As of March 31, 2005 there were no advances made to purchase Accounts Receivable.

RECENT ACCOUNTING PRONOUNCEMENTS

      On October 13, 2004, the Financial Accounting Standards Board issued Statement 123R, Share-Based Payment, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The statement is effective for all public companies for interim or annual periods after June 15, 2005. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statements of operations. The standard also requires that the modified prospective transition method be used, which would necessitate the Company to recognize compensation cost for the fair value of new awards granted, modified or settled after the effective date of the SFAS 123R. In addition, the measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123R would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

      As a result of SFAS 123R, the Company will be required to expense the fair value of any stock option grants that it may make in the future, rather than disclose the impact on its consolidated statement of operations within the Company's footnotes.

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities," which requires consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Paragraph 1 of ARB 51 states that consolidated financial statements are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies. Paragraph 2 states that "the usual condition for a controlling financial interest is ownership of a majority voting interest..." However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. See Note 7 regarding the Company's implementation of FIN 46 (R).

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      At March 31, 2005, we did not have any investment in or outstanding liabilities under market rate sensitive instruments. We do not enter into hedging or derivative instrument arrangements. We have no off-balance sheet arrangements.

ITEM 4. CONTROLS AND PROCEDURES.

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 15d-15(e). The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company's certifying officers have concluded that the Company's disclosure controls and procedures are effective in reaching that level of assurance.

      As of the end of the period of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

      There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

                           PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

      The Company and its subsidiaries are involved in various legal proceedings most of which relate to routine matters incidental to the Company's business. The Company does not believe that the outcome of these matters are likely to have a material adverse effect on the Company.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

      During the quarter ended March 31, 2005, the Company issued (i) to Kali P. Chaudhuri, M.D. and William E. Thomas warrants to acquire up to 24.9% of the common stock of the Company exercisable for a period of 18 months beginning 2 years after issuance of the warrants, a general pre-emptive right to participate in future sales of equity securities by the Company up to 24.9% and a tag-along right relating to future issuances of stock to Dr. Shah or OC-PIN; (ii) to Orange County Physicians Investment Network, LLC 96,100,000 shares of common stock; and (iii) to Hari S. Lal 6,500,000 shares of common stock.

      The aforementioned common stock, warrants and rights were issued without registration under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in Section 4(2) of the Securities Act, and Regulation D promulgated thereunder.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

      On or about May 9, 2005, the Company received a notice of default from Medical Provider Financial Corporation II ("Medical Provider"). Medical Provider is the lender to the Company under a $50 million acquisition loan, and a working capital non-revolving line of credit of up to $30 million, each of which has been issued pursuant to a Credit Agreement, dated as of March 3, 2005, to which the Company and Medical Provider are parties (the "Credit Agreement").

      In addition, each of Orange County Physicians Investment Network, LLC ("OCPIN"), Pacific Coast Holdings Investment, LLC, Ganesha Realty, LLC, and West Coast Holdings, LLC, which are parties to the Credit Agreement, has received a notice of default under the Credit Agreement.

      The notice of default asserts that (i) the Company failed to provide satisfactory evidence that the Company has received capital contributions of not less than $15,000,000, as required by Section 2.1(s) of the Credit Agreement,
(ii) the Company failed to prepay $5,000,000 by the Mandatory Prepay Date as required under Section 1.2(b)(ii) of the Credit Agreement, and (iii) a Material Adverse Effect has occurred under the Credit Agreement for reasons relating primarily to OCPIN's failure to fully fund its obligations under its Stock Purchase Agreement with the Company dated January 28, 2005 (as discussed further below in Item 8.01).

      Medical Provider has indicated that, as a consequence of the alleged events of default and for so long as such events are continuing, the interest rates applicable to the outstanding loans under the Credit Agreement will be increased to the Default Rate (as defined in the Credit Agreement), the line of credit facility is suspended as to additional advances (with any additional advances made at its discretion at the Default Rate), and all Obligations (as defined in the Credit Agreement), will be forthwith due and payable. The total principal and interest due and payable under the loans made under the Credit Agreement currently amount to approximately $63,937,333, which does not include possible additional amounts claimed by Medical Provider for unpaid interest at the Default Rate, attorneys' fees and costs, costs of collection, trustee's fees and costs, and other fees, charges and expenses paid or incurred by Medical Provider.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

      None.

ITEM 5. OTHER INFORMATION.

      In January 2005 the Company entered into a Stock Purchase Agreement (the "SPA") with Orange County Physicians Investment Network, LLC ("OCPIN") pursuant to which OCPIN agreed to invest $30,000,000 in the Company in exchange for 108,000,000 shares of common stock of the Company. OCPIN has, to date, funded only $10,100,000 of this obligation under the SPA. The Company has, to date, issued 102,600,000 shares of common stock to OCPIN or others on its behalf.

      The Company has been negotiating with OCPIN to reach an agreement under which OCPIN's remaining obligations under the SPA will be paid; however, to date no such agreement has been reached. In the event that no settlement is reached with OCPIN, the Company anticipates that it will initiate litigation and/or arbitration against OCPIN to seek recovery of all amounts due to the Company under the SPA, return of shares, and other remedies. In addition, the Company may pursue actions available under Nevada and other applicable law, including but not limited to possible sale at public auction and/or forfeiture of shares already issued to OCPIN.

ITEM 6. EXHIBITS.

Exhibit
Number      Description
------      -----------

2.1 First Amendment to Asset Sale Agreement, dated January 28, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from
            Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

2.2 Second Amendment to Asset Sale Agreement, effective as of January 1, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from
            Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.3 Third Amendment to Asset Sale Agreement, effective as of March 8, 2005, by and among the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from
            Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

2.4 Letter Agreement, dated January 28, 2005, by and between the Registrant and certain subsidiaries of Tenet Healthcare Corporation (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.1 Rescission, Restructuring and Assignment Agreement, dated January 27, 2005, by and among the Registrant, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.2 Stock Purchase Agreement, dated January 28, 2005, by and between the Registrant and Orange County Physicians Investment Network, LLC
            (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on February 2, 2005).

10.3 Guaranty Agreement, dated as of March 3, 2005, by Orange County Physicians Investment Network, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.4 Guaranty Agreement, dated as of March 3, 2005, by Pacific Coast Holdings Investments, LLC in favor of Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.4 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.5 Subordination Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.5 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.6 Credit Agreement, dated as of March 3, 2005, by and among the Registrant and its subsidiaries, Pacific Coast Holdings Investments, LLC and its members, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.7 Form of $50 million acquisition note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.7 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.8 Form of $30 million line of credit note by the Registrant and its subsidiaries (incorporated herein by reference from Exhibit 99.8 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.9 Triple Net Hospital and Medical Office Building Lease dated March 7, 2005, as amended by Amendment No. 1 To Triple Net Hospital and Medical Office Building Lease (incorporated herein by reference from
            Exhibit 99.9 to the Registrant's Current Report on Form 8-K filed with the Commission on March 14, 2005).

10.10 Employment Agreement with Bruce Mogel, dated February 25, 2005 (incorporated herein by reference from Exhibit 10.16 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.11 Employment Agreement with Larry B. Anderson, dated February 25, 2005 (incorporated herein by reference from Exhibit 10.17 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.12 Employment Agreement with James T. Ligon, dated February 25, 2005 (incorporated herein by reference from Exhibit 10.18 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.13 Employment Agreement with Milan Mehta, dated February 25, 2005 (incorporated herein by reference from Exhibit 10.19 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.14 Employment Agreement with Hari S. Lal, dated February 25, 2004 (incorporated herein by reference from Exhibit 10.20 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.15 Employment Agreement with Daniel J. Brothman, dated December 31, 2004 (incorporated herein by reference from Exhibit 10.21 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

10.16       Employment   Agreement  with  Steve  Blake,  dated  March  21,  2005
            (incorporated herein by reference from Exhibit 10.22 to the Registrant's Annual Report on Form 10-KSB filed with the Commission on March 31, 2005).

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE

      In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INTEGRATED HEALTHCARE HOLDINGS, INC.


Dated: May 23, 2005                 By: /s/ James T. Ligon
                                        ----------------------------------------
                                        James T. Ligon
                                        Chief Financial Officer and Secretary
                                        (Principal Financial Officer)

                                  EXHIBIT 31.1

                CERTIFICATION PURSUANT TO RULE 13A-14 AND 15D-14
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      I, Bruce Mogel, Chief Executive Officer of Integrated Healthcare Holdings, Inc., certify that:

      1. I have reviewed this Quarterly Report on Form 10-Q of Integrated Healthcare Holdings, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated, or caused such disclosure controls and procedure to be designed under our supervision, subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


      Dated: May 23, 2005               By: /s/ Bruce Mogel
                                            ------------------------------------
                                            Bruce Mogel
                                            Chief Executive Officer

                                  EXHIBIT 31.2

                CERTIFICATION PURSUANT TO RULE 13A-14 AND 15D-14
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      I, James Ligon, Chief Financial Officer of Integrated Healthcare Holdings, Inc., certify that:

      1. I have reviewed this Quarterly Report on Form 10-Q of Integrated Healthcare Holdings, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

      (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated, or caused such disclosure controls and procedure to be designed under our supervision, subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

      (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


      Dated: May 23, 2005               By: /s/ James Ligon
                                            ------------------------------------
                                            James Ligon
                                            Chief Financial Officer

                                  EXHIBIT 32.1

                             CERTIFICATE PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Quarterly Report of Integrated Healthcare Holdings, Inc. (the "Company") on Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, in the capacity and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

      2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company at the dates and for the period indicated.

      This Certificate has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.


      Dated: May 23, 2005               By: /s/ Bruce Mogel
                                            ------------------------------------
                                            Bruce Mogel
                                            Chief Executive Officer

                                  EXHIBIT 32.2

                             CERTIFICATE PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Quarterly Report of Integrated Healthcare Holdings, Inc. (the "Company") on Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, in the capacity and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

      2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company at the dates and for the period indicated.

      This Certificate has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.


      Dated: May 23, 2005               By: /s/ James Ligon
                                            ------------------------------------
                                            James Ligon
                                            Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 10-Q
  (Mark One)

|X| QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2005

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________

                         Commission File Number: 0-23511

                              --------------------

                      Integrated Healthcare Holdings, Inc.
        (Exact name of small business issuer as specified in its charter)

                  Nevada                                     87-0412182
     (State or other jurisdiction of                     (I.R.S. Employer
      incorporation or organization)                    Identification No.)

           1301 N. Tustin Ave.                                92705
          Santa Ana, California                             (Zip Code)
 (Address of principal executive offices)

                                 (714) 953-3503
              (Registrant's telephone number, including area code)

                 695 Town Center Drive, Suite 260, Costa Mesa,
                                California 92626
              (Former name, former address and former fiscal year,
                         if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

                      Integrated Healthcare Holdings, Inc.
                                    Form 10-Q

                                Table of Contents

---------------------------------------------------------------------------------------------------------------------------
                                                                                                               Page Number
PART I        FINANCIAL INFORMATION

Item 1.       Financial Statements:

              Unaudited Condensed Consolidated Balance Sheet as of June 30, 2005 and December 31, 2004              2

              Unaudited Condensed Consolidated Statement of Operations for the three and six months ended June      3
              30, 2005 and June 30, 2004

              Unaudited Condensed Consolidated Statement of Stockholders' Equity as of June 30, 2005 and            4
              December 31, 2004

              Unaudited Condensed Consolidated Statement of Cash Flows for the three and six months ended June      5
              30, 2005 and June 30, 2004

              Condensed Notes to Unaudited Condensed Consolidated Financial Statements                              6

Item 2.       Management's Discussion and Analysis of Financial Condition and Results of Operations                23

Item 3.       Quantitative and Qualitative Disclosures About Market Risk                                           30

Item 4.       Controls and Procedures                                                                              30

PART II       OTHER INFORMATION

Item 1.       Legal Proceedings                                                                                    31

Item 3.       Defaults Upon Senior Securities                                                                      31

Item 6.       Exhibits                                                                                             32

SIGNATURES                                                                                                         33
---------------------------------------------------------------------------------------------------------------------------

                         PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.



    The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                      Condensed Consolidated Balance Sheet
                                   (Unaudited)

                                     ASSETS

                                                                    June 30,      December 31,
                                                                      2005            2004
                                                                  ------------------------------
Current assets:
       Cash and cash equivalents                                  $   7,396,828    $      69,454
       Accounts receivable, net of allowance for doubtful
         accounts of $14,445,000 at June 30, 2005                    40,441,658               --
       Inventories of supplies, at cost                               5,856,321               --
       Prepaid expenses and other assets                              6,866,733           63,489
                                                                  ------------------------------
                                                                     60,561,540          132,943

Property and equipment, net                                          58,689,233           57,423
Investment in hospital asset purchase                                        --       11,142,145
Deferred loan fees, net of accumulated amortization of $268,238       1,625,790               --

                                                                  ------------------------------
       Total assets                                               $ 120,876,563    $  11,332,511
                                                                  ==============================

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities
       Notes payable                                              $  84,604,113    $  11,264,013
       Accounts payable                                              11,631,374          156,142
       Accrued compensation and benefits                             12,999,220          800,313
       Income taxes payable                                           1,834,000               --
       Other current liabilities                                      6,654,573               --
                                                                  ------------------------------
         Total current liabilities                                  117,723,280       12,220,468

Capital lease obligations, net of current of $204,141                 3,384,256               --
Commitments and contingencies                                                --               --
Minority interest in variable interest entity                         4,795,578               --

Stockholders' equity (deficiency):
       Common stock, $0.001 par value; 250,000,000 shares
         authorized; 124,559,000 and 20,780,000 shares
         issued and outstanding, respectively                           124,559           20,780
       Common stock warrants; 74,700,000 outstanding
         (41,292,892 exercisable at June 30, 2005)                   27,987,100               --
       Additional paid in capital                                    12,040,487        1,189,621
       Deferred warrant expense                                     (11,552,927)              --
       Accumulated deficit                                          (33,625,770)      (2,098,358)
                                                                  ------------------------------
         Total stockholders' deficiency                              (5,026,551)        (887,957)
                                                                  ------------------------------
Total liabilities and stockholders' deficiency                    $ 120,876,563    $  11,332,511
                                                                  ==============================

    The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)

                                                            Three Months Ended                Six Months Ended
                                                      ------------------------------    ------------------------------
                                                      June 30, 2005    June 30, 2004    June 30, 2005    June 30, 2004
                                                      -------------    -------------    -------------    -------------
                                                       (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
Net operating revenues                                $  83,190,537    $          --    $ 104,937,566    $          --

Operating expenses:
      Salaries and benefits                              48,439,345          306,317       60,889,949          603,146
      Supplies                                           11,521,967               --       14,555,782               --
      Provision for doubtful accounts                    11,331,354               --       14,472,760               --
      Other operating expenses                           17,283,135          108,763       21,183,354          288,887
      Depreciation and amortization                         902,845           15,528        1,165,057           30,707
      Common stock warrant expense                               --               --       16,434,173               --
                                                      -------------    -------------    -------------    -------------
                                                         89,478,646          430,608      128,701,075          922,740

Operating loss                                           (6,288,109)        (430,608)     (23,763,509)        (922,740)
      Interest expense                                    4,069,029               --        4,734,325               --
                                                      -------------    -------------    -------------    -------------

Loss including minority interest and
      before provision for income taxes                 (10,357,138)        (430,608)     (28,497,834)        (922,740)

      Provision for income taxes                          1,762,000               --        3,234,000               --
      Minority interest in variable interest entity        (195,517)              --         (204,422)              --
                                                      -------------    -------------    -------------    -------------

Net loss                                              $ (11,923,621)   $    (430,608)   $ (31,527,412)   $    (922,740)
                                                      =============    =============    =============    =============

Per Share Data:
      Basic and fully diluted
          Loss per common share                              ($0.10)          ($0.02)          ($0.30)          ($0.05)

      Weighted average shares outstanding               124,539,000       19,590,000      106,518,528       19,510,778

    The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
          Condensed Consolidated Statement of Shareholders' Deficiency
                                   (Unaudited)

                              Common Stock          Common Stock Warrants    Additional    Deferred
                       -------------------------   -----------------------    Paid-in      Warrant      Accumulated
                          Shares       Amount        Shares      Amount       Capital      Expense        Deficit         Total
                       -----------  ------------   ----------  -----------  -----------  ------------   ------------   ------------
Balance, December 31,
  2003                  19,380,000  $     19,380           --  $        --  $   551,021  $         --   $   (217,781)  $    352,620

Issuance of debt for
 the acquisition of
 MMG, Inc.                      --            --           --           --           --            --        (40,386)       (40,386)

Issuance of common
 stock for cash at
 $0.25 per share           200,000           200           --           --       49,800            --             --         50,000

Issuance of common
 stock for cash at
 $0.50 per share         1,200,000         1,200           --           --      588,800            --             --        590,000

Net loss                        --            --           --           --           --            --     (1,840,191)    (1,840,191)

                       -----------  ------------   ----------  -----------  -----------  ------------   ------------   ------------
Balance, December 31,
 2004                   20,780,000  $     20,780           --  $        --  $ 1,189,621  $         --   $ (2,098,358)  $   (887,957)
                       ===========  ============   ==========  ===========  ===========  ============   ============   ============

Issuance of common
 stock for cash at
 $0.50 per share         1,179,000         1,179           --           --      598,322            --             --        599,501

Issuance of common
 stock for cash to
 OCPIN                 102,600,000       102,600           --           --    9,997,400            --             --     10,100,000

Issuance of common
 stock options                  --            --           --           --      255,144            --             --        255,144

Issuance of common
 stock warrants                 --            --   74,700,000   27,987,100           --   (27,987,100)            --             --

Common stock
 warrants expensed at
 June 30, 2005                  --            --           --           --           --    16,434,173             --     16,434,173

Net loss                        --            --           --           --           --            --    (31,527,412)   (31,527,412)

                       -----------  ------------   ----------  -----------  -----------  ------------   ------------   ------------
Balance, June 30, 2005 124,559,000  $    124,559   74,700,000  $27,987,100  $12,040,487  $(11,552,927)  $(33,625,770)  $ (5,026,551)
                       ===========  ============   ==========  ===========  ===========  ============   ============   ============

    The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
                 Condensed Consolidated Statement of Cash Flows
                                   (Unaudited)

                                                                       Six Months Ended    Six Months Ended
                                                                         June 30, 2005      Junes 30, 2004
                                                                         ------------       ------------
Cash flows from operating activities:
Net loss                                                                 $(31,527,412)      $   (922,740)
Adjustments to reconcile net loss to cash used in operating activities:
      Depreciation and amortization expense                                 1,194,450             30,707
      Common stock warrant and option expense                              16,689,317                 --
      Minority interest in variable interest entity                          (204,422)                --
      Increase in prepaid expense and other assets                         (4,490,087)                --
      Increase in  net accounts receivable                                (40,441,658)                --
      Increase (decrease) in accounts payable                              11,475,232             (5,601)
      Increase in accrued compensation and benefits                        12,320,927            438,080
      Increase in income taxes payable                                      1,834,000                 --
      Increase in other accrued liabilities                                 6,450,432                 --
      Decrease in inventories of supplies                                     162,674                 --
                                                                         ------------       ------------
        Net cash used in operating activities                             (26,536,547)          (459,554)
                                                                         ------------       ------------
Cash flows from investing activities:
      Acquisition of hospital assets, net of lease obligations            (63,171,676)                --
      Purchase of property and equipment                                           --            (19,260)
      Acquisition of MMG, Inc., net of cash acquired                               --              8,534
                                                                         ------------       ------------
        Net cash used in investing activities                             (63,171,676)           (10,726)
Cash flows from financing activities:
      Issuance of secured promissory notes, net of costs                   48,067,000                 --
      Proceeds from lines of credit                                        34,604,113                 --
      Proceeds from issuance of stock                                      10,699,501            250,000
      Proceeds from sale of property                                        5,000,000                 --
      Repayment of secured notes                                           (1,335,017)          (100,000)
      Advances from shareholders                                                   --             73,285
                                                                         ------------       ------------
        Net cash provided by financing activities                          97,035,597            223,285
                                                                         ------------       ------------
Net increase (decrease) in cash                                             7,327,374           (246,995)
                                                                         ------------       ------------
Cash and cash equivalents, beginning of period                                 69,454            265,000
                                                                         ------------       ------------
Cash and cash equivalents, end of period                                 $  7,396,828       $     18,005
                                                                         ============       ============

Supplemmental disclosure of noncash transactions:
    Issuance of promissory notes for Acquisition                         $ 53,000,000       $     60,000
    Consolidation of variable interest entity                            $ 54,758,312       $         --
    Expense of common stock warrants and options                         $ 16,689,317       $         --
    Rescinded secured promissory note for the
       return of initial deposit on hospital assets                      $ 10,000,000       $         --
  Interest paid                                                          $  2,511,411       $         --
  Income taxes paid                                                      $  1,400,000       $         --

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Acquisition - On March 8, 2005, the Company completed its acquisition (the "Acquisition") of four Orange County, California hospitals and associated real estate, including: (i) 282-bed Western Medical Center--Santa Ana, CA; (ii) 188-bed Western Medical Center--Anaheim, CA; (iii) 178-bed Coastal Communities Hospital in Santa Ana, CA; and (iv) 114-bed Chapman Medical Center in Orange, CA (collectively, the "Hospitals") from Tenet Healthcare Corporation ("Tenet"). The Hospitals were assigned to four wholly-owned subsidiaries of the Company (the "Subsidiaries") formed for the purpose of completing the Hospital Acquisition. The Company also acquired the following real estate, leases and assets associated with the Hospitals: (i) a fee interest in the Western Medical Center at 1001 North Tustin Avenue, Santa Ana, CA 92705, a fee interest in the administration building at 1301 North Tustin Avenue, Santa Ana, CA 92705, certain rights to acquire condominium suites located in the medical office building at 999 North Tustin Avenue, Santa Ana, CA, and the business known as the West Coast Breast Cancer Center; (ii) a fee interest in the Western Medical Center at 1025 South Anaheim Blvd., Anaheim, CA 92805; (iii) a fee interest in the Coastal Communities Hospital at 2701 South Bristol Street, Santa Ana, CA 92704, and a fee interest in the medical office building at 1901 North College Avenue, Santa Ana, CA; (iv) a lease for the Chapman Medical Center at 2601 East Chapman Avenue, Orange, CA 92869, and a fee interest in the medical office building at 2617 East Chapman Avenue, Orange, CA; and (v) the furniture, fixtures and contract rights associated with the Hospitals.

      The results of operations of the acquired assets from the acquisition date (March 8, 2005) have been included in the Company's consolidated statement of operations for the three and six months ended June 30, 2005.As a result of the Acquisition, the Company has commenced its planned principal operations and accordingly is no longer considered a development stage enterprise.

      As discussed further in Note 7, concurrent with the close of the Acquisition, the Company entered into a sale-leaseback transaction with a Pacific Coast Holdings Investment, LLC ("PCHI"), a then wholly owned subsidiary, involving all the real property acquired in the Acquisition, except for the fee interest in the medical office building at 2617 East Chapman Avenue. PCHI was then immediately sold to certain major equity holders in the Company. In this transaction the Company received consideration of $5 million in cash plus PCHI's guarantee of $50 million in debt issued by the Company in the Acquisition. Because, among other reasons, the Company remains primarily liable under the $50 million debt, this transaction does not qualify for sale-leaseback accounting and the $50 million in debt has not been removed from the Company's consolidated balance sheet at June 30, 2005. However, because PCHI now holds title to the real property, the Company's interest in the real estate was converted to a lease interest pursuant to the lease entered into between PCHI, as lessor, and the Company, as lessee as part of the sale-leaseback transaction. Additionally, as further discussed under Consolidation below, Company management has determined that generally accepted accounting principles require that the financial statements of PCHI must be included in the consolidated financial statements of the Company under generally accepted accounting principles.

      Consolidation - The consolidated financial statements include the accounts of Integrated Healthcare Holdings, Inc. ("the Company") and its wholly owned subsidiaries, Mogel Management Group, Inc. ("MMG") and its four hospital subsidiaries located in Orange County, California (collectively, the "Hospitals"):

            Western Medical Center - Anaheim       Anaheim, CA       188 beds
            Western Medical Center - Santa Ana     Santa Ana, CA     282 beds
            Coastal Communities Hospital           Santa Ana, CA     178 beds
            Chapman Medical Center                 Orange, CA        114 beds

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Additionally, generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. As discussed further in Note 9, the Company has determined that it provides to the entity that purchased the Hospitals' real estate, PCHI, the majority of its financial support through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non real property assets to secure the $50 million debt. Accordingly, the accompanying consolidated financial statements include the accounts of PCHI from the date of the real estate sale, March 8, 2005.

      All  significant   intercompany   accounts  and  transactions   have  been
eliminated in combination.

      Company Operations - The Company, through the Hospitals, operates in a single industry segment, the operation of general hospitals and related healthcare facilities. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of obligations in the normal course of business. The Company generated losses from continuing operations of $11,923,621 and $31,527,412 (inclusive of a warrant issuance expense incurred in connection with the Hospital acquisitions of $16,434,173) during the three months and six months ended June 30, 2005, respectively and has negative working capital of $(57,161,740) at June 30, 2005. In addition, on or around May 9, 2005, the Company received a notice of default from Medical Provider Financial Corporation II ("Medical Provider"), which is the lender under the $50 million acquisition loan and under a working capital line of credit that has an outstanding balance of $13.2 million as of June 30, 2005. The default has caused the acquisition loan to be classified as a current liability as of June 30, 2005. These factors, among others, indicate a need for the Company to take action to resolve its financing issues and operate its business on a profitable basis.

      Management is working to restructure the debt with Medical Provider and believes that the Company's existing cash flow from operations and the Company's ability to raise additional capital will be sufficient to meet its continuing obligations for the foreseeable future. The Company and PCHI have agreed to permit the Company and PCHI to use the assets of PCHI and the Hospitals as collateral for the purposes of joint financing of Company's business operation and PCHI's acquisition of real properties for an initial period of time.

      Condensed Consolidated Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly its consolidated financial position at June 30, 2005, and its consolidated results of operations for the three months and six months ended June 30, 2005 and 2004, respectively and the statement of changes in cash flows for the six months ended June 30, 2005 and 2004 have been made.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2004 audited consolidated financial statements. The results of operations for the periods ended June 30, 2005 and 2004 are not necessarily indicative of the operating results for the full year.

      Organization - Integrated Healthcare Holdings, Inc., ("the Company") was organized under the laws of the State of Utah on July 31, 1984 under the name of Aquachlor Marketing. The Company never engaged in business activities and was suspended for failure to file annual reports and tax returns. In December 1988, all required reports and tax returns were filed and the Company was reinstated by the State of Utah. In December 1988, the Company merged with Aquachlor, Inc., a Nevada corporation incorporated on December 20, 1988. The Nevada corporation became the surviving entity and changed its name to Deltavision, Inc. In March 1997, the Company received a Certificate of Revival from the State of Nevada using the name First Deltavision, Inc. In March 2004, the Company changed its name to Integrated Healthcare Holdings, Inc.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Use of Estimates - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United State of American and prevailing practices for investor-owned entities within the healthcare industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Hospitals operate. Although management believes that adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.


      Net Patient Service Revenue - Net patient service revenue is recognized in the period in which services are performed and is recorded based on established billing rates (gross charges) less estimated discounts for contractual allowances, principally for patients covered by Medicare, Medicaid, managed care and other health plans.

      Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in the condensed consolidated statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). Because Medicare requires that a hospital's gross charges be the same for all patients (regardless of payer category), gross charges are also what hospitals charge all other patients prior to the application of discounts and allowances.

      Percentages of net patient service revenue, by payer type, for the Hospitals for the six months ended June 30, 2005 were as follows:

                                                         Six months ended
                                                          June 30, 2005
          Medicare                                             22%
          Medicaid                                             16%
          Managed care                                         42%
          Indemnity, self-pay and other                        20%

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues and certain other payments, which are based on the hospitals' cost reports, are estimated based on relationships of costs to charges subject to regulatory adjustments. For the six months ended June 30, 2005 retrospective revenues were $3.0 million. Cost report settlements for retrospectively cost-based revenues under these programs will be subject to audit and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Hospitals could change by material amounts.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005


      Outlier payments, which were established by Congress as part of the diagnosis-related groups (DRG) prospective payment system, are additional payments made to hospitals for treating Medicare patients who are costlier to treat than the average patient in the same DRG. To qualify as a cost outlier, a hospital's billed (or gross) charges, adjusted to cost, must exceed the payment rate for the DRG by a fixed threshold established annually by the Centers for Medicare and Medicaid Services of the United State Department of Health and Human Services (CMS). The Medicare fiscal intermediary calculates the cost of a claim by multiplying the billed charges by the cost-to-charge ratio from the hospital's most recent filed cost report. If the computed cost exceeds the sum of the DRG payment plus the fixed threshold, the hospital receives 80% of the difference as an outlier payment. Medicare has reserved the option of adjusting outlier payments, through the cost report, to the hospital's actual cost-to charge ratio. Upon receipt of the current payment cost-to-charge ratios from the fiscal intermediary, any variance between current payments and the estimated final outlier settlement will be reported.

      Under Sections 1886(d) and 1886(g) of the Social Security Act, CMS must project aggregate annual outlier payments to all prospective payment system hospitals to be not less than 5% or more than 6% of total DRG payments (Outlier Percentage). The Outlier Percentage is determined by dividing total outlier payments by the sum of DRG and outlier payments. CMS annually adjusts the fixed threshold to bring expected outlier payments within the mandated limit. A change to the fixed threshold affects total outlier payments by changing (1) the number of cases that qualify for outlier payments, and (2) the dollar amount hospitals receive for those cases that still qualify. The most recent change to the cost outlier threshold that became effective on October 1, 2004 was a decrease from $31,000 to $25,800, which CMS projects will result in an Outlier Percentage of 5.1%.

      Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. The Hospitals estimate the discounts for contractual allowances utilizing billing data on an individual patient basis. At the end of the month, the Hospitals estimate expected reimbursement for patient of managed care plans based on the applicable contract terms. These estimates are continuously reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although the Hospitals do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursements for every patient bill, management believes the estimation and review process allows for timely identification of instances where such estimates need to be revised. Management does not believe there were any adjustments to estimates of individual patient bills that were material to its net patient service revenue.

      Management is not aware of any material claims, disputes, or unsettled matters with any payers that would affect revenues that have not been adequately provided for in the accompanying combined financial statements.

      The Hospitals provide charity care to patients whose income level is below 200% of the Federal Poverty Level with only a co-payment charged to the patient. The Hospitals' policy is to not pursue collection of amounts determined to qualify as charity care; and accordingly, the Hospitals do not report the amounts in net patient service revenue or in the provision for doubtful accounts. Patients whose income level is between 200% and 300% of the Federal Poverty Level may also be considered under a catastrophic provision of the charity care policy. Patients without insurance who do not meet the Federal Poverty Level guidelines are offered assistance in applying for Medicaid and other programs they may be eligible for, such as state disability, Victims of Crime, or county indigent programs. Patient advocates from the Hospitals' Medical Eligibility Program (MEP) screen patients in the hospital and determine potential linkage to financial assistance programs. They also expedite the process of applying for these government programs. The amount of gross charges foregone under the charity policy, including indigent care accounts, for the three months and six months ended June 30, 2005 were approximately $3,638,933 and $4,646,811 respectively.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005


      Receivables from patients who are potentially eligible for Medicaid are classified as Medicaid pending, under the MEP, with appropriate contractual allowances recorded. If the patient does not quality for Medicaid, the receivables are reclassified to charity care and written off, or they are reclassified to self-pay and adjusted to their net realizable value through the provision of doubtful accounts. Reclassifications of Medicaid pending accounts to self-pay do not typically have a material impact on the results of operations as the estimated Medicaid contractual allowances initially recorded are not materially different than the estimated provision for doubtful accounts recorded when the accounts are reclassified. All accounts classified as pending Medicaid are fully reserved when they reach 180 days old.


      Provision for Doubtful Accounts - The Company provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Hospitals estimate this allowance based on the aging of their accounts receivable, historical collections experience for each type of payer and other relevant factors. There are various factors that can impact the collection trends, such as changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients, volume of patients through the emergency department, the increased burden of co-payments to be made by patients with insurance and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and the estimation process.

      The Company's policy is to attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act (EMTALA). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is the Hospitals' policy, when appropriate, to verify insurance prior to a patient being treated.

      During the three months and six months ended June 30, 2005, the Company recorded provisions for doubtful accounts of $11,331,354 and $14,472,760 respectively.

      Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

      Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and any impairment write-downs related to assets held and used. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Capital leases are recorded at the beginning of the lease term as assets and liabilities. The value recorded is the lower of either the present value of the minimum lease payments or the fair value of the asset. Such assets, including improvements, are amortized over the shorter of either the lease term or their estimated useful life.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      The Company uses the straight-line method of depreciation for buildings, building improvements, and equipment over their estimated useful lives as follows:

                  Buildings and improvements         4 to 25 years
                  Equipment                          3 to 15 years

      The Company evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. However, there is an evaluation performed at least annually. Fair value estimates are derived from independent appraisals, established market values of comparable assets or internal calculations of estimated future net cash flows. The estimates of future net cash flows are based on assumptions and projections believed by management to be reasonable and supportable. These assumptions take into account patient volumes, changes in payer mix, revenue, and expense growth rates and changes in legislation and other payer payment patterns. The Company believes there has been no impairment in the carrying value of its property and equipment at June 30, 2005.


      Medical Claims Incurred but not Reported - The Company is contracted with CalOptima, which is a county sponsored entity that operates similar to a HMO, to provide health care services to indigent patients at a fixed amount per enrolled member per month. The Company receives payments from CalOptima based on a fixed fee and the number of enrolled members to the Company's specific hospitals. The Company recognizes these capitation fees as revenues on a monthly basis for providing comprehensive health care services for the period. The Company does not have contractual obligations with HMO's.

      In certain circumstances, members will receive health care services from hospitals not owned by the Company. In these cases, the Company records estimates of patient member claims incurred but not reported (IBNR) for services provided by other health care institutions. The claims incurred but not reported are estimated using historical claims patterns, current enrollment trends, hospital pre-authorizations, member utilization patterns, timeliness of claims submissions, and other factors. There can be no assurance that the ultimate liability will not exceed our estimates. Adjustments to the estimated IBNR reserves are recorded in our results of operations in the periods when such amounts are determined.

      Per guidance under SFAS NO. 5, the Company accures for IBNR reserves when it is probable that expected future health care costs and maintenance costs under an existing contract have been incurred and the amount can be reasonably estimable. The Company records these IBNR claim reserves against its net operating revenues. During the six months ended June 30, 2005, the Company recorded net revenues from CalOptima of approximately $1.5 million, net of IBNR reserves of $2.1 million. The Company's direct cost of providing services to patient members in IHHI facilities is recorded as an operating expense.


      Stock-Based Compensation - Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in previously issued standards. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation is charged to expense over the shorter of the service or vesting period. Stock options issued to non-employees are recorded at the fair value of the services received or the fair value of the options issued, whichever is more reliably measurable, and charged to expense over the service period. During the three and six months ended June 30, 2005, the Company recognized $255,144 of other operating expense from the granting of 500,000 stock options to its public relations consultant. Fair Value of Financial Instruments - The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and six months from the purchase date. All cash and short-term investments are classified as available for sale and are recorded at market using the specific identification method; unrealized gains and losses are reflected in other comprehensive income. Cost approximates market for all classifications of cash and short-term investments.

      Net Loss per Common Share - Net loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that options and warrants are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Impairment of Long-Lived Assets - The Company continually monitors events or changes in circumstances that could indicate that the carrying amount of long-lived assets to be held and used, including intangible assets, may not be recoverable. The determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of June 30, 2005, the Company has determined that no impairment of its long-lived assets exists.

      Goodwill and Intangible Assets - On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, and SFAS 142, Goodwill and
Intangible Assets. Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for using the purchase method of accounting. The cost of intangible assets with indefinite lives and goodwill are no longer amortized, but are subject to an annual impairment test based upon its fair value.

      Goodwill and intangible assets principally result from business acquisitions. The Company accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values; the excess of the purchase price over the net assets acquired is recorded as goodwill. As of June 30, 2005 no goodwill had been recorded on acquisitions.

      Recently Enacted Accounting Standards - On October 13, 2004, the Financial Accounting Standards Board issued Statement 123R, Share-Based Payment, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The statement is effective for the Company as of the fiscal year commencing January 1, 2006. The statement generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. This standard also requires that the modified prospective transition method be used, under which the Company will recognize compensation cost for (1) the fair value of new awards granted, modified or settled after the effective date of the SFAS 123R; and (2) a portion of the fair value of each option and stock grant made to employees or directors prior to the implementation date that represents the unvested portion of these share-based awards as of such date. The measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123R would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

      As a result of SFAS 123R, the Company will be required to expense the fair value of its stock option grants rather than disclose the impact on its consolidated statement of operations within the Company's footnotes, as is current practice. Additionally, if it chooses to do so, SFAS 123(R) permits the Company to adopt the new share-based award accounting by retrospectively restating results for all periods presented to facilitate period-to-period comparison.

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities," which requires consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Paragraph 1 of ARB 51 states that consolidated financial statements are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies. Paragraph 2 states that "the usual condition for a controlling financial interest is ownership of a majority voting interest..." However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. See Note 7 regarding the Company's implementation of FIN 46 (R).

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

NOTE 2 - ACQUISITION


      The  purchase  price,  after  all  purchase  price  adjustments,   of  the
Acquisition amounted to $66,164,700. The fair value of the tangible assets acquired and liabilities assumed consisted of the following:

         Property and equipment                             $ 59,493,353
         Inventories of supplies                               6,018,995
         Prepaid expenses and other current assets             2,460,874
         Deferred loan fees                                    1,933,000
         Capital lease obligations                            (3,659,401)
         Other assumed liabilities                               (82,121)
                                                            ------------
                                                            $ 66,164,700
                                                            ============


      The Company financed the asset purchase and related  financing costs (Note
6) by obtaining a $50 million acquisition debt, drawing $3 million on a working capital line of credit, the sale of the Company's common stock for $10.1 Million, and $5 million in proceeds from the sale of the real property of the acquired Hospitals.

      The Company recorded its initial deposit of $10 million on the Acquisition and direct acquisition costs of $1,142,145, consisting primarily of legal fees, as an Investment in hospital asset purchase in the accompanying consolidated balance sheet as of December 31, 2004.


      The following unaudited pro forma information represents the Company's consolidated results of operations as if the Acquisition had occurred on January 1, 2004 and after giving effect to certain adjustments including the elimination of investment losses not attributable to on-going operations, interest expense, depreciation expense, stock warrant expense, and related tax effects. Such pro forma information does not purport to be indicative of operating results that would have been reported had the Acquisition occurred on January 1, 2004 or future operating results.


                                                                    Pro Forma (Unaudited)
                                        --------------------------------------------------------------------------
                                                 Three Months Ended                      Six Months Ended
                                        --------------------------------------------------------------------------
                                         June 30, 2005       June 30, 2004       June 30, 2005       June 30, 2004
                                        --------------------------------------------------------------------------
Net operating revenues                  $   83,190,537      $   78,581,594      $  160,203,857      $  165,327,579

Net loss                                $  (11,923,621)     $   (9,136,708)     $  (42,456,022)     $  (32,073,099)

Loss per common share
  (basic and fully diluted)             $        (0.10)     $        (0.08)     $        (0.34)     $        (0.26)

Weighted average shares outstanding        124,539,000         122,190,000         124,308,528         122,110,778
                                        ==============      ==============      ==============      ==============

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2005:

Buildings and improvements                                      $   32,844,916
Land                                                                15,264,266
Equipment                                                            7,915,164
Leasehold                                                            3,659,401
                                                                --------------
                                                                    59,683,747

Less accumulated depreciation                                         (994,514)
                                                                --------------
 Property and equipment, net                                    $   58,689,233
                                                                ==============

      The  Hospitals  are affected by State of  California  Senate Bill 1953 (SB
1953), which requires certain seismic safety building standards for acute care hospital facilities. The Hospitals are currently reviewing the SB 1953 compliance requirements and developing multiple plans of action to achieve such compliance, the estimated time frame for complying with such requirements, and the cost of performing necessary remediation of certain of the properties. The Hospitals cannot currently estimate with reasonable accuracy the remediation costs that will need to be incurred in order to make the facilities SB 1953-compliant, but such remediation costs could be significant.

NOTE 4 - COMMON STOCK

      Stock Purchase Agreement with OC-PIN - On January 28, 2005, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Orange County Physicians Investment Network, LLC ("OC-PIN"), a company founded by Dr. Anil V. Shah and owned by a number of physicians practicing at the acquired hospitals, pursuant to which OC-PIN committed to invest $30,000,000 in the Company for an aggregate of 108,000,000 shares of the Company's common stock. In addition, a prior Purchase Option Agreement, dated November 16, 2004, between the Company and Dr. Anil V. Shah, was terminated. During the six months ended June 30, 2005, the Company issued a total of 102,600,000 shares of its common stock in consideration of $10.1 million from OC-PIN under the Stock Purchase Agreement. The Company used the proceeds from this stock sale as part of the consideration paid to Tenet for the acquisition of the Hospitals.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Under the Stock Purchase Agreement, no later than six calendar days before the closing of Acquisition, OC-PIN was to deliver to the Company additional financing totaling $20,000,000. Upon receipt of the $20,000,000, the Company was to issue an additional 5.4 million shares of its common stock to OC-PIN. The Company extended OC-PIN's additional financing commitment to June 16, 2005, when the Company entered into the following new agreements:

      Under the Stock Purchase Agreement, no later than six calendar days before the closing of Acquisition, OC-PIN was to deliver to the Company additional financing totaling $20,000,000. Upon receipt of the $20,000,000, the Company was to issue an additional 5.4 million shares of its common stock to OC-PIN. The Company extended OC-PIN's additional financing commitment to June 16, 2005, when the Company entered into the following new agreements:

      o First Amendment to the Stock Purchase Agreement, dated as of June 1, 2005 (the "First Amendment"); and

      o Escrow Agreement, dated as of June 1, 2005, by and among IHHI, OC-PIN and City National Bank (the "Escrow Amendment").

The following material terms, which were contained in the First Amendment and the Escrow Agreement, are currently in process:

      o A total of 57,250,000 shares of Company common stock previously issued to OC-PIN were placed in an escrow account with City National Bank. OC-PIN will have until September 1, 2005 to make aggregate payments of up to approximately $15,000,000 in monthly installments into the escrow account. Such portion of the escrowed shares which are fully paid will be returned to OC-PIN and the balance will be transferred back to the Company. If there is a shortfall, the Company will use its reasonable best efforts to sell equity to new investors to cover the shortfall;

      o OC-PIN will reimburse the Company for certain of its additional debt financing costs incurred since March 8, 2005;

      o The Company will work to complete a new borrowing transaction with Capital Source Finance LLC; and

      o Upon receipt of at least $5,000,000 of new capital under the First Amendment, the Company will call a shareholders meeting to re-elect directors. The nominees for the Board will consist of two current directors, two members of OC-PIN, two independent directors unaffiliated with IHHI or OC-PIN, and Anil V. Shah, M.D.

NOTE 5 - COMMON STOCK WARRANTS


      The  Company  entered  into a  Rescission,  Restructuring  and  Assignment
Agreement with Dr. Chaudhuri and William Thomas on January 27, 2005 (the "Restructuring Agreement"). Previously, the Company had obtained financing from Dr. Chaudhuri and Mr. Thomas and had issued to them a $500,000 secured convertible promissory note that was convertible into approximately 88.8% of the Company's issued and outstanding common stock on a fully-diluted basis, a $10 million secured promissory note, and a Real Estate Purchase Option agreement originally dated September 28, 2004 to purchase 100% of substantially all of the real property in the Acquisition for $5 million (the "Real Estate Option"), all of which together with related accrued interest payable pursuant to the terms of the notes were rescinded and cancelled. Pursuant to the Restructuring Agreement, the Company released its initial deposit of $10 million plus accrued interest on the Tenet Hospital Acquisition back to Dr. Chaudhuri and issued non-convertible secured promissory notes totaling $1,264,014 and warrants to purchase up to 74,700,000 shares of the Company's Common Stock (but not to exceed 24.9% of the Company's Fully-Diluted capital stock) (the "Warrants") to Dr. Chaudhuri and Mr. Thomas. In addition, the Company amended the Real Estate Option to provide that Dr. Chaudhuri's option shall be to purchase 49% of substantially all of the real property in the Acquisition for $2,450,000. Concurrent with the close of the Acquisition, IHHI repaid the non-convertible secured promissory notes of $1,264,014 to Dr. Chaudhuri and Mr. Thomas.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      The Warrants are exercisable beginning January 27, 2007 and expire in 3.5 years from the date of the issuance. The exercise price for the first 43 million shares purchased under the Warrants is $0.003125 per share, and the exercise or purchase price for the remaining 31.7 million shares is $0.078 per share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 thereafter.

      Based upon a valuation obtained by the Company from an independent valuation firm, the Company has assigned a value to the 74,700,000 warrants of $27,987,100 at the date of grant. As of June 30, 2005, the Company has recognized an expense of $16,434,173 related to the issuance of the common stock warrants. The Company computed the expense of the warrants based on the fair value of the warrants at the date of grant and the maximum number of shares exercisable as of June 30, 2005 of 41,298,523 (which constitutes 24.9% of the fully diluted stock that would have been outstanding as of June 30, 2005 assuming maximum possible exercise of the Warrants). The Company has recorded the fair value of the remaining unexercisable Warrants as of June 30, 2005 of $11,552,927 as deferred warrant expense in the accompanying consolidated balance sheet as of June 30, 2005. The Company will recognize additional warrant expense in subsequent quarters over the term of the Warrants of 3.5 years, based on any future increase in the number of warrants that become exercisable.

      The fair value of the Warrants was determined based on the Black-Scholes option pricing model with the following assumptions:

                                                        Low, High
                                                        ---------
            Risk-free interest rate                     3.2%, 3.33%
            Expected volatility                         33.6%, 35.7%
            Dividend yield                              -
            Expected life (years)                       2, 2.5
            Fair value of Warrants (fully diluted)      $0.343, $0.398

      Due to the Company emerging from the development stage during the six months ended June 30, 2005, the Company computed the volatility of its stock based on an average of comparable public companies that own hospitals.

NOTE 6 - DEBT

The current portion of the Company's debt consists of the following notes as of June 30, 2005:

Secured acquisition note payable                                     $50,000,000
Secured line of credit note payable                                   13,200,000
Advances from accounts receivable
  purchase agreement                                                  21,404,113

                                                                     -----------
                                                                     $84,604,113
                                                                     ===========

      Acquisition Loan and Line of Credit - In connection with the Tenet Hospital Acquisition, the Company obtained borrowings to complete the Hospital Acquisition from affiliates of Medical Capital Corporation of Anaheim, CA. Effective March 3, 2005, the Company and its Subsidiaries collectively entered into a Credit Agreement (the "Credit Agreement") with Medical Provider Financial Corporation II ("the Lender"), whereby the Company has obtained initial financing in the form of a loan with interest at the rate of 14% per annum in the amount of $80,000,000 of which $30,000,000 will be in the form of a non-revolving Line of Credit (the "Line of Credit") and $50,000,000 will be in the form of a real estate loan (the "Acquisition Loan") (collectively, the "Obligations"). The Company used the proceeds from the $50 million Acquisition Loan and $3 million from the Line of Credit to complete the Acquisition (See Notes 1 and 3). The Line of Credit is to be used for the purpose of providing
(a) working capital financing for the Company and its Subsidiaries, (b) funds for other general corporate purposes of the Company and its Subsidiaries, and
(c) other permitted purposes.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Interest payments are due on the Obligations on the first business day of each calendar month to occur while any Obligation is outstanding at the interest rate of 14% per annum. The Obligations mature at the first to occur of (i) the Commitment Termination Date for the Line of Credit Loan, (ii) March 2, 2007, or
(iii) the occurrence or existence of a continuing Event of Default under any of the Obligations. The Commitment Termination Date means the earliest of (a) thirty calendar days prior to March 2, 2007; (b) the date of termination of Lender's obligations to make Advances under the Line of Credit Note or permit existing Obligations to remain outstanding pursuant to Section 8.2(b), (c) the date of prepayment in full by the Company and its Subsidiaries of the Obligations and the permanent reduction of all Commitments to zero dollars; (d) March 2, 2007. Per the Credit Agreement, all future capital contributions to the Company by OC-PIN shall be used by the Company as mandatory prepayments of the Line of Credit.

      The Acquisition Loan and Line of Credit are secured by a lien on substantially all of the assets of the Company and its Subsidiaries, including without limitation, a pledge of the capital stock by the Company in its wholly owned subsidiary Hospitals. In addition, (i) PCHI (see Note 1) has agreed to guaranty the payment and performance of the Obligations, (ii) West Coast and Ganesha (see Note 7) have each agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, (iii) the members of West Coast have agreed to pledge their membership interests in PCHI as security for repayment of the Obligations, and (iv) OC-PIN (see Note 5) has agreed to guaranty the payment and performance of all the Obligations.

      Credit Agreement Fees - Concurrently with the execution and delivery of the Credit Agreement and as a condition to the funding of the Acquisition Loan, Company and its Subsidiaries agreed to pay to the Lender an origination fee in an amount equal to 2% of the Credit Line Commitment or $600,000, and 2% of the Acquisition Loan or $1,000,000, to be payable out of Company and its Subsidiaries own funds, which fee shall be deemed earned in full upon receipt by Lender. Upon the completion of the Acquisition on March 8, 2005, the Company paid the Lender a total of $1,600,000 in origination fees and paid the Lender's legal fees of approximately $333,000. The Company is amortizing the deferred loan fees of $1,933,000 over the two year term of the Obligations. During the six months ended June 30, 2005, the Company recognized $307,210 of amortization expense and has unamortized deferred loan fees of $1,625,790 as of June 30, 2005.

      Accounts Receivable Purchase Agreement - In March 2005, the Hospitals entered into an Accounts Purchase Agreement that allows the sale of their accounts receivable to Medical Provider Financial Corp., an affiliate of the Lender, as they become billable to third parties. The Company will continue to provide billing and collection services and the proceeds collected from the accounts receivable are applied to reduce amounts advanced under this agreement. As of June 30, 2005, advances made under this agreement were $21,404,113. This agreement has a term of two years.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Default Notice - On or about May 9, 2005, the Company received a notice of default from the Lender. In addition, each of OC-PIN, PCHI, Ganesha Realty, LLC, and West Coast Holdings, LLC, which are parties to the Credit Agreement, has received a notice of default under the Credit Agreement. The Company has recorded the acquisition note of $50 million and outstanding draws on the line of credit of $13.2 million as current liabilities in the accompanying consolidated financial statements.

      The notice of default asserts that (i) the Company failed to provide satisfactory evidence that the Company has received capital contributions of not less than $15,000,000, as required under the Credit Agreement, (ii) the Company failed to prepay $5,000,000 by the Mandatory Prepay Date as required under the Credit Agreement, and (iii) a Material Adverse Effect has occurred under the Credit Agreement for reasons relating primarily to OC-PIN's failure to fully fund its obligations under its Stock Purchase Agreement with the Company dated January 28, 2005.

      Forbearance Agreement - In connection with the Company's First Amendment (see Note 4), the Company entered into an Agreement to Forbear as of June 1, 2005 by and among the Company, OC-PIN, West Coast Holdings, LLC and the Lender (the "Forbearance Agreement"). Without another default, the Lender agrees for 100 days to forbear from (i) recording Notices of Default, (ii) filing a judicial foreclosure lawsuit against the Company, OC-PIN and West Coast Holdings, LLC, and (iii) filing lawsuits against the Company, OC-PIN and West Coast Holdings, LLC. The interest rate on the notes will be increased to the Default Rate of 19%, as defined in the Credit Agreement, and all Obligations (as defined in the Credit Agreement), will be forthwith due and payable, as long as the events of default remain uncured. The Company's Line of Credit facility is suspended to additional advances. During the forbearance period of 100 days, OC-PIN and other investors will invest not less than $15 million in new equity capital in the Company.

NOTE 7 - SALE OF REAL ESTATE AND VARIABLE INTEREST ENTITY

      Concurrent  with  the  close  on the  acquisition  of the  Hospitals,  Dr.
Chaudhuri and Dr. Shah exercised their option to purchase all of the real property of the Hospitals pursuant to an Option agreement dated September 28, 2004, as amended and restated on November 16, 2004 ("LLC Option Agreement"). The option was exercised by the option holders purchasing from the Company all of the equity interests in PCHI, which holds title to the real property. The Company received $5 million and PCHI guaranteed the Company's acquisition debt of $50 million.

      The Company remains primarily liable under the $50 million acquisition note notwithstanding its guarantee by PCHI, and this note is cross-collateralized by substantially all of the Company's assets and all of the real property of the Hospitals. All of the Company's operating activities are directly affected by the real property that was sold to PCHI. Given these factors, it appears that the Company has indirectly guaranteed the indebtedness of PCHI. The Company is standing ready to perform on the acquisition debt should PCHI not be able to perform and has undertaken a contingent obligation to make future payments if those triggering events or conditions occur.

      In connection with the sale of all of the real property of the Hospitals, the Company entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years. Per the triple net lease, PCHI will receive rent that covers the cost of the underlying debt, plus a guaranteed spread up to 2.5%. Additionally, the Company has a right to renew the leases for periods up to an additional 25 years.

      PCHI is a related party entity that is affiliated with the Company through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors) and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and William Thomas). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, the Company determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non-real estate assets to secure the $50 million debt. Accordingly, during the six months ended June 30, 2005, the Company included in its consolidated financial statements, the net assets of PCHI, net of consolidation adjustments.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

      Selected information of PCHI's balance sheet as of June 30, 2005, and its results of operations for the period March 8, 2005 to June 30, 2005 are as follows:

            Total assets           $  55,362,360
            Total liabilities         50,566,782
            Member's equity            4,795,578
            Net revenues               3,353,508
            Net loss                     204,422

      Consolidation adjustments to reflect the effects of the following matters are included in the accompanying consolidated financial statements:

      o The Company's lease interest in the hospitals has been eliminated leaving PCHI's ownership of the land and buildings being presented in the accompanying consolidated financial statements. Additionally, a deferred gain of $12,157,808 arising from the Company's sale of the real property of the Hospitals to PCHI has been eliminated to state the land and buildings at the Company's cost.

      o Because the Company remains primarily liable under the $50 million debt notwithstanding its guarantee by PCHI, generally accepted accounting principles do not allow the Company to remove this liability from its balance sheet. Therefore, it is necessary to eliminate the same item from PCHI's balance sheet in consolidation.

      o PCHI's equity accounts have been classified as minority interest variable interest entity in the accompanying consolidated balance sheet.

      o The Company's rent expense has been eliminated against PCHI's rental income. Additionally, amounts assigned to land and buildings are being depreciated and amortized over the 25 year initial term of the lease with PCHI.

NOTE 8 - INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes. The provision for income taxes consists of provisions for federal and state income taxes.

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax provisions. The Company assesses the recoverability of the deferred tax assets on an ongoing basis. In making this assessment the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. This assessment requires significant judgment. In addition, the Company has made significant estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the realizability of our deferred tax assets. The Company does not recognize current and future tax benefits until it is deemed probable that certain tax positions will be sustained.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005


      The provision for income taxes consisted of the following for the six months ended June 30,:

                                            2005           2004
                                         ----------     ----------
      Current income tax expense:

              U.S. Federal and State     $3,234,000     $       --

      Deferred income taxes:

              U.S. Federal and State             --             --
                                         ----------     ----------

              Total                      $3,234,000     $       --
                                         ==========     ==========

      A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income (loss) from continuing operations before income taxes by the statutory federal income tax rate is shown below for the six months ended June 30, 2005:

Estimated tax benefit at federal and state statutory
   rates on an annualized basis                             $(8,351,000)
Common stock warrant expense                                  3,602,000
Gain on sale of real estate                                   2,403,000
Change in valuation allowance                                 6,363,000
State credits                                                  (817,000)
Other                                                            34,000
                                                            -----------
                                                            $ 3,234,000
                                                            ===========

      Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The following table discloses those significant components of our deferred tax assets and liabilities, including any valuation allowance:


                                                June 30, 2005   June 30, 2004
                                                ------------    ------------

      Current deferred tax assets:

              Allowance for doubtful accounts   $  5,911,500    $         --
              Accrued vacation                     2,429,490              --
              Other accruals                       1,886,369              --
              Net operating losses                   576,984         444,000
                                                ------------    ------------
              Deferred tax assets                 10,804,343         444,000

      Valuation allowance                        (10,804,343)       (444,000)
                                                ------------    ------------

              Net deffered tax assets           $         --    $         --
                                                ============    ============

      A valuation allowance of $10.8 million was recorded as of June 30, 2005 based on an assessment of the realization of our deferred tax assets as described below. We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, Company management determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors taken into consideration include:

o     cumulative losses in recent years;

o     income/losses expected in future years;

o unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

o the availability, or lack there, of taxable income in prior carryback periods that would limit realization of tax benefits;

o the carryforward period associated with the deferred tax assets and liabilities; and

o     prudent and feasible tax-planning strategies.

      Through the second quarter of 2005, we concluded that it was more likely than not that the deferred tax assets were not realizable. Therefore, we determined that it was appropriate to record a valuation allowance after considering and weighing all evidence in the second quarter of 2005.


      Tenet Hospital Acquisition - The Acquisition was an asset purchase transaction and the Company will not benefit from the net operating losses of the acquired Hospitals. In connection with the Company's completion of the Tenet Hospital Acquisition in March 2005, the Company sold all of the real estate of the acquired hospitals to its majority shareholders. For income tax purposes, the sale of the real estate of the acquired hospitals could require the Company to report dividend and/or interest income. If the Company is required to report dividend and/or interest income in connection with this transaction, the Company would be required to withhold 28% on any deemed dividend or interest income. The Company's sale of its 100% membership interest in PCHI on March 8, 2005, to West Coast Holdings LLC and Ganesha Realty LLC in consideration of $5 million plus the assumption of the $50 million Acquisition Loan on the real property debt is a taxable event to the Company.


      PCHI Tax Status - PCHI is a limited liability corporation. PCHI's owners plan to make tax elections for it be treated as a disregarded entity for tax reporting whereby similar to a partnership PCHI's taxable income or loss will flow through to its owners and be their separate responsibility. Accordingly, the accompanying consolidated financial statements do not include any amounts for the income tax expense or benefit of PCHI's income or loss.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

NOTE 9 - RELATED PARTY TRANSACTIONS

      PCHI - The Company leases all of the real property of the acquired Tenet Hospitals from PCHI. PCHI is owned by two LLC's, which are owned and co-managed by Dr. Shah, Dr. Chaudhuri, and Mr. William Thomas. Dr. Shah is the chairman of the Company and is also the co-manager an investor in OC-PIN, which is the majority shareholder of the Company. Dr. Chaudhuri and Mr. Thomas are the holders of the Warrants to purchase up to 24.9% of the Company's fully diluted capital stock. The Company has consolidated the financial statements of PCHI for the period March 8, 2005 through June 30, 2005 in accordance with FIN 46(R) (see
Note 7). During the six month period ended June 30, 2005, the Company incurred a liability for rent expense payable to PCHI of $3,353,508, which was eliminated upon consolidation at June 30, 2005.

      Management Agreements - In December 2004, February 2005, and March 2005, the Company entered into seven employment agreements with its executive officers. Among other terms, the three year employment agreements in aggregate provide for annual salaries totaling $2,290,000, total stock option grants to purchase 6,650,000 shares of the Company's common stock at an exercise price equal to the mean average per share for the ten days following the date of issuance with vesting at 33% per year, and an annual bonus to be determined by the Board of Directors. As of June 30, 2005, the Company has not issued any stock options pursuant to the employment agreements.

NOTE 10 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

                                            Three Months Ended June 30,     Six Months Ended June 30,
                                           -----------------------------   -----------------------------
                                               2005            2004            2005            2004
                                           -------------   -------------   -------------   -------------
Loss from continuing operations available
 to common shareholders (numerator)        $ (11,923,621)  $    (430,608)  $ (31,527,412)  $    (922,740)

Weighted average number of common
 shares used in loss per share during
 the period (denominator)                    124,539,000      19,590,000     106,518,528      19,510,778

The Company's weighted average common stock equivalents related to the Warrants (Note 6) were 41,291,892 for the six months ended June 30, 2005. These common stock equivalents have been excluded from the Company's weighted average number of common shares outstanding due to their anti-dilutive effect for the three months ended June 30, 2005.


      If the First Amendment to the Stock Purchase Agreement and the Escrow Agreement were entered into as of the date of the original Stock Purchase Agreement dated January 28, 2005, the Company's future loss per share would be greater than reported and the Company's loss per share would have been $(0.18) and $(0.56) for the three and six months ended June 30, 2005, respectively.

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
         Condensed Notes to Unaudited Consolidated Financial Statements
                                  June 30, 2005

NOTE 11 - COMMITMENTS AND CONTINGENCIES

      Operating Leases - Concurrent with the closing of the Tenet Hospital Acquisition as of March 7, 2005, the Company entered into a sale leaseback type agreement with a related party entity, PCHI (the "Related Party Lease"). The Company leases all of the real estate of the acquired Hospitals properties (the "Hospital Properties") and medical office buildings and a long term acute care facility (collectively the "MOB Properties") from PCHI. The term of the Lease for the Hospital Properties is approximately 25 years, commencing March 8, 2005 and terminating on February 28, 2030. The Company has the option to extend the term of this triple net lease for an additional term of twenty-five years.


      Additionally, in connection with the acquisition of the Hospitals, the Company also assumed the operating leases for the Chapman facility, which include buildings, land, and other equipment. The Related Party Lease has been eliminated in the consolidation of PCHI in the accompanying consolidated financial statements. The following is a schedule of the Company's future minimum operating lease payments that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004:

                               Unrelated Third    Related
      Year Ended December 31,     Parties       Party (PCHI)         Total
      -----------------------  ----------------------------------------------
         2005                  $  2,038,365     $ 10,642,672       12,681,037
         2006                     2,008,102       13,153,611       15,161,713
         2007                     1,660,807       13,233,219       14,894,026
         2008                     1,162,675       13,315,216       14,477,891
         2009                       844,267       13,315,216       14,159,483
      Thereafter                  8,569,793      278,706,133      287,275,926
                               ----------------------------------------------
                               $ 16,284,009     $342,366,067     $358,650,076
                               ==============================================

      Capital Leases - The Hospitals have long-term lease obligations for certain equipment. For financial reporting purposes, the leases have been classified as capital leases; accordingly, assets with a net book value of approximately $3,529,109 are included in property and equipment in the accompanying consolidated balance sheet. The following is a schedule of future minimum lease payments under capitalized equipment leases together with the present value of the net minimum lease payments as of June 30, 2005:

      Year ending June 30,
      --------------------
         2005                                                   $  686,292
         2006                                                      686,292
         2007                                                      686,292
         2008                                                      686,292
         2009                                                      686,292
      Thereafter                                                 2,573,595
                                                                ----------
           Total minimum lease payments                         $6,005,055

      Less amount representing interest                          2,416,658
                                                                ----------

           Present value of net minimum lease payments           3,588,397

      Less current portion                                         204,141
                                                                ----------

           Long-term portion                                    $3,384,256
                                                                ==========


      Claims and Lawsuits - The Company and the Hospitals are subject to a significant number of claims and lawsuits. The results of these claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on the Company's business (both in the near and long term), financial position, results of operations or cash flows. Although the Company defends itself vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from management and (4) could cause the Company to close or sell the Hospitals or otherwise modify the way its business is conducted. Reserves for claims and lawsuits are recorded when they are probable and reasonably estimable.

NOTE 12 - SUBSEQUENT EVENT

      On August 1, 2005, Larry Anderson resigned as a director of the Company, and the Board of Directors appointed the following four individuals to serve as directors to fill current vacancies on the Board: Maurice J. DeWald, Fernando Niebla, Syed J. Naqvi and Jaime Ludmir.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations. Forward-Looking Information

      This Quarterly Report on Form 10-Q contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks discussed under the caption "Risk Factors" in our Annual Report on Form 10-KSB filed on March 31, 2005, that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

      As used in this report, the terms "we", "us", "our", "the Company", "Integrated Healthcare Holdings" or "IHHI" mean Integrated Healthcare Holdings, Inc., a Nevada corporation, unless otherwise indicated.

Overview

      Prior to March 8, 2005, we were primarily a development stage company with no material operations and no revenues from operations. On September 29, 2004, the Company entered into a definitive agreement to acquire four hospitals from subsidiaries of Tenet Healthcare Corporation ("Tenet"), and completed the transaction on March 8, 2005. Effective March 8, 2005, we acquired and began operating the following four hospital facilities in Orange County, California (referred to in this report as our "Hospitals"):

      o     282-bed Western Medical Center in Santa Ana;

      o     188-bed Western Medical Center in Anaheim;

      o     178-bed Coastal Communities Hospital in Santa Ana; and

      o     114-bed Chapman Medical Center in Orange.

      Our results of operations discussed in this report reflect Hospital operations for the full quarter ended June 30, 2005 and the 24 days of the quarter ended March 31, 2005.

      We entered into agreements with third-party payers, including government programs and managed care health plans, under which rates are based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. During the 24 days ended March 31, 2005, substantially all of Tenet's negotiated rate agreements were assigned to our Hospitals. Our own Medicare provider numbers were received in April 2005. California State Medicaid Program provider numbers were received in June 2005.

Critical Accounting Policies and Estimates

      Provisions For Doubtful Accounts

      Our policy is to attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act ("EMTALA"). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy, when appropriate, to verify insurance prior to a patient being treated.

      We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of certain of our accounts receivables by hospital, our historical collection experience by hospital and for each type of payer, and other relevant factors. Our practice is to write-down self-pay accounts receivable, including accounts related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value at the time of billing. Generally, uncollected balances are assigned to collection agency between 90 to 120 days, once patient responsibility has been identified. When accounts are assigned for collections by the hospitals, the accounts are completely written off through provision for doubtful accounts. Any recoveries from collection agencies thereafter are credited to the provision as received.

      Common Stock Warrants


      As indicated in the notes to the financial statements, the Company entered into a Rescission, Restructuring and Assignment Agreement with Dr. Chaudhuri and William Thomas on January 27, 2005 (the "Restructuring Agreement"). Pursuant to the Restructuring Agreement, the Company released its initial deposit of $10 million plus accrued interest on the Tenet Hospital Acquisition back to Dr. Chaudhuri and issued non-convertible secured promissory notes totaling $1,264,014 and warrants to purchase up to 74,700,000 shares of the Company's Common Stock. The warrants were limited not to exceed 24.9% of the Company's Fully-Diluted capital stock.

      Due to this limitation, the Company recognized an expense of $16.4 million related to the issuance of the Warrants during the three months ended March 31, 2005. No additional expense was recognized during the three months ended June 30, 2005 due to no change in the fully diluted outstanding common stock during this period. The Company computed the expense of the Warrants based on the fair value of the Warrants at the date of grant and the maxium number of shares exercisable as of June 30, 2005 of 41,298,523 (24.9% of the fully diluted stock outstanding as of June 30, 2005). The Company recorded the fair value of the remaining unexercisable Warrants as of June 30, 2005 of $11.6 million as deferred warrant expense in the accompanying consolidated balance sheet. With any future increase in the Company's outstanding fully diluted common stock, the Company will recognize additional warrant expense up to $11.6 million.

The Company computed the fair value of the Warrants based on the Black-Scholes option pricing model with the following assumptions:

                                                        Low, High
                                                        ---------
            Risk-free interest rate                     3.2%, 3.33%
            Expected volatility                         33.6%, 35.7%
            Dividend yield                              -
            Expected life (years)                       2, 2.5
            Fair value of Warrants (fully diluted)      $0.343, $0.398

      Due to fact that the Company emerged from the development stage during the three months ended March 31, 2005, the Company computed the volatility of its stock based on an average of the following comparable public companies that own hospitals:

         Amsurg Inc (AMSG)
         Community Health Systems (CYH)
         Healhcare Company (HCA)
         Health Management Associates Inc. (HMA)
         Lifepoint (LPNT)
         Tenet Healthcare Corp. (THC)
         Triad Hospitals Corp. (TRI)
         Universal (UHS)

Although management believes this is most reasonable and accurate methodology to determine the Company's volatility, the circumstances affecting volatility of the comparable companies selected may not be an accurate predictor of the Company's volatility.

      Due to fact that the Company emerged from the development stage during the six months ended June 30, 2005, the Company computed the volatility of its stock based on an average of comparable public companies that own hospitals.

      Sale of Real Estate and Variable Interest Entity

      Concurrent with the close of the Company's acquisition of the Hospitals, Dr. Chaudhuri and Dr. Anil Shah exercised their options to purchase the Company's interest in a limited liability company holding the real property underlying the Hospitals pursuant to an option agreement dated September 28, 2004, as amended and restated on November 16, 2004 (the "LLC Option Agreement"). The option holders purchased all of the Company's interests in Pacific Coast Holdings Investment LLC ("PCHI"), which acquired title to the real property. The Company received $5 million and PCHI guaranteed the Company's acquisition debt of $50 million.

      The Company remains primarily liable under the $50 million acquisition note notwithstanding its guarantee by PCHI, and this note is cross-collateralized by substantially all of the Company's assets and all of the real property of the Hospitals. All of the Company's operating activities are directly affected by the real property that was sold to PCHI. Given these factors, it appears that the Company has indirectly guaranteed the indebtedness of PCHI. The Company is standing ready to perform on the acquisition debt should PCHI not be able to perform and has undertaken a contingent obligation to make future payments if those triggering events or conditions occur.

      In connection with the sale of all of the real property of the Hospitals, the Company entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years. Per the triple net lease, PCHI will receive rent that covers the cost of the underlying debt, plus a guaranteed spread up to 2.5%. Additionally, the Company has a right to renew the leases for periods up to an additional 25 years.

      PCHI is a related party entity that is affiliated with the Company through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors) and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and William Thomas). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, the Company determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non-real estate assets to secure the $50 million debt. Accordingly, during the three and six months ended June 30, 2005, the Company included in its consolidated financial statements, the net assets of PCHI, net of consolidation adjustments.

Results of Operations

      The following table summarizes our results of operations from continuing operations for the three months ended June 30, 2005 and 2004. The 2004 period reflects our results prior to ownership of the Hospitals, which began in March 2005.

                                                              Three Months Ended
                                                  -------------   -------------
                                                  June 30, 2005    June 30, 2004
                                                  -------------   -------------
                                                   (Unaudited)     (Unaudited)
                                                  -------------   -------------
Net operating revenues                            $  83,190,537   $          --
Operating expenses:

       Salaries and benefits                         48,439,345         306,317

       Supplies                                      11,521,967              --

       Provision for doubtful accounts               11,331,354              --

       Other operating expenses                      17,283,135         108,763

       Depreciation and amortization                    902,845          15,528

       Common stock warrant expense                          --              --
                                                  -------------   -------------

                                                     89,478,646         430,608

Operating loss                                       (6,288,109)       (430,608)

       Interest expense                               4,069,029              --
                                                  -------------   -------------
Loss including minority interest and

       before provision for income taxes            (10,357,138)       (430,608)

       Provision for income taxes                     1,762,000              --
       Minority interest in variable interest
       entity                                          (195,517)             --
                                                  -------------   -------------
Net loss                                          $ (11,923,621)  $    (430,608)
                                                  =============   =============
Per Share Data:
       Basic and fully diluted
          Loss per common share                   ($       0.10)  ($       0.02)

       Weighted average shares outstanding          124,539,000      19,590,000

      Three and Six Months Ended June 30, 2005 and 2004

      Losses from continuing operations, before interest, taxes and common stock warrant expense, increased to $6.0 million for the three months ended June 30, 2005 from $0.4 million for the three months ended June 30, 2004. Substantially all of the losses from continuing operations during the three and six months ended June 30, 2005 reflects the operational losses from our Hospitals, which were acquired on March 8, 2005.

      For the three months ended March 31, 2005 and the six months ended June 30, 2005, we recognized an expense of $16.4 million relating to the issuance of common stock Warrants to Dr. Chaudhuri and Mr. Thomas. We computed the expense of the Warrants based on their fair value at the date of grant and the maximum number of shares exercisable as of March 31, 2005 of 41,292,892 (24.9% of fully diluted shares outstanding as of June 30, 2005). We recorded the fair value of the remaining unexercisable Warrants at June 30, 2005 of $11.6 million as deferred compensation in the accompanying condensed consolidated balance sheet. We will amortize the deferred warrant expense in subsequent quarters over the term of the Warrants of 3.5 years, based on any future increases in the number of outstanding shares of our fully diluted common stock.

      The income tax provision was $1.8 million for the three months ended June 30, 2005 and $3.2 million for the six months ended June 30, 2005, and consisted primarily of a taxable gain on the sale of the real property of the Hospitals to PCHI, the non-deductible Warrant expense and allowances for doubtful accounts, offset with losses from operations. As of June 30, 2005, we had net deferred tax assets of approximately $10.8 million for which a full valuation allowance has been provided.

      Managed care contracting

      The prior owners the hospitals adopted a state wide managed care contracting strategy that was designed to improve consolidated results with less regard for the individual facilities financial needs. Those contracts have been substantially all assigned to IHHI preserving the existing revenue base. Management is committed to negotiating terms more closely aligned with the services provided and the financial resources required to achieve that level of service. Although management believes that substantial opportunity exists for improving contracted reimbursement, there can be no assurance that this will be achieved and failure to do so could have a material adverse impact on future performance.

      Salaries and benefits

      We have experienced and expect to continue to experience significant wage and benefit pressures created by the nursing shortages throughout the region. In addition, approximately 24% of our employees were represented by labor unions as of June 30, 2005. If union activity increases at our hospitals, our salaries and benefits expense may increase more rapidly than our net operating revenues. Labor costs remain a significant cost pressure facing us as well as the health care industry in general. The nursing shortage continues and remains more serious in key specialties. This has increased labor costs for nursing personnel. In addition, state-mandated nurse-staffing ratios in California have not only increased our labor costs, but may also adversely affect net operating revenues due to volume limitations if the required number of nurses are unavailable. In March 2005, increases to California's state-mandated nurse-staffing ratios went into effect as provided by the original statute. The vast majority of hospitals in California, including our hospitals, are not at all times meeting these ratios. We have, however, gradually improved our monthly compliance and expect that our compliance levels will continue to improve throughout our hospitals in 2005.

      Provision for doubtful accounts



      Our policy is to attempt to collect amounts due from patients,including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act (EMTALA). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy, when appropriate, to verify insurance prior to a patient being treated.

      We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of certain of our accounts receivables by hospital,our historical collection experience by hospital and for each type of payer, and other relevant factors. Our practice is to write-down self-pay accounts receivable, including accounts related to the co-payments and deductible due from patients with insurance, to their estimate net realizable value at the time of billing. Generally, uncollected balances are assigned to collection agency between 90 and 120 days, once patient responsibility has been identified. When accounts are assigned for collections by the hospitals, the accounts are completely written off through provision for doubtful accounts. Any recoveries from collection agencies thereafter are credited to the provision as received. Because IHHI did not acquire accounts receivable from Tenet, estimates of recoveries from collection efforts are made based on Tenet's experience applied to new accounts. Management believes this is reasonable because the systems and personnel are substantially the same.

      During the three months and six months  ended June 30,  2005,  we recorded
provisions   for  doubtful   accounts  of  $11.3  million  and  $14.5   million,
respectively.

      The breakdown of our billed hospital receivables (which is a component of total receivables) at June 30, 2005 is summarized in the table below.

                                                   June 30, 2005
                                                   -------------
           Insured receivables
                                                       78.3%
           Uninsured receivables
                                                       21.7%
                                                   -------------
           Total                                      100.0%
                                                   =============

      Our allowance for doubtful accounts and the approximate percentages of allowance for doubtful accounts to accounts receivable at June 30, 2005 are summarized as follows (dollars in thousands):

                                                      June 30, 2005
Allowance for doubtful accounts                          $14,445
Percentage of accounts receivables                         26.2%

      Our reported accounts receivable as of June 30, 2005 were all under 115 days outstanding, due to the fact that our acquisition of Hospital assets from Tenet on March 8, 2005 did not include patient accounts. Net days in AR outstanding as of June 30, 2005 were 44.2 days.

Liquidity and Capital Resources

      Cash used by operating activities was $26.5 million in the six months ended June 30, 2005. Net accounts receivable increased to $40.4 million after a full quarter of hospital operations. Accounts payable increased by $11.5 million and payroll related accruals increased by $12.3 million. Estimated taxes payable increased by $1.8 million. Other current liabilities increased by $6.5 million and consist primarily of accrued interest, workers' compensation insurance, and other miscellaneous accruals.


      Cash used in investing activities of $63.2 million in the six months ended June 30, 2005 was used to complete the Hospital acquisition on March 8, 2005.

      Cash provided by financing activities was $97 million in the six months ended June 30, 2005. At June 30, 2005, our indebtedness consisted of a $50 million term loan for the purchase of our Hospitals, a $13.2 million drawn-down from a $30 million line of credit. We received $5 million in net proceeds from the sale of the real property of the Hospitals to PCHI, a related party entity. In addition, in March 2005, our Hospitals entered into a 2-year Accounts Purchase Agreement to sell Accounts Receivable to a lending institution as they become billable to third parties. We continue to provide billing and collection services and the proceeds collected thereby are applied to reduce amounts advanced under this agreement. As of June 30, 2005 $21.4 million had been advanced under this agreement.


      On or about May 9, 2005, the Company received a notice of default from its lender, Medical Provider Financial Corporation II ("Medical Provider"). Medical Provider is the lender for the secured acquisition note of $50 million, and the Company's secured line of credit note of up to $30 million. The Company has recorded the acquisition note of $50 million and outstanding draws on the line of credit of $13.2 million as current liabilities in the accompanying consolidated financial statements. The notice of default asserts that (i) the Company failed to provide satisfactory evidence that the Company has received capital contributions of not less than $15,000,000, as required under the Credit Agreement, (ii) the Company failed to prepay $5,000,000 by the Mandatory Prepay Date as required under the Credit Agreement, and (iii) a Material Adverse Effect has occurred under the Credit Agreement for reasons relating primarily to OC-PIN's failure to fully fund its obligations under its Stock Purchase Agreement with the Company dated January 28, 2005.

      As of June 1, 2005, the Company entered into an Agreement to Forbear with Medical Provider. Without another default, Medical Provider agrees for 100 days to forbear from (i) recording Notices of Default, (ii) filing a judicial foreclosure lawsuit against the Company, OC-PIN and West Coast Holdings, LLC, and (iii) filing lawsuits against the Company, OC-PIN and West Coast Holdings, LLC. The interest rate on the notes will be increased from 14% to the Default Rate of 19%, as defined in the Credit Agreement, and all Obligations (as defined in the Credit Agreement), will be forthwith due and payable, as long as the events of default remain uncured. The Company's Line of Credit facility is suspended to additional advances. During the forbearance period of 100 days, OC-PIN and other investors will invest not less than $15 million in new equity capital in the Company.

      In June 2005, in connection with the First Amendment to Stock Purchase Agreement, dated as of June 1, 2005, by and among the Company, OC-PIN, PCHI, West Coast Holdings, LLC, and Ganesha Realty LLC, OC-PIN placed into an escrow account 57,250,000 shares of the Company's common stock. As of the date of this Report, an aggregate of $12.5 million in cash has been deposited in the escrow account.

Recent Accounting Pronouncements

      On October 13, 2004, the Financial Accounting Standards Board issued Statement 123R, Share-Based Payment, which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value. The statement is effective for all public companies for interim or annual periods after June 15, 2005. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our consolidated statements of operations. The standard also requires that the modified prospective transition method be used, which would necessitate the Company to recognize compensation cost for the fair value of new awards granted, modified or settled after the effective date of the SFAS 123R. In addition, the measurement of compensation cost for awards that are not fully vested as of the effective date of the SFAS 123R would be based on the same estimate that the Company used to previously value its grants under SFAS 123.

      As a result of SFAS 123R, the Company will be required to expense the fair value of any stock option grants that it may make in the future, rather than disclose the impact on its consolidated statement of operations within the Company's footnotes.

      In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities," which requires consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Paragraph 1 of ARB 51 states that consolidated financial statements are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies. Paragraph 2 states that "the usual condition for a controlling financial interest is ownership of a majority voting interest..." However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests. Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. See Note to the financial statements regarding the Company's implementation of FIN 46 (R).

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

      At June 30, 2005, we did not have any investment in or outstanding liabilities under market rate sensitive instruments. We do not enter into hedging or derivative instrument arrangements. We have no off-balance sheet arrangements.

Item 4. Controls and Procedures.

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 15d-15(e). The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company's certifying officers have concluded that the Company's disclosure controls and procedures are effective in reaching that level of assurance.

      As of the end of the period of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

      There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

      From time to time, we are a party to claims and legal proceedings arising in the ordinary course of our business. With the exception of a potentially adverse outcome in the litigation described in the next paragraph, after taking into consideration information furnished by our counsel as to the current status of these claims and proceedings, we do not believe that the aggregate potential liability resulting from such proceedings would have a material adverse effect on our financial condition or results of operation.

      On or about May 27, 2005, the Company,  along with other  defendants,  was served with a petition to compel arbitration with Judicial Arbitration and Mediation Service (JAMS) by Andrew Weiss, a former consultant to the Company. Mr. Weiss is claiming, among other things, that he was an employee of the Company and was wrongfully terminated, and is requesting unspecified compensatory, statutory and punitive damages relating to his claimed lost earnings and benefits, stock options, and other special and general damages. The Company is vigorously contesting this matter. The Company has filed a stay in the arbitration proceedings and is requesting to move the claim to Los Angeles County Superior Court. This matter is in an early stage and it is not possible to assess the likely outcome of this litigation or the amount of damages that we would be required to pay if this litigation is decided adverse to the Company.

Item 3. Defaults Upon Senior Securities.

      On or about May 9, 2005, the Company received a notice of default from Medical Provider Financial Corporation II ("Medical Provider"). Medical Provider is the lender to the Company under a $50 million acquisition loan, and a working capital non-revolving line of credit of up to $30 million, each of which has been issued pursuant to a Credit Agreement, dated as of March 3, 2005, to which the Company and Medical Provider are parties (the "Credit Agreement").

      In addition, each of Orange County Physicians Investment Network, LLC ("OC-PIN"), Pacific Coast Holdings Investment, LLC, Ganesha Realty, LLC, and West Coast Holdings, LLC, which are parties to the Credit Agreement, has received a notice of default under the Credit Agreement.

      The notice of default asserts that (i) the Company failed to provide satisfactory evidence that the Company has received capital contributions of not less than $15,000,000, as required by Section 2.1(s) of the Credit Agreement,
(ii) the Company failed to prepay $5,000,000 by the Mandatory Prepay Date as required under Section 1.2(b)(ii) of the Credit Agreement, and (iii) a Material Adverse Effect has occurred under the Credit Agreement for reasons relating primarily to OC-PIN's failure to fully fund its obligations under its Stock Purchase Agreement with the Company dated January 28, 2005 (as discussed further below in Item 8.01).

      Medical Provider has indicated that, as a consequence of the alleged events of default and for so long as such events are continuing, the interest rates applicable to the outstanding loans under the Credit Agreement will be increased to the Default Rate (as defined in the Credit Agreement), the line of credit facility is suspended as to additional advances (with any additional advances made at its discretion at the Default Rate), and all Obligations (as defined in the Credit Agreement), will be forthwith due and payable. The total principal and interest due and payable under the loans made under the Credit Agreement currently amount to approximately $64.2 million, which does not include possible additional amounts claimed by Medical Provider for unpaid interest at the Default Rate, attorneys' fees and costs, costs of collection, trustee's fees and costs, and other fees, charges and expenses paid or incurred by Medical Provider.

Item 6.  Exhibits.

Exhibit
Number            Description
------            -----------

10.1 First Amendment to Stock Purchase Agreement, dated as of June 1, 2005, by and among the Registrant, Orange County Physicians Investment Network, LLC, Pacific Coast Holdings Investment,
                  LLC, West Coast Holdings, LLC, and Ganesha Realty LLC (incorporated herein by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 22, 2005).

10.2 Escrow Agreement, dated as of June 1, 2005, by and among the Registrant, Orange County Physicians Investment Network, LLC and City National Bank (incorporated herein by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on June 22, 2005).

10.3 Agreement to Forbear, dated as of June 1, 2005, by and among the Registrant, certain of its subsidiaries, Orange County Physicians Investment Network, LLC, West Coast Holdings, LLC, and Medical Provider Financial Corporation II (incorporated herein by reference from Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on June 22, 2005).

10.4 Letter agreement, dated June 6, 2005, amending employment agreements of Messrs. Anderson, Mogel and Ligon.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                    SIGNATURE

      In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       INTEGRATED HEALTHCARE HOLDINGS, INC.

Dated:  August 15, 2005                By: /s/ Steven R. Blake
                                           -------------------------------------
                                           Steven R. Blake
                                           Chief Financial Officer
                                           (Principal Financial Officer)

                                                                    EXHIBIT 10.4

June 6, 2005


Messrs:           Larry B. Anderson
                  Bruce Mogel
                  James T. Ligon

           Re:    Letter of Amendment to Employment Agreements

Dear Sirs:

This is to confirm the amendment to your respective Employment Agreements, dated February 22, 2005, as a result of the June 1, 2005, Amended Stock Purchase Agreement between Integrated Healthcare Holdings, Inc. (IHHI) and the Orange County Physicians Investment Network (OC-PIN). (A complete and executed copy of that Agreement is attached hereto as Exhibit A.)

By virtue of that Agreement your Employment Agreements are amended in sections
5.2 and 5.3, to provide that,

There shall be a 3-year severance payment (instead of 1-year currently provided for), payable in a lump sum at employees request, if any of the three of you are terminated without cause or if any of the three of you resign for good cause. The severance amount shall be three years' compensation beginning from the date of this Agreement, (June 1, 2005) and shall be reduced by one month for each month employed thereafter. However, the severance shall not be reduced to less than 12 months. For the purposes of this Amendment, "good cause" shall mean that OC-PIN has requested an executive to engage in an illegal act or violation of any law, rule, regulation or accounting principle applicable to IHHI (each, a "Violation"), that IHHI's counsel or auditors has confirmed that such request is a Violation and OC-PIN persists in making the request following receipt of notice of the improper nature of the request.

Additionally, the Form of Severance Agreement applicable to your Employment Agreement is hereby modified to the Form included herewith and made a part hereof as Exhibit B.



           June 9, 2005                     /s/ Anil V. Shah
----------------------------------          ------------------------------------
Date                                        Anil V. Shah
                                            Chairman of the Board of IHHI

                                  EXHIBIT 31.1

                CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      I, Bruce Mogel, Chief Executive Officer of Integrated Healthcare Holdings, Inc., certify that:

      1. I have reviewed this Quarterly Report on Form 10-Q of Integrated Healthcare Holdings, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

                  (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated, or caused such disclosure controls and procedure to be designed under our supervision, subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                  (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

            (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

            (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: August 15, 2005                 By: /s/ Bruce Mogel
                                           -------------------------------------
                                           Bruce Mogel
                                           Chief Executive Officer

                                  EXHIBIT 31.2

                CERTIFICATION PURSUANT TO RULE 13a-14 AND 15d-14
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

      I, Steven R. Blake, Chief Financial Officer of Integrated Healthcare Holdings, Inc., certify that:

      1. I have reviewed this Quarterly Report on Form 10-Q of Integrated Healthcare Holdings, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

            (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated, or caused such disclosure controls and procedure to be designed under our supervision, subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

      5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

            (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

            (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Dated:  August 15, 2005                /s/  Steven R. Blake
                                       -----------------------------------------
                                       Steven R. Blake
                                       Chief Financial Officer

                                  EXHIBIT 32.1

                             CERTIFICATE PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Quarterly Report of Integrated Healthcare Holdings, Inc. (the "Company") on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, in the capacity and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

      2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company at the dates and for the period indicated.

      This Certificate has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.


Dated: August 15, 2005                 By:  /s/ Bruce Mogel
                                       -----------------------------------------
                                       Bruce Mogel
                                       Chief Executive Officer

                                  EXHIBIT 32.2

                             CERTIFICATE PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Quarterly Report of Integrated Healthcare Holdings, Inc. (the "Company") on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, in the capacity and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

      2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company at the dates and for the period indicated.

      This Certificate has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.


Dated:  August 15, 2005                By:  /s/ Steven R. Blake
                                       -----------------------------------------
                                       Steven R. Blake
                                       Chief Financial Officer

================================================================================
                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 8-K/A

                                 CURRENT REPORT
                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934

         Date of report (Date of earliest event reported): March 3, 2005

                      Integrated Healthcare Holdings, Inc.
                     (Exact Name of Registrant as Specified
                                   in Charter)


             Nevada                        0-23511                    87-0412182
(State or Other Jurisdiction of   (Commission File Number)   (IRS Employer Identification
         Incorporation)                                                  No.)


         695 Town Center Drive, Suite 260, Costa Mesa, California 92626
              (Address of Principal Executive Offices)       (Zip Code)

       Registrant's telephone number, including area code: (714) 434-9191
                 ---------------------------------------------------

          (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

================================================================================

                                EXPLANATORY NOTE

      THE REGISTRANT FILED ON MARCH 14, 2005 A CURRENT REPORT ON FORM 8-K RELATING TO ITS ACQUISITION OF FOUR ORANGE COUNTY, CALIFORNIA HOSPITALS AND ASSOCIATED REAL ESTATE FROM SUBSIDIARIES OF TENET HEALTHCARE CORPORATION. THE PURPOSE OF THIS AMENDMENT IS TO PROVIDE THE FINANCIAL STATEMENTS AND INFORMATION REQUIRED BY ITEM 9.01 OF THE FORM 8-K.

Item 9.01      Financial Statements and Exhibits.

      (a) Financial Statements of Business Acquired.

      Attached hereto as Exhibit 99.11 are the audited balance sheet for the acquired assets as of December 31, 2004 and the audited statement of operations for the acquired assets for the years ended December 31, 2004 and December 31, 2003, and accompanying notes.

      (b) Pro Forma Financial Information.

      Attached hereto as Exhibit 99.12 are the unaudited pro forma balance sheet of Integrated Healthcare Holdings, Inc. (the "Company") as of December 31, 2004 and the unaudited pro forma statement of operations of the Company for the years ended December 31, 2004 and December 31, 2003, and accompanying notes.

      (c) Exhibits.

Exhibit                           Description
Number
--------------------------------------------------------------------------------
99.1          Second Amendment to Asset Sale Agreement, effective as of
              January 1, 2005, between the Company and certain subsidiaries of Tenet Healthcare Corporation. *

99.2 Third Amendment to Asset Sale Agreement, effective as of March 8, 2005, between the Company and certain subsidiaries of Tenet Healthcare Corporation. *

99.3 Guaranty Agreement, dated as of March 3, 2005, by Orange County Physicians Investment Network, LLC in favor of Medical Provider Financial Corporation II. *

99.4 Guaranty Agreement, dated as of March 3, 2005, by Pacific Coast Holdings Investments, LLC in favor of Medical Provider Financial Corporation II. *

99.5 Subordination Agreement, dated as of March 3, 2005, by and among the Company and its subsidiaries, Pacific Coast Holdings Investments, LLC, and Medical Provider Financial
              Corporation II. *

99.6 Credit Agreement, dated as of March 3, 2005, by and among the Company and its subsidiaries, Pacific Coast Holdings Investments, LLC and its members, and Medical Provider Financial Corporation II. *

99.7 Form of $50 million acquisition note by the Company and the Subsidiaries. *

99.8 Form of $30 million line of credit note by the Company and the Subsidiaries. *

99.9 Triple Net Hospital and Medical Office Building Lease dated March 3, 2005, as amended by Amendment No. 1 To Triple Net Hospital And Medical Office Building Lease. *

99.10         Press Release issued by the Company on March 8, 2005. *

99.11         Audited financial statements for the acquired assets.

99.12         Unaudited pro forma financial statements of the Company.

* Previously filed.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Integrated Healthcare Holdings, Inc.

                                     By: /s/ Bruce Mogel
                                     -------------------------------------------
                                     Name:  Bruce Mogel
                                     Title: Chief Executive Officer

Date: May 31, 2005

                                INDEX TO EXHIBITS

Exhibit                           Description
Number
--------------------------------------------------------------------------------

99.1 Second Amendment to Asset Sale Agreement, effective as of January 1, 2005, between the Company and certain subsidiaries of Tenet Healthcare Corporation. *

99.2 Third Amendment to Asset Sale Agreement, effective as of March 8, 2005, between the Company and certain subsidiaries of Tenet Healthcare Corporation. *

99.3 Guaranty Agreement, dated as of March 3, 2005, by Orange County Physicians Investment Network, LLC in favor of Medical Provider Financial Corporation II. *

99.4 Guaranty Agreement, dated as of March 3, 2005, by Pacific Coast Holdings Investments, LLC in favor of Medical Provider Financial Corporation II. *

99.5 Subordination Agreement, dated as of March 3, 2005, by and among the Company and its subsidiaries, Pacific Coast Holdings Investments, LLC, and Medical Provider Financial
              Corporation II. *

99.6 Credit Agreement, dated as of March 3, 2005, by and among the Company and its subsidiaries, Pacific Coast Holdings Investments, LLC and its members, and Medical Provider Financial Corporation II. *

99.7 Form of $50 million acquisition note by the Company and the Subsidiaries. *

99.8 Form of $30 million line of credit note by the Company and the Subsidiaries. *

99.9 Triple Net Hospital and Medical Office Building Lease dated March 3, 2005, as amended by Amendment No. 1 To Triple Net Hospital And Medical Office Building Lease. *

99.10         Press Release issued by the Company on March 8, 2005. *

99.11         Audited financial statements for the acquired assets.

99.12         Unaudited pro forma financial statements of the Company.

*  Previously filed.

                                                                   EXHIBIT 99.11

                                                    Audited financial statements

                      [INSERT AUDITED FINANCIAL STATEMENTS]

                                                                   EXHIBIT 99.12
                                        Unaudited pro forma financial statements

Acquisition - On March 8, 2005, Integrated Healthcare Holdings, Inc. ("IHHI") completed its asset acquisition (the "Acquisition") of four Orange County, California hospitals and associated real estate, including: (i) 282-bed Western Medical Center--Santa Ana, CA; (ii) 188-bed Western Medical Center--Anaheim, CA;
(iii) 178-bed Coastal Communities Hospital in Santa Ana, CA; and (iv) 114-bed Chapman Medical Center in Orange, CA (collectively, the "Hospitals") from Tenet Healthcare Corporation ("Tenet"). The Hospitals were assigned to four wholly-owned subsidiaries of IHHI (the "Subsidiaries") formed for the purpose of completing the Hospital Acquisition. IHHI also acquired the following real estate, leases and assets associated with the Hospitals: (i) a fee interest in the Western Medical Center at 1001 North Tustin Avenue, Santa Ana, CA 92705, a fee interest in the administration building at 1301 North Tustin Avenue, Santa Ana, CA 92705, certain rights to acquire condominium suites located in the medical office building at 999 North Tustin Avenue, Santa Ana, CA, and the business known as the West Coast Breast Cancer Center; (ii) a fee interest in the Western Medical Center at 1025 South Anaheim Blvd., Anaheim, CA 92805; (iii) a fee interest in the Coastal Communities Hospital at 2701 South Bristol Street, Santa Ana, CA 92704, and a fee interest in the medical office building at 1901 North College Avenue, Santa Ana, CA; (iv) a lease for the Chapman Medical Center at 2601 East Chapman Avenue, Orange, CA 92869, and a lease for the medical office building at 2617 East Chapman Avenue, Orange, CA; and (v) the furniture, fixtures and contract rights associated with the Hospitals. The purchase price, after all purchase price adjustments, of the Acquisition amounted to $66,164,700.


Sale-Leaseback - Concurrent with the close on the Acquisition, Dr. Chaudhuri and Dr. Shah exercised their option to purchase all of the real property of the Hospitals (except for Chapman medical office building) pursuant to an Option agreement dated September 28, 2004, as amended and restated on November 16, 2004 ("LLC Option Agreement"). The option was exercised by the option holders purchasing from IHHI all of the equity interests in Pacific Coast Holdings, Inc. ("PCHI"), which holds title to the real property. IHHI received $5 million and PCHI guaranteed IHHI's acquisition debt of $50 million.

IHHI remains primarily liable under the $50 million acquisition note notwithstanding its guarantee by PCHI, and this note is cross-collateralized by substantially all of IHHI's assets and all of the real property of the Hospitals. All of IHHI's operating activities are directly affected by the real property that was sold to PCHI. Given these factors, IHHI has indirectly guaranteed the indebtedness of PCHI. In substance, IHHI is standing ready to perform on the acquisition debt should PCHI not be able to perform and has undertaken a contingent obligation to make future payments if those triggering events or conditions occur.

In connection with the sale of the real property of the Hospitals, IHHI entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years and renewable for an additional 25 year term. IHHI's initial rent expense will substantially equal the amount of the interest payment on the $50 million acquisition note at a rate of 14% per annum. At the earlier of two years or a refinancing of the acquisition note, IHHI's rent expense will also include amortization of the principal of the acquisition note. If the interest rate of the acquisition note is refinanced below a rate of 12% per annum, IHHI's rent expense will include a guaranteed spread of up to 2.5%.


PCHI is a related party entity that is affiliated with IHHI through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors) and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and William Thomas). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, IHHI determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of IHHI's non-real estate assets to secure the $50 million debt. Accordingly, IHHI has included in its consolidated financial statements, the net assets of PCHI, net of consolidation adjustments.

Common Stock Warrants - IHHI entered into a Rescission, Restructuring and Assignment Agreement with Dr. Chaudhuri and William Thomas on January 27, 2005 (the "Restructuring Agreement"). Previously, IHHI had obtained financing from Dr. Chaudhuri and Mr. Thomas and had issued to them a $500,000 secured convertible promissory note that was convertible into approximately 88.8% of IHHI's issued and outstanding common stock on a fully-diluted basis, a $10 million secured promissory note, and a Real Estate Purchase Option agreement originally dated September 28, 2004 to purchase 100% of substantially all of the real property in the Acquisition for $5 million (the "Real Estate Option"), all of which together with related accrued interest payable pursuant to the terms of the notes were rescinded and cancelled. Pursuant to the Restructuring Agreement, IHHI released its initial deposit of $10 million plus accrued interest on the Tenet Hospital Acquisition back to Dr. Chaudhuri, issued non-convertible secured promissory notes totaling $1,264,014 to Dr. Chaudhuri and Mr. Thomas, and issued warrants to purchase up to 74,700,000 shares of IHHI's Common Stock (but not to exceed 24.9% of IHHI's Fully-Diluted capital stock) (the "Warrants"). In addition, IHHI amended the Real Estate Option to provide that Dr. Chaudhuri's option shall be to purchase 49% of substantially all of the real property in the Acquisition for $2,450,000. Concurrent with the close of the Acquisition, IHHI repaid the non-convertible secured promissory notes of $1,264,014 to Dr. Chaudhuri and Mr. Thomas.

The Warrants are exercisable beginning January 27, 2007 and expire in 3.5 years from the date of the issuance. The exercise price for the first 43 million shares purchased under the Warrants is $0.003125 per share, and the exercise or purchase price for the remaining 31.7 million shares is $0.078 per share if exercised between January 27, 2007 and July 26, 2007, $0.11 per share if exercised between July 27, 2007 and January 26, 2008, and $0.15 thereafter. Based upon a valuation obtained by IHHI from an independent valuation firm, IHHI has assigned a total fair value to the 74,700,000 warrants of $27,987,100 at the date of grant, January 27, 2005. IHHI has recognized an expense of $16,434,173 related to the issuance of the Warrants during the three months ended March 31, 2005. IHHI computed the expense of the Warrants based on the fair value of the Warrants at the date of grant and the maximum number of shares exercisable as of March 31, 2005 of 41,291,892 (which constitutes 24.9% of the fully diluted stock that would have been outstanding as of March 31, 2005 assuming maximum possible exercise of the Warrants). IHHI has recorded the fair value of the remaining unexercisable Warrants as of $11,552,927 as deferred warrant expense. IHHI will recognize additional warrant expense in subsequent quarters over the term of the Warrants of 3.5 years, based on any future increase in the number of the Warrants that become exercisable.

Unaudited Pro Forma Financial Statements- The following Unaudited Pro Forma Condensed Consolidated Financial Information of IHHI and its wholly-owned subsidiaries give effect to the Acquisition and the Sale-Leaseback transactions. The following Unaudited Pro Forma Condensed Consolidated Financial Information does not include the nonrecurring charge related to the issuance of the Common Stock Warrants on January 27, 2005. The historical financial information of IHHI set forth below has been derived from the historical audited consolidated financial statements of IHHI included in its annual report on Form 10-KSB for the year ended December 31, 2004. The historical financial information of the Tenet Hospitals set forth below has been derived from the historical audited combined financial statements of the acquired hospitals, Western Medical Center
- Anaheim, Western Medical Center - Santa Ana, Coastal Communities Hospital and Chapman Medical Center, including certain other healthcare businesses related to the operations of these hospitals (collectively, the "Tenet Hospitals") for the year ended December 31, 2004. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2004 includes the pro forma adjustments giving effect to the Acquisition and Sale-Leaseback transactions as if they had occurred on that date. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2004 include pro forma adjustments giving effect to the Acquisition and Sale-Leaseback transactions as if they occurred as of January 1, 2004.


The Unaudited Pro Forma Condensed Consolidated Financial Information is provided for informational purposes only and does not purport to present the consolidated financial position or results of operations of IHHI had the Acquisition and Sale-Leaseback transactions occurred on the dates specified, nor is it necessarily indicative of the consolidated financial position or results of operations of IHHI that may be expected in the future. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included in IHHI's annual report on Form 10-KSB for the year ended December 31, 2004 and its quarterly report on Form 10-Q for the quarter ended March 31, 2005.


                      INTEGRATED HEALTHCARE HOLDINGS, INC.
            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                             As of December 31, 2004



                                                                                   Pro-Forma Adjustments
                                                                  Historical   ----------------------------------
                                                 Historical         Tenet          Tenet           Tenet Assets          Pro Forma
             ASSETS                                 IHHI          Hospitals     Elimination          Purchased             IHHI
                                                ------------    ------------   ----------------------------------      ------------
Current assets:
      Cash and cash equivalents                 $     69,454    $    244,146   $   (244,146)(6)    $  1,813,432 (1)    $  1,882,886
      Accounts receivable, net                            --      37,769,344    (37,769,344)(6)                                  --
      Inventories of supplies, at cost                             5,913,638     (5,913,638)(6)       6,018,995 (1)       6,018,995
      Prepaid expenses and other assets               18,519       8,579,284     (8,579,284)(6)       2,460,874 (1)       2,479,393
                                                ------------    ------------                                           ------------
                                                      87,973      52,506,412                                             10,381,274

Property and equipment, net                           57,423      43,556,983    (43,556,983)(6)      59,493,353 (3)      59,550,776
Notes receivable from affiliate and
      other assets                                                 3,398,701     (3,398,701)(6)                                  --
Investment in hospital asset purchase             11,142,145                                        (11,142,145)(2)              --
Deferred loan fees, net                               44,970       6,623,718     (6,623,718)(6)       1,933,000 (5)       1,977,970

                                                ------------    ------------                                           ------------
      Total assets                              $ 11,332,511    $106,085,814                                           $ 71,920,000
                                                ============    ============                                           ============

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
      Current portion of debt & capital         $ 11,264,013    $    204,141                       $ 50,000,000 (3)     $ 53,204,141
         leases                                                                                     (10,000,000)
                                                                                                     (1,264,013)
                                                                                                      3,000,000 (12)
      Accounts payable                               156,142      21,430,493    (21,430,493)(6)                             156,142
      Accrued compensation and benefits              800,313       9,997,093     (9,997,093)(6)                             800,313
      Medical claims incurred but not
        reported                                                   3,748,369     (3,748,369)(6)                                  --
      Accrued restructuring costs                                  3,917,768     (3,917,768)(6)                                  --
      Other current liabilities                           --       2,488,838     (2,488,838)(6)          82,121 (1)          82,121
                                                ------------    ------------                                           ------------
        Total current liabilities                 12,220,468      41,786,702                                             54,242,717

Capital lease obligations, net                            --       3,455,260                                              3,455,260
Due to affiliate                                                  10,362,970    (10,362,970)(6)                                  --
Minority interest in variable
   interest entity                                        --                                          5,000,000(3)        5,000,000
Stockholders' equity:
      Common stock                                    20,780                                            102,600(1)          123,380
      Additional paid in capital                   1,189,621                                          9,997,400(1)       11,187,021
      Accumulated (deficit) earnings              (2,098,358)     50,480,882    (50,480,882)(6)                          (2,098,358)
                                                ------------    ------------                                           ------------
         Total stockholders' equity                 (887,957)     50,480,882                                              9,212,043
                                                ------------    ------------                                           ------------
Total liabilities and stockholders' equity      $ 11,332,511    $106,085,814                                           $ 71,910,020
                                                ============    ============                                           ============



      See accompanying notes to unaudited pro forma condensed consolidated financial information

                      INTEGRATED HEALTHCARE HOLDINGS, INC.
       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                             As of December 31, 2004



                                                                                      Pro-Forma Adjustments
                                                               Historical    ------------------------------------
                                               Historical        Tenet           Tenet              Tenet Assets          Pro forma
                                                  IHHI         Hospitals      Elimination            Purchased             IHHI
                                             -------------   -------------   ------------------------------------     -------------
Net operating revenues                       $          --   $ 341,752,741    $           --       $           --     $ 341,752,741

Operating expenses:
      Salaries and benefits                      1,247,098     174,626,636                --                   --       175,873,734
      Supplies                                      10,628      47,704,610                --                   --        47,715,238
      Provision for doubtful accounts                   --      42,038,130                --                   --        42,038,130
      Other operating expenses                     528,446      97,873,324                --            1,497,491(7)    100,349,261
      Depreciation and amortization                 62,114       4,542,155        (4,542,155)(8)        3,534,613(8)      3,596,727
      Restructuring charges                             --       3,917,768        (3,917,768)(9)               --                --
                                             -------------   -------------                                            -------------
                                                 1,848,286     370,702,623                                              369,573,090

Operating loss                                  (1,848,286)    (28,949,882)                                             (27,820,349)
      Interest expense, net                             --         404,814                --            7,420,000(10)     8,791,314
                                                                                          --              966,500(5)
                                             -------------   -------------                                            -------------

Loss including minority interest and
      before provision for income taxes         (1,848,286)    (29,354,696)                                             (36,611,663)

      Provision (benefit) for income taxes              --      (5,672,000)        5,672,000(11)               --(11)            --
      Minority interest in variable
           interest entity                              --              --                --           (1,947,491)(7)    (1,947,491)
                                             -------------   -------------                                            -------------

Net loss                                     $  (1,848,286)  $ (23,682,696)                                           $ (34,664,172)
                                             =============   =============                                            =============


Basic loss per share from continuing
      operations                             $       (0.09)                                                           $       (0.28)

Diluted loss per share from continuing
      operations                             $       (0.09)                                                           $       (0.28)

Number of shares used in per
      share computation:

           Basic                                19,986,750                                                       (13)   124,539,000

           Diluted                              19,986,750                                                       (13)   124,539,000


      See accompanying notes to unaudited pro forma condensed consolidated financial information


Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma adjustments for the unaudited pro forma condensed consolidated financial information are as follows:


(1) Reflects IHHI's completion of its acquisition on March 8, 2005 of four Orange County, California hospitals and associated real estate (the "Acquisition"), including: (i) 282-bed Western Medical Center--Santa Ana, CA; (ii) 188-bed Western Medical Center--Anaheim, CA; (iii) 178-bed Coastal Communities Hospital in Santa Ana, CA; and (iv) 114-bed Chapman Medical Center in Orange, CA (collectively, the "Hospitals") from Tenet Healthcare Corporation ("Tenet"). IHHI financed the Acquisition through the issuance of debt of $53 million, the sale of 102,600,000 shares of IHHI's common stock for proceeds of $10.1 million, proceeds of $5 million from the sale of all of the real property of the acquired hospitals to Pacific Coast Holdings, Inc., a related party, ("PCHI") and the assumption of capital lease obligations of $3,659,401 (current portion of $204,141). IHHI's debt consists of two promissory notes that bear interest at 14% and have terms of two years. The purchase price, after all purchase price adjustments, of the Acquisition amounted to $66,164,700. The fair value of the tangible assets acquired and liabilities assumed consisted of the following:

            Property and equipment                    $ 59,493,353
            Inventories of supplies                      6,018,995
            Prepaid expenses and other assets            2,460,874
            Deferred loan fees                           1,933,000
            Capital lease obligations                   (3,659,401)
            Other assumed liabilities                      (82,121)
                                                      -------------
                                                      $ 66,164,700
                                                      =============

(2) Reflects the return of IHHI's $10 million initial deposit on the Acquisition and accrued interest to Dr. Chaudhuri and the cancellation of the $10 million secured promissory note with IHHI in connection with the Rescission, Restructuring and Assignment Agreement entered into on January 27, 2005 (the "Restructuring Agreement"). In addition, amount reflects the reclassification of direct acquisition costs of $1,142,145 to property and equipment upon the close of the Acquisition.

(3) In connection with the sale of all of the real property of the Hospitals, the Company entered into a triple net lease with PCHI to leaseback this real property for an initial term of 25 years. PCHI is a related party entity that is affiliated with the Company through common ownership and control. It is owned 51% by West Coast Holdings, LLC (Dr. Shah and investors) and 49% by Ganesha Realty, LLC (Dr. Chaudhuri and Mr. Thomas). Generally accepted accounting principles require that a company consolidate the financial statements of any entity that cannot finance its activities without additional subordinated financial support, and for which one company provides the majority of that support through means other than ownership. Effective March 8, 2005, the Company determined that it provided the majority of financial support to PCHI through various sources including lease payments, remaining primarily liable under the $50 million debt, and cross-collateralization of the Company's non-real estate assets to secure the $50 million debt. Accordingly, the pro forma adjustment reflects the consolidation of the net assets of PCHI, which include property and equipment and the $50 million acquisition note. In addition, the consolidation of PCHI reflects the equity accounts of PCHI as minority interest in variable interest entity.


See accompanying notes to unaudited pro forma condensed consolidated financial information

(4) Reflects the repayment of $1,264,013 of secured promissory notes to Dr. Chaudhuri and Mr. Thomas concurrent with the close of the Acquisition and in connection with the Restructuring Agreement.

(5) Reflects deferred loan fees incurred in connection with the issuance of the $50 million acquisition note and the $30 million non-revolving Line of Credit in connection with the close of the Acquisition. IHHI has accounted for the debt issuance costs as deferred loan fees and is amortizing such fees to interest expense over the two year term of the notes.

(6) Reflects the elimination of the certain assets, liabilities, and retained earnings of the Tenet Hospitals that IHHI did not acquire in the
      Acquisition. The Acquisition consisted of an asset purchase of property and equipment, inventories of supplies, prepaid expense and other current assets, and the assumption of certain capital leases and other liabilities.

(7) Reflects the consolidation of PCHI's net losses, which consists of rental income from IHHI of $7,976,420, interest expense related to the $50 million acquisition note and amortization of deferred loan fees totaling $7,723,911, and depreciation expense of $2,200,000.

(8) As a result of the Acquisition and Sale-leaseback transactions, the Company is in the economic position of having a leasehold interest in the hospital properties in which it conducts its business. For financial reporting purposes the Company has determined that the 25 year renewal option does not constitute either a bargain renewal option or a bargain purchase option and, therefore, has determined the term of the lease of the hospital assets to be 25 years, and will depreciate and amortize the property and equipment acquired in the Hospital Acquisition over periods not to exceed such term because any residual value the assets may have after such time is the property of PCHI. Accordingly, the pro forma statements of operations reflect adjustments to: (1) eliminate Tenant's historical depreciation expense; (2) depreciate and amortize the acquired property and equipment over their estimated useful lives but limited to the 25 year lease term.

(9) Reflects the elimination of the Tenet Hospitals restructuring charges, related to employee severance and retention costs made by Tenet. These nonrecurring charges have been eliminated as they are not indicative of IHHI's ongoing operations.

(10) Reflects accrued interest expense on the $50 million acquisition note and $3 million outstanding on IHHI's non-revolving Line of Credit. The pro forma interest was calculated using the notes stated interest rate of 14%. IHHI's non-revolving Line of Credit allows for a maximum of $30 million in borrowings.

(11) Reflects the elimination of the Tenet Hospitals benefit from income taxes. IHHI is not eligible to recognize a benefit from income taxes due to its limited operating history of losses and its limited ability to carryback any losses. IHHI included the Acquisition and Sale-leaseback transactions in its pro forma income tax provision, which resulted in a deferred tax asset of approximately $4,800,000. IHHI recognized a full valuation allowance of its deferred tax asset of approximately $4,800,000 for the year ended December 31, 2004.

(12) Reflects IHHI's $3 million draw on its $30 million non-revolving Line of Credit, which it used to complete the Acquisition.


(13) Pro forma net loss per share is based upon the number of shares of common stock outstanding after the Acquisition and Sale-leaseback transactions as if they occurred as of January 1, 2004. The pro forma net loss per share does not account for the nonrecurring Common Stock Warrant transaction, which was recorded by IHHI during the three months ended March 31, 2005.